As filed with the Securities and Exchange Commission on April 2, 2008
Securities Act Registration No. 333-138996
Investment Company Act File Number 814-176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

Registration Statement Under The Securities Act Of 1933:

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 2	☒

HARRIS & HARRIS GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

111 West 57th Street
Suite 1100
New York, New York 10019
(Address of Principal Executive Offices)

(212) 582-0900
(Registrant’s Telephone Number, including Area Code)

Charles E. Harris, Chairman, CEO
111 West 57th Street
Suite 1100
New York, New York 10019
(Name and Address of Agent for Service)

Copies to:

Sandra M. Forman, Esq.	Richard T. Prins, Esq.
General Counsel	Skadden, Arps, Slate, Meagher & Flom LLP
Harris & Harris Group, Inc.	Four Times Square
111 West 57th Street, Suite 1100	New York, New York 10036
New York, NY 10019	(212) 735-3000
(212) 582-0900

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box)

☒ when declared effective pursuant to Section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.01 par value	4,000,000	$7.35	$29,400,000	$1,155.42	(2)

(1)
Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based on the average of the high and low prices as reported on the Nasdaq Global Market of the registrant’s Common Stock on April 1, 2008.

(2)	$1,186.43 previously paid in connection with this Registration Statement filed on November 27, 2006.

1

HARRIS & HARRIS GROUP, INC.
CROSS-REFERENCE SHEET

PART A-THE PROSPECTUS

Items in Part A of Form N-2		Location in Prospectus

Item 1.	Outside Front Cover	Front Cover Page
Item 2.	Cover Pages; Other Offering Information	Front Cover Page; Inside Front Cover Page; Available Information
Item 3.	Fee Table and Synopsis	Prospectus Summary; Table of Fees and Expenses
Item 4.	Financial Highlights	Selected Condensed Consolidated Financial Data; Incorporation by Reference
Item 5.	Plan of Distribution	Prospectus Summary; Plan of Distribution
Item 6.	Selling Shareholders	Not Applicable
Item 7.	Use of Proceeds	Use of Proceeds
Item 8.	General Description of the Registrant	Outside Front Cover; Business; Risk Factors; Investment Policies; Price Range of Common Stock; General Description of our Portfolio Companies
Item 9.	Management	Management of the Company
Item 10.	Capital Stock, Long-Term Debt and Other Securities	Prospectus Summary; Capitalization; Dividends and Distributions; Taxation; Risk Factors
Item 11.	Defaults and Arrears on Senior Securities	Not Applicable
Item 12.	Legal Proceedings	Management of the Company
Item 13.	Table of Contents of the Statement of Additional Information	Not Applicable

Items in Part B of Form N-2(1)		Location in Prospectus

Item 14.	Cover Page	Not Applicable
Item 15.	Table of Contents	Not Applicable
Item 16.	General Information and History	Not Applicable
Item 17.	Investment Objective and Policies	Business; Investment Policies
Item 18.	Management of the Company	Management of the Company; Certain Government Regulations
Item 19.	Control Persons and Principal Shareholders	Management of the Company
Item 20.	Investment Advisory and Other Services	Management of the Company; Experts
Item 21.	Portfolio Managers	Management of the Company
Item 22.	Brokerage, Allocation and Other Practices	Brokerage
Item 23.	Tax Status	Taxation
Item 24.	Financial Statements	Incorporation by Reference

PART C-OTHER INFORMATION

Items 25-34 have been answered in Part C of this Registration Statement.

(1)	Pursuant to General Instructions to Form N-2, all information required by Part B: Statement of Additional Information has been incorporated into Part A: The Prospectus of the Registration Statement.

2

The information in this Prospectus is not complete and may be changed. We may not sell securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus, Dated April 2, 2008

4,000,000 Shares

Common Stock

Harris & Harris Group, Inc.®, is a venture capital company specializing in tiny technology that operates as a business development company under the Investment Company Act of 1940. We may offer, from time to time, shares of our common stock, $0.01 par value per share ("Common Stock"), in one or more delayed offerings. The Common Stock may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement"). The offering price per share of our Common Stock will not be less than the net asset value per share of our Common Stock at the time we make the offering exclusive of any underwriting commissions or discounts. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in our Common Stock.

Our Common Stock may be offered directly to one or more purchasers through agents designated from time to time by us, or to or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents or underwriters involved in the sale of our Common Stock, and will set forth any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters, or among our underwriters, or the basis upon which such amount may be calculated. We may not sell any of our Common Stock through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of our Common Stock. Our Common Stock is listed on the Nasdaq Global Market under the symbol "TINY." On April 1, 2008, the last reported sale price of our Common Stock was $7.34.

An Investment in the Securities Offered in this Prospectus Involves a High Degree of Risk. You Should Consider Investing in Us Only if You Are Capable of Sustaining the Loss of Your Entire Investment. See "Risk Factors" beginning on page 11.

This Prospectus sets forth concisely the information about us that a prospective investor should know before investing. You should read this Prospectus, before deciding whether to invest in our Common Stock, and retain it for future reference. You may obtain our annual reports, request other information about us and make shareholder inquiries by calling toll free 1-877-TINY TECH. Additional information about us has been filed with the Securities and Exchange Commission ("SEC") and is available upon written or oral request and without charge. We also make available our annual reports, free of charge, on our website at www.TinyTechVC.com. Information on our website is not part of this Prospectus and should not be considered as such when making your investment decision. Material incorporated by reference and other information about us can be obtained from the SEC's website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

 The date of the Prospectus is      , 2008.

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You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

In this Prospectus, unless otherwise indicated, "Harris & Harris," "Company," "us," "our" and "we" refer to Harris & Harris Group, Inc.® "Harris & Harris Group, Inc." is a registered service mark. This Prospectus also includes trademarks owned by other persons.

[This Page Intentionally Left Blank]

PROSPECTUS SUMMARY

This summary highlights information that is described more fully elsewhere in this Prospectus and in the documents to which we have referred. It may not contain all of the information that is important to you. To understand the offering fully, you should read the entire document carefully, including the risk factors beginning on page 11.

Our Business

Harris & Harris Group, Inc., is a venture capital company, specializing in tiny technology, that operates as a business development company under the Investment Company Act of 1940, which we refer to as the 1940 Act. For tax purposes, we operate as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, which we refer to as the Code. We are an internally managed investment company; that is, our officers and employees, rather than an investment adviser, manage our operations under the general supervision of our Board of Directors. Our investment objective is to achieve long-term capital appreciation, rather than current income, by making venture capital investments in early-stage companies. Our approach includes patient examination of available early stage opportunities, thorough due diligence and close involvement with management.

We make initial venture capital investments exclusively in "tiny technology," which we define as nanotechnology, microsystems and microelectromechanical systems (which we refer to as MEMS). Nanotechnology is measured in nanometers, which are units of measurement in billionths of a meter. Microsystems and microelectromechanical systems are measured in micrometers, which are units of measurement in millionths of a meter. We consider a company to be a tiny technology company if a product or products, or intellectual property covering a product or products, that we consider to be at the microscale or smaller is material to its business plan. At December 31, 2007, 54.7 percent of our total assets and 99.9 percent of our venture capital portfolio were invested in tiny technology investments. The remaining 0.1 percent of our venture capital portfolio represents one non-tiny technology investment made prior to 2001. We may make follow-on investments in any of our portfolio companies. By making these investments, we seek to provide our shareholders with a specific focus on tiny technology through a portfolio of venture capital investments that addresses a variety of markets and products. We believe that we are the only publicly traded business development company making initial venture capital investments exclusively in tiny technology.

Tiny technology is multidisciplinary and widely applicable, and it incorporates technology that was not previously in widespread use. Products enabled by tiny technology are applicable to a large number of industries including pharmaceuticals, medical devices, electronics and alternative (clean) energy. The use of nanotechnology-enabled advanced materials for clean energy in particular is an area of increasing global interest, and these types of materials are the cornerstones of new generations of photovoltaics, batteries, solid-state lighting, fuel cells, bio-fuels and other energy-related applications that are the focus of a number of recently funded early-stage companies. Although we have not specifically targeted investments in alternative energy companies, as of December 31, 2007, eight of our 30 active portfolio companies were focused on the commercialization of alternative energy-related products. We define active portfolio companies as those companies that are currently operating and are not in the process of unwinding the business. These companies represented 33.4 percent of our venture capital portfolio based on value as of December 31, 2007.

As a venture capital company, we make it possible for our investors to participate at an early stage in this emerging field, while our portfolio companies are still private. By making investments in companies that control intellectual property relevant to tiny technology, we are building a portfolio that we believe will be difficult to replicate in the future, as we believe it will likely become increasingly difficult to create new foundational intellectual property in nanotechnology. Because we typically invest as part of a syndicate of venture capital firms, the syndicate's time horizon often determines ours, though we may provide seed capital before forming a syndicate with other investors, or maintain our investment in an investee company after it goes public, even after our co-investors sell or distribute their shares. To the investor, we offer:

•	a portfolio consisting of investments that are generally available only to a small, highly specialized group of professional venture capital firms as investors;

•
a team of professionals, including six full-time members of management, five of whom are designated as Managing Directors: Charles E. Harris, Douglas W. Jamison, Alexei A. Andreev, Michael A. Janse and Daniel B. Wolfe, and a Vice President, Misti Ushio, to evaluate and monitor investments. One of our directors is also a consultant to us, Lori D. Pressman. These seven professionals collectively have expertise in venture capital investing, intellectual property and tiny technology;

•	the opportunity to benefit from our experience in a new field expected to permeate a variety of industries; and

•	through the ownership of our publicly traded shares, a measure of liquidity not typically available in underlying venture capital portfolio investments.

The number of tiny technology investment opportunities available to us has increased over the past five years, through both new opportunities and opportunities for follow-on investments in our existing portfolio companies. We believe that our expertise and record of prior investments in tiny technology are likely to lead us to additional tiny technology investment opportunities in the future. We intend to use the net proceeds of this offering to:

•	increase our capital in order to take advantage of these investment opportunities;

•
lower our expenses as a percentage of assets and otherwise achieve certain economies and advantages of scale in our operations, as our costs are primarily fixed. As our assets increase by the net proceeds of this offering, our fixed costs will represent a smaller percentage of our assets; and

•	pay operating expenses, including due diligence expenses on potential investments.

We identify investment opportunities primarily through four channels:

•	our involvement in the field of tiny technology;

•	research universities that seek to transfer their scientific discoveries to the private sector;

•	other venture capital companies seeking co-investors or referring deals to us; and

•	direct calls and business plan submissions by companies, business incubators and individuals seeking venture capital.

Since registering as an investment company in 1992, we have invested in a variety of industries. In 1994, we invested in our first tiny technology company, Nanophase Technologies Corporation. In 1995, we elected to be regulated as a business development company. Recognizing the potential of tiny technology, we continued to monitor developments in the field, and since 2001, we have made tiny technology our exclusive focus for initial investments. From August 2001 through December 31, 2007, all 38 of our initial investments have been in companies involved in the development of products and technologies based on tiny technology. At December 31, 2007, our portfolio included investments in a total of 35 companies, 30 of which we consider to be active tiny technology companies.

As is usual in the venture capital industry, our venture capital investments are generally in convertible preferred stock, which is usually the most senior security in a portfolio company’s equity capital structure until the company has substantial revenues, and which gives us seniority over the holders of common stock (usually including the founders) while preserving fully our participation in the upside potential of the portfolio company through the conversion feature. Our portfolio investments in some instances include a dividend right payable in kind (which increases our participation in the portfolio company) or potentially in cash. In-kind distributions are primarily made in additional shares of convertible preferred stock. We expect to continue to invest in convertible securities.

Tiny Technology

In our view, tiny technology is neither an industry nor a single technology, but a variety of enabling technologies with critical dimensions below 100 micrometers. Tiny technology manifests itself in tools, materials, systems and devices that address broad markets, including instrumentation, alternative energy, electronics, photonics, computing, medical devices, pharmaceutical manufacturing, drug delivery and drug discovery. The development and commercialization of tiny technology often require the integration of multiple disciplines, including biology, physics, chemistry, materials science, computer science and the engineering sciences.

Examples of tiny technology-enabled products currently on the market are quite diverse. They include sensors, accelerometers used in automobiles to sense impact and deploy airbags, cosmetics with ingredients that block ultraviolet light but are invisible to the human eye, nanoclays used for strength in the running boards of minivans, textiles with liquid-stain repellant surfaces, fast acting painkillers and certain pharmaceutical therapeutics.

We currently have 15 companies in our tiny technology portfolio that generate commercial revenue from the sale of products or services. These companies offer a range of products including components for optical networking, high-brightness LEDs, carbon nanotube-based sensors, optical switches, silicon carbide brake rotors, chiral columns for the pharmaceutical industry, metabolomic profiling services and decorative tiles.

Within tiny technology, microsystems and MEMS both refer to materials, devices and processes that are on a micrometer size scale. A micrometer, which is also referred to as a micron, is 0.000001 meter, or one millionth of a meter. In practice, any device, or device enabled by components, in a size range from 100 microns down to 0.1 micron may be considered "micro." Nanotechnology refers to materials, devices and processes with critical dimensions below 0.1 micron, equal to 100 nanometers. A nanometer is 0.000000001 meter, or one billionth of a meter. It is at the scale below 100 nanometers, the nanoscale, that quantum effects begin to dominate classical macroscale physics. At the nanoscale, size- and shape-dependent properties of materials allow previously unattainable material and device performance.

Although the practical application of tiny technology requires great expertise to implement in manufacturing processes, we believe that tiny technology’s broad applicability presents significant and diverse market opportunities.

Risk Factors

Set forth below is a summary of certain risks that you should carefully consider before investing in our Common Stock. See "Risk Factors" beginning on page 11 for a more detailed discussion of the risks of investing in our Common Stock.

Risks related to the companies in our portfolio.

•	A continuing lack of initial public offering opportunities may cause companies to stay in our portfolio longer, leading to lower returns, write-downs and write-offs.

•	Investing in small, private companies involves a high degree of risk and is highly speculative.

•	We may invest in companies working with technologies or intellectual property that currently have few or no proven commercial applications.

•	Our portfolio companies may not successfully develop, manufacture or market their products.

•	Our portfolio companies working with tiny technology may be particularly susceptible to intellectual property litigation.

•
Unfavorable general economic conditions, as well as unfavorable conditions specific to the venture capital industry or a segment of portfolio companies, could result in the inability of our portfolio companies to access additional capital, leading to financial losses in our portfolio.

•	Unstable credit markets could adversely affect our portfolio companies.

•
The value of our portfolio could be adversely affected if the technologies utilized by our portfolio companies are found or even rumored or feared, to cause health or environmental risks, or if legislation is passed that limits the commercialization of any of these technologies.

•	Our portfolio companies may generate revenues from the sale of non-tiny technology-enabled products.

Risks related to the illiquidity of our investments.

•	We invest in illiquid securities and may not be able to dispose of them when it is advantageous to do so, or ever.

•	Unfavorable economic conditions and regulatory changes could impair our ability to engage in liquidity events.

•	Even if some of our portfolio companies complete initial public offerings, the returns on our investments in those companies would be uncertain.

Risks related to our Company.

•
Because there is generally no established market in which to value our investments, our Valuation Committee’s value determinations may differ materially from the values that a ready market or third party would attribute to these investments.

•	Changes in valuations of our privately held, early stage companies tend to be more volatile than changes in prices of publicly traded securities.

•	We expect to continue to experience material write-downs of securities of portfolio companies.

•
Because we do not choose investments based on a strategy of diversification, the value of our business is subject to greater volatility than the value of companies with more broadly diversified investments.

•	We are dependent upon key management personnel for future success and may not be able to retain them.

•	We will need to hire additional employees as the size of our portfolio increases.

•	The market for venture capital investments, including tiny technology investments, is highly competitive.

•
In addition to the difficulty of finding attractive investment opportunities, our status as a regulated business development company may hinder our ability to participate in investment opportunities or to protect the value of existing investments.

•	Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

•
Bank borrowing or the issuance of debt securities or preferred stock by us, to fund investments in portfolio companies or to fund our operating expenses, would make our total return to common shareholders more volatile. The use of debt would leverage our available common equity capital, magnifying the impact of changes in the value of our investment portfolio on our net asset value. In addition, the cost of debt or preferred stock financing could exceed the return on the assets the proceeds are used to acquire, in which case the use of leverage would have an adverse impact on the holders of our Common Stock.

•	We are authorized to issue preferred stock, which would convey special rights and privileges to its owners senior to those of Common Stock shareholders.

•	Loss of status as a RIC would reduce our net asset value and distributable income.

•	We operate in a heavily regulated environment, and changes to, or non-compliance with, regulations and laws could harm our business.

•	Market prices of our Common Stock will continue to be volatile.

•	Quarterly results fluctuate and are not indicative of future quarterly performance.

•	To the extent that we do not realize income or choose not to retain after-tax realized capital gains, we will have a greater need for additional capital to fund our investments and operating expenses.

•	Investment in foreign securities could result in additional risks.

Risks related to this offering.

•	Investing in our stock is highly speculative and an investor could lose some or all of the amount invested.

•	We will have discretion over the use of proceeds of this offering.

•	Our shares might trade at discounts from net asset value or at premiums that are unsustainable over the long term.

•
The Board of Directors intends to grant stock options to our employees pursuant to the Company’s Equity Incentive Plan. When exercised, these options may have a dilutive effect on existing shareholders.

•	You have no right to require us to repurchase your shares.

Other Information

Our website is www.TinyTechVC.com and is not incorporated by reference into this Prospectus. We make available free of charge through our website the following materials (which are not incorporated by reference unless specifically stated in this Prospectus) as soon as reasonably practicable after filing or furnishing them to the SEC:

•	our annual report on Form 10-K;

•	our quarterly reports on Form 10-Q;

•	our current reports on Form 8-K; and

•	amendments to those reports.

The Offering

Common Stock offered
We may offer, from time to time, up to a total of 4,000,000 shares of our Common Stock available under this Prospectus on terms to be determined at the time of the offering. Our Common Stock may be offered at prices and on terms to be set forth in one or more Prospectus Supplements. The offering price per share of our Common Stock net of underwriting commissions or discounts will not be less than the net asset value per share of our Common Stock.

Use of proceeds
Although we will make initial investments exclusively in tiny technology, we can make follow-on investments in non-tiny technology companies currently in our portfolio. Further, while considering venture capital investments, we may invest the proceeds in U.S. government and agency securities, which may yield less than our operating expense ratio. We expect to invest or reserve for potential follow-on investment the net proceeds of any sale of shares under this Prospectus within two years from the completion of such sale. We may also use the proceeds of this offering for operating expenses, including due diligence expenses on potential investments. Our portfolio companies rarely pay us dividends or interest, and we do not generate enough income from fixed income investments to meet all of our operating expenses. For this purpose, we do not expect to reserve for follow-on investments in any particular portfolio holding more than the greater of twice the investment to date in that portfolio holding or five times the initial investment in the case of seed-stage investments, though we may invest more than the amount reserved for this purpose in any particular portfolio holding.

Dividends and Distributions
To the extent that we retain any net capital gain, we may make deemed capital gain dividends. If we do make a deemed capital gain dividend, you will not receive a cash distribution, but instead you will receive a tax credit and increase in basis equal to your proportionate share of the tax paid by us on your behalf. We currently intend to retain our net capital gains for investment and pay the associated federal corporate income tax. We may change this policy in the future. See "Taxation."

Nasdaq Global Market symbol	TINY

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our Common Stock. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering for the 4,000,000 shares registered pursuant to this Prospectus, assuming that we incur the estimated offering expenses. The price per share used in this calculation was the closing price of our Common Stock on April 1, 2008 of $7.34.

Shareholder Transaction Expenses
Sales Load(1) (as a percentage of offering price)	N/A
Offering Expenses (as a percentage of offering price)	0.85%
Annual Expenses (as a percentage of net assets attributable to Common Stock)
Management Fees(2)	N/A
Other Expenses(3)
Salaries and Benefits(4)	6.90%
Administration and Operations(5)	1.32%
Professional Fees	.54%
Total Annual Expenses(6)	8.76%

_______________________________

Example

The following examples illustrate the dollar amount of cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our Common Stock. These amounts are based upon payment by us of expenses at levels set forth in the above table, including the non-cash, stock-based compensation expenses.

On the basis of the foregoing, including the non-cash, stock-based compensation expense, you would pay the following expenses on a $10,000 investment, assuming a five percent annual return:*

1 Year	3 Years	5 Years	10 Years
$ 938	$2,549	$4,041	$7,305

*
This example includes non-cash, stock-based compensation. Excluding the non-cash, stock-based compensation, you would pay expenses of $475 in 1 year, $1,268 in 3 years, $2,078 in 5 years and $4,181 in 10 years, on a $10,000 investment, assuming a five percent return.

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our Common Stock will bear directly or indirectly. The assumed five percent annual return is not a prediction of, and does not represent, the projected or actual performance of our Common Stock. The above example should not be considered a representation of future expenses, and actual expenses and annual rates of return may be more or less than those assumed for purposes of the example.

(1)	In the event that the shares of Common Stock to which this Prospectus relates are sold to or through underwriters, a corresponding Prospectus Supplement will disclose the sales load.

(2)	The Company has no external management fees because it is internally managed.

(3)	"Other Expenses" are based on amounts for the fiscal year ended December 31, 2007.

(4)
"Salaries and Benefits" includes non-cash stock-based compensation expense of $8,050,807. The Company accounts for stock-based compensation expense pursuant to SFAS No. 123(R) "Share-Based Payment," which requires that we determine the fair value of all share-based payments to employees, including the fair value of grants of employee stock options, and record these amounts as an expense in the Statement of Operations over the vesting period with a corresponding increase to our additional paid-in capital. There is no effect on net asset value from stock-based compensation expense at the time of grant. If options are exercised, net asset value per share will be decreased if the net asset value per share at the time of exercise is higher than the exercise price and net asset value per share will be increased if the net asset value per share at the time of exercise is lower than the exercise price. Excluding the non-cash, stock-based compensation expense, "Salaries and benefits" totals $3,384,522 or 2.04 percent of net assets attributable to Common Stock.

(5)	"Administration and Operations" includes expenses incurred for administration, operations, rent, directors’ fees and expenses, depreciation and custodian fees.

(6)
"Total Annual Expenses" includes non-cash compensation expense of $8,050,807. See Footnote (4) above. Cash-based total annual expenses as a percentage of net assets attributable to Common Stock is 3.91 percent.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

The information below should be read in conjunction with the Consolidated Financial Statements and Supplementary Data and the notes thereto. Financial information as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, has been derived from our financial statements that were audited by PricewaterhouseCoopers LLP. These historical results are not necessarily indicative of the results to be expected in the future.

BALANCE SHEET DATA

Financial Position as of December 31:

	2007	2006	2005	2004	2003

Total assets	$142,893,332	$118,328,590	$132,938,120	$79,361,451	$44,115,128

Total liabilities	$4,529,988	$4,398,287	$14,950,378	$4,616,652	$3,432,390

Net assets	$138,363,344	$113,930,303	$117,987,742	$74,744,799	$40,682,738

Net asset value per outstanding share	$5.93	$5.42	$5.68	$4.33	$2.95

Cash dividends paid	$0.00	$0.00	$0.00	$0.00	$0.00

Cash dividends paid per outstanding share	$0.00	$0.00	$0.00	$0.00	$0.00

Shares outstanding, end of year	23,314,573	21,015,017	20,756,345	17,248,845	13,798,845

Operating Data for Year Ended December 31:

	2007	2006	2005	2004	2003

Total investment income	$2,705,636	$3,028,761	$1,540,862	$637,562	$167,785

Total expenses[1]	$14,533,179	$10,641,696	$7,006,623	$4,046,341	$2,731,527

Net operating (loss) income	$(11,827,543)	$(7,612,935)	$(5,465,761)	$(3,408,779)	$(2,563,742)

Total tax expense (benefit) [2]	$87,975	$(227,355)	$8,288,778	$650,617	$13,761

Net realized income (loss) from investments	$30,162	$258,693	$14,208,789	$858,503	$(984,925)

Net decrease (increase) in unrealized depreciation on investments	$5,080,936	$(4,418,870)	$(2,026,652)	$484,162	$343,397

Net (decrease) increase in net assets resulting from operations	$(6,716,445)	$(11,773,112)	$6,716,376	$(2,066,114)	$(3,205,270)

(Decrease) Increase in net assets resulting from operations per average outstanding share	$(0.30)	$(0.57)	$0.36	$(0.13)	$(0.28)

1Included in total expenses are the following profit-sharing expenses: $0 in 2007, $50,875 in 2006; $1,796,264 in 2005; and $311,594 in 2004. Also included in total expenses is non-cash, stock-based compensation expense of $8,050,807 in 2007 and $5,038,956 in 2006. There was no stock-based compensation expense in 2005, 2004, or 2003.

2Included in total tax expense are the following taxes paid by the Company on behalf of shareholders: $0 in each of 2007 and 2006, $8,122,367 in 2005, $0 in each of 2004 and 2003.

SELECTED QUARTERLY DATA (UNAUDITED)

	2007

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Total investment income	$652,498	$637,701	$743,414	$672,023
Net operating loss	$(2,667,118)	$(2,891,667)	$(3,117,595)	$(3,151,163)
Net increase (decrease) in net assets resulting from operations	$(6,390,160)	$(4,093,644)	$604,237	$3,163,122
Net (decrease) increase in net assets resulting from operations
Per average outstanding share	$(0.30)	$(0.19)	$0.03	$0.16

	2006

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Total investment income	$804,862	$785,265	$719,619	$719,015
Net operating loss	$(767,743)	$(693,887)	$(2,988,790)	$(3,162,515)
Net increase (decrease) in net assets resulting from operations	$(1,653,990)	$(1,282,997)	$(2,588,092)	$(6,248,033)
Net (decrease) increase in net assets resulting from operations
Per average outstanding share	$(0.08)	$(0.06)	$(0.12)	$(0.31)

SELECTED QUARTERLY DATA (UNAUDITED)
(continued)

	2005

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Total investment income	$260,108	$158,717	$315,374	$801,662
Net operating loss	$(745,590)	$(3,302,094)	$(3,273,797)	$1,851,274
Net increase (decrease) in net assets resulting from operations	$(2,233,447)	$7,001,847	$7,336,923	$(5,388,947)
Net (decrease) increase in net assets resulting from operations
Per average outstanding share	$(0.13)	$0.41	$0.40	$(0.26)

INCORPORATION BY REFERENCE

The financial statements as of December 31, 2007, and 2006, and for each of the three years in the period ended December 31, 2007, have been incorporated by reference into the Prospectus from the Company’s Annual Report on Form 10-K, which either accompanies this Prospectus or has previously been provided to the person to whom this Prospectus is being sent.

The information required by Item 4.2 "Management's Discussion and Analysis of Financial Condition and Results of Operations" as of December 31, 2007, and 2006, and for each of the three years in the period ended December 31, 2007, have been incorporated by reference into the Prospectus from the Company's Annual Report on Form 10-K, which either accompanies this Prospectus or has previously been provided to the person to whom this Prospectus is being sent.

We will furnish, without charge, a copy of the financial statements upon request by writing to 111 West 57th Street, Suite 1100, New York, New York 10019, Attention: Investor Relations, or by calling 1-877-TINY-TECH.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You can inspect any materials we file with the SEC, without charge, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 202-942-8090 for further information on the Public Reference Room. The SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s web site is www.sec.gov. Information contained on the SEC’s web site about us is not incorporated into this Prospectus and you should not consider information contained on the SEC’s web site to be part of this Prospectus.

You may obtain our annual reports, request other information about us and make shareholder inquiries by calling toll free 1-877-TINY TECH. We also make available our annual reports, free of charge, on our website at www.TinyTechVC.com. Information on our website is not part of this Prospectus and should not be considered as such when making your investment decision.

RISK FACTORS

Investing in our Common Stock involves significant risks relating to our business and investment objective. You should carefully consider the risks and uncertainties described below before you purchase any of our Common Stock. These risks and uncertainties are not the only ones we face. Unknown additional risks and uncertainties, or ones that we currently consider immaterial, may also impair our business. If any of these risks or uncertainties materialize, our business, financial condition or results of operations could be materially adversely affected. In this event, the trading price of our Common Stock could decline, and you could lose all or part of your investment.

Risks related to the companies in our portfolio.

A continuing lack of initial public offering opportunities may cause companies to stay in our portfolio longer, leading to lower returns, write-downs and write-offs.

Beginning in about 2001, many fewer venture capital-backed companies per annum have been able to complete initial public offerings (IPOs) than in the years of the previous decade.  Moreover, in 2007, according to Venture Source, the venture capital-backed companies that completed IPOs had a median age of about 8.3 years, which was older than the median age of venture capital-backed IPOs in any period since 2001-2002.  Now that some of our companies are becoming more mature, a continuing lack of IPO opportunities for venture capital-backed companies could lead to companies staying longer in our portfolio as private entities still requiring funding.  In the best case, such stagnation would dampen returns, and in the worst case, could lead to write-downs and write-offs as some companies run short of cash and have to accept lower valuations in private fundings or are not able to access additional capital at all.  A continuing lack of IPO opportunities for venture capital-backed companies is also causing some venture capital firms to change their strategies, which is causing some of them to reduce funding of their portfolio companies, making it more difficult for such companies to access capital and to fulfill their potential, leading in some cases to write-downs and write-offs of such companies by other venture capital firms, such as ourselves, who are co-investors in such companies.

Investing in small, private companies involves a high degree of risk and is highly speculative.

We have invested a substantial portion of our assets in privately held development stage or start-up companies, the securities of which are inherently illiquid. These businesses tend to lack management depth, to have limited or no history of operations and to have not attained profitability. Tiny technology companies are especially risky, involving scientific, technological and commercialization risks. Because of the speculative nature of these investments, these securities have a significantly greater risk of loss than traditional investment securities. Some of our venture capital investments are likely to be complete losses or unprofitable, and some will never realize their potential. We have been and will continue to be risk seeking rather than risk averse in our approach to venture capital and other investments. Neither our investments nor an investment in our Common Stock is intended to constitute a balanced investment program.

We may invest in companies working with technologies or intellectual property that currently have few or no proven commercial applications.

Nanotechnology, in particular, is a developing area of technology, of which much of the future commercial value is unknown, difficult to estimate and subject to widely varying interpretations. There are as of yet relatively few nanotechnology-enabled products commercially available. The timing of additional future commercially available nanotechnology products is highly uncertain.

Our portfolio companies may not successfully develop, manufacture or market their products.

The technology of our portfolio companies is new and in many cases unproven. Their potential products require significant and lengthy product development, manufacturing and marketing efforts. To date, many of our portfolio companies have not developed any commercially available products. In addition, our portfolio companies may not be able to manufacture successfully or to market their products in order to achieve commercial success. Further, the products may never gain commercial acceptance. If our portfolio companies are not able to develop, manufacture or market successful tiny technology-enabled products, they will be unable to generate product revenue or build sustainable or profitable businesses. Adverse conditions in the target markets of our portfolio companies may limit or prevent commercial success regardless of the contribution of tiny technology to these products.

Our portfolio companies working with tiny technology may be particularly susceptible to intellectual property litigation.

Research and commercialization efforts in tiny technology are being undertaken by a wide variety of government, academic and private corporate entities. As additional commercially viable applications of tiny technology emerge, ownership of intellectual property on which these products are based may be contested. From time to time, our portfolio companies are or have been involved in intellectual property disputes and litigation. Any litigation over the ownership of, or rights to, any of our portfolio companies’ technologies or products could have a material adverse effect on those companies’ values.

Unfavorable general economic conditions, as well as unfavorable conditions specific to the venture capital industry or a segment of portfolio companies, could result in the inability of our portfolio companies to access additional capital, leading to financial losses in our portfolio.

Most of the companies in which we have made or will make investments are susceptible to economic slowdowns or recessions. An economic slowdown or adverse capital or credit market conditions may affect the ability of a company in our portfolio to raise additional capital from venture capital or other sources or to engage in a liquidity event such as an initial public offering or merger. Certain types of portfolio companies, such as those engaged in solar, solid-state lighting and other alternative energy (cleantech) applications, which are currently in favor with the media and investors generally, may have a harder time accessing capital in the future if their industries subsequently fall out of fashion. Adverse economic, capital or credit market conditions may lead to financial losses in our portfolio.

Unstable credit markets could adversely affect our portfolio companies.

Although our portfolio companies rely primarily on equity financing, some of them borrow funds as well. Given the current credit environment, there can be no assurance that portfolio companies will be able to borrow money on a timely basis or on reasonable terms, which could have a negative impact on their operating performance, raise their cost of capital, or even jeopardize their existence. Furthermore, certain of our portfolio companies manage their cash positions by investing in money-market funds, auction-rate securities, or other short-term securities that are vulnerable to current credit conditions. Lack of liquidity in such investments, or even defaults by issuers of such securities, could restrict the amount of cash available to such portfolio companies. These events could lead to financial losses in our portfolio.

The value of our portfolio could be adversely affected if the technologies utilized by our portfolio companies are found, or even rumored or feared, to cause health or environmental risks, or if legislation is passed that limits the commercialization of any of these technologies.

Nanotechnology has received both positive and negative publicity and is the subject increasingly of public discussion and debate. For example, debate regarding the production of materials that could cause harm to the environment or the health of individuals could raise concerns in the public’s perception of nanotechnology, not all of which might be rational or scientifically based. Tiny technology in general and nanotechnology in particular are currently the subject of health and environmental impact research. If health or environmental concerns about tiny technology or nanotechnology were to arise, whether or not they had any basis in fact, our portfolio companies might incur additional research, legal and regulatory expenses, and might have difficulty raising capital or marketing their products. Government authorities could, for social or other purposes, prohibit or regulate the use of nanotechnology. Legislation could be passed that could circumscribe the commercialization of any of these technologies.

Our portfolio companies may generate revenues from the sale of non-tiny technology-enabled products.

We consider a company to be a tiny technology company if a product or products, or intellectual property covering a product or products, that we consider to be at the microscale or smaller is material to its business plan. The core business of some of these companies may not be tiny technology-enabled products, and therefore their success or failure may not be dependent upon the tiny technology aspects of their business. In addition to developing products that we consider tiny technology, some of these companies may also develop products that we do not consider enabled by tiny technology. Some of these companies will generate revenues from the sale of non-tiny technology-enabled products. Additionally, it is possible that a portfolio company may decide to change its business focus after our initial investment and decide to develop and commercialize non-tiny technology-enabled products.

Risks related to the illiquidity of our investments.

We invest in illiquid securities and may not be able to dispose of them when it is advantageous to do so, or ever.

Most of our investments are or will be equity or equity-linked securities acquired directly from small companies. These equity securities are generally subject to restrictions on resale or otherwise have no established trading market. The illiquidity of most of our portfolio of equity securities may adversely affect our ability to dispose of these securities at times when it may be advantageous for us to liquidate these investments. We may never be able to dispose of these securities.

Unfavorable economic conditions and regulatory changes could impair our ability to engage in liquidity events.

Our business of making private equity investments and positioning our portfolio companies for liquidity events might be adversely affected by current and future capital markets and economic conditions. The public equity markets currently provide less opportunity for liquidity events than at times in the past when there was more robust demand for initial public offerings, even for more mature technology companies than those in which we typically invest. The potential for public market liquidity could further decrease and could lead to an inability to realize potential gains or could lead to financial losses in our portfolio and a decrease in our revenues, net income and assets. Recent government reforms affecting publicly traded companies, stock markets, investment banks and securities research practices have made it more difficult for privately held companies to complete successful initial public offerings of their equity securities, and such reforms have increased the expense and legal exposure of being a public company. Slowdowns in initial public offerings may also be having an adverse effect on the frequency and prices of acquisitions of privately held companies. A lack of merger and/or acquisition opportunities for privately held companies also may be having an adverse effect on the ability of these companies to raise capital from private sources. Public equity market response to companies offering nanotechnology-enabled products is uncertain. An inability to engage in liquidity events could negatively affect our liquidity, our reinvestment rate in new and follow-on investments and the value of our portfolio.

Even if some of our portfolio companies complete initial public offerings, the returns on our investments in those companies would be uncertain.

When companies in which we have invested as private entities complete initial public offerings of their securities, these newly issued securities are by definition unseasoned issues. Unseasoned issues tend to be highly volatile and have uncertain liquidity, which may negatively affect their price. In addition, we are typically subject to lock-up provisions that prohibit us from selling our investments into the public market for specified periods of time after initial public offerings. The market price of securities that we hold may decline substantially before we are able to sell these securities. Most initial public offerings of technology companies in the United States are listed on the Nasdaq Global Market. Government reforms of the Nasdaq Global Market have made market-making by broker-dealers less profitable, which has caused broker-dealers to reduce their market-making activities, thereby making the market for unseasoned stocks less liquid than they might be otherwise.

Risks related to our Company.

Because there is generally no established market in which to value our investments, our Valuation Committee’s value determinations may differ materially from the values that a ready market or third party would attribute to these investments.

There is generally no public market for the equity securities in which we invest. Pursuant to the requirements of the 1940 Act, we value all of the private equity securities in our portfolio at fair value as determined in good faith by a committee of independent members of our Board of Directors, which we call the Valuation Committee, pursuant to Valuation Procedures established by the Board of Directors. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment pursuant to specified valuation principles and processes. We are required by the 1940 Act to value specifically each individual investment on a quarterly basis and record unrealized depreciation for an investment that we believe has become impaired. Conversely, we must record unrealized appreciation if we believe that our securities have appreciated in value. Our valuations, although stated as a precise number, are necessarily within a range of values that vary depending on the significance attributed to the various factors being considered.

We use the Black-Scholes option pricing model to determine the fair value of warrants held in our portfolio. Option pricing models, including the Black-Scholes model, require the use of subjective input assumptions, including expected volatility, expected life, expected dividend rate, and expected risk-free rate of return. In the Black-Scholes model, variations in the expected volatility or expected term assumptions have a significant impact on fair value. Because the securities underlying the warrants in our portfolio are not publicly traded, many of the required input assumptions are more difficult to estimate than they would be if a public market for the underlying securities existed.

Without a readily ascertainable market value and because of the inherent uncertainty of valuation, the fair value that we assign to our investments may differ from the values that would have been used had an efficient market existed for the investments, and the difference could be material. Any changes in fair value are recorded in our consolidated statements of operations as a change in the "Net (decrease) increase in unrealized appreciation on investments." See "Determination of Net Asset Value."

In the venture capital industry, even when a portfolio of early-stage, high-technology venture capital investments proves to be profitable over the portfolio's lifetime, it is common for the portfolio's value to undergo a so-called "J-curve" valuation pattern. This means that when reflected on a graph, the portfolio’s valuation would appear in the shape of the letter "J," declining from the initial valuation prior to increasing in valuation. This J-curve valuation pattern results from write-downs and write-offs of portfolio investments that appear to be unsuccessful, prior to write-ups for portfolio investments that prove to be successful. Because early-stage companies typically have negative cash flow and are by their nature inherently fragile, a valuation process can more readily substantiate a loss of value than an increase in value. Even if our venture capital investments prove to be profitable in the long run, such J-curve valuation patterns could have a significant adverse effect on our net asset value per share and the value of our Common Stock in the interim. Over time, as we continue to make additional tiny technology investments, this J-curve pattern may be less relevant for our portfolio as a whole, because the individual J-curves for each investment, or series of investments, may overlap with previous investments at different stages of their J-curves.

Changes in valuations of our privately held, early stage companies tend to be more volatile than changes in prices of publicly traded securities.

Investments in privately held, early stage companies are inherently more volatile than investments in more mature businesses. Such immature businesses are inherently fragile and easily affected by both internal and external forces. Our investee companies can lose much or all of their value suddenly in response to an internal or external adverse event. Conversely, these immature businesses can gain suddenly in value in response to an internal or external positive development. Moreover, because our ownership interests in such investments are valued only at quarterly intervals by our Valuation Committee, a committee made up of all of our independent members of our Board of Directors, changes in valuations from one valuation point to another tend to be larger than changes in valuations of marketable securities which are revalued in the marketplace much more frequently, in some highly liquid cases, virtually continuously.

We expect to continue to experience material write-downs of securities of portfolio companies.

Write-downs of securities of our privately held companies have always been a by-product and risk of our business. We expect to continue to experience material write-downs of securities of privately held portfolio companies. Write-downs of such companies occur at all stages of their development. Such write-downs may increase in dollar terms, frequency and as a percentage of our net asset value as our dollar investment activity in privately held companies continues to increase, and the number of such holdings in our portfolio continues to grow. Because the average size of each of our investments in tiny technology has increased from year to year and continues to increase, the average size of our write-downs will probably also increase.

Because we do not choose investments based on a strategy of diversification, the value of our business is subject to greater volatility than the value of companies with more broadly diversified investments.

We do not choose investments based on a strategy of diversification. Therefore, we may be more vulnerable to events affecting a single sector or industry and therefore subject to greater volatility than a company that follows a diversification strategy. Accordingly, an investment in our Common Stock may present greater risk to you than an investment in a diversified company.

We are dependent upon key management personnel for future success, and may not be able to retain them.

We are dependent upon the diligence and skill of our senior management and other key advisers for the selection, structuring, closing and monitoring of our investments. We utilize lawyers, and we utilize outside consultants, including one of our directors, Lori D. Pressman, to assist us in conducting due diligence when evaluating potential investments. There is generally no publicly available information about the companies in which we invest, and we rely significantly on the diligence of our employees and advisers to obtain information in connection with our investment decisions. Our future success to a significant extent depends on the continued service and coordination of our senior management team, and particularly on Charles E. Harris, our Chairman, Chief Executive Officer and a Managing Director, who will be subject to mandatory retirement pursuant to the Company's mandatory retirement policy for senior executives on December 31, 2008; on Douglas W. Jamison, our President, Chief Operating Officer and a Managing Director, who has been designated by our Board of Directors as the successor to Mr. Harris in his positions of Chairman and Chief Executive Officer as of January 1, 2009 upon his retirement; on Daniel B. Wolfe, our Chief Financial Officer and a Managing Director; on Alexei A. Andreev and Michael A. Janse, each an Executive Vice President and Managing Director; and on Sandra M. Forman, our General Counsel, Chief Compliance Officer and Director of Human Resources. The departure of any of our executive officers, key employees or advisers could materially adversely affect our ability to implement our business strategy. We do not maintain for our benefit any key-man life insurance on any of our officers or employees.

We will need to hire additional employees as the size of our portfolio increases.

We anticipate that it will be necessary for us to add investment professionals with expertise in venture capital and/or tiny technology and administrative and support staff to accommodate the increasing size of our portfolio. We may need to provide additional scientific, business, accounting, legal or investment training for our hires. There is competition for highly qualified personnel. We may not be successful in our efforts to recruit and retain highly qualified personnel because the expenses that we incur as a heavily regulated, publicly held company preclude our paying as high a percentage of our total expenses in cash compensation for employees as the private partnerships with which we compete. Although we have the advantage of offering equity incentive compensation, unlike those private partnerships, we cannot permit co-investment in our investments by our employees, and we cannot give our employees 20 percent or higher carried interests in our investments as incentive compensation taxable as long-term capital gains.

The market for venture capital investments, including tiny technology investments, is highly competitive.

We face substantial competition in our investing activities from many competitors, including but not limited to: private venture capital funds; investment affiliates of large industrial, technology, service and financial companies; small business investment companies; hedge funds; wealthy individuals; and foreign investors. Our most significant competitors typically have significantly greater financial resources than we do. Greater financial resources are particularly advantageous in securing lead investor roles in venture capital syndicates. Lead investors typically negotiate the terms and conditions of such financings. Many sources of funding compete for a small number of attractive investment opportunities. Hence, we face substantial competition in sourcing good investment opportunities on terms of investment that are commercially attractive.

In addition to the difficulty of finding attractive investment opportunities, our status as a regulated business development company may hinder our ability to participate in investment opportunities or to protect the value of existing investments.

We are required to disclose on a quarterly basis the names and business descriptions of our portfolio companies and the type and value of our portfolio securities. Most of our competitors are not subject to these disclosure requirements. Our obligation to disclose this information could hinder our ability to invest in some portfolio companies. Additionally, other current and future regulations may make us less attractive as a potential investor than a competitor not subject to the same regulations.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as "follow-on" investments, in order to: (1) increase or maintain in whole or in part our ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or (3) attempt to preserve or enhance the value of our investment.

We may elect not to make follow-on investments or lack sufficient funds to make such investments. We have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make a follow-on investment may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation, or may cause us to lose some or all preferred rights pursuant to "pay-to-play" provisions that have become common in venture capital transactions. These provisions require proportionate investment in subsequent rounds of financing in order to preserve preferred rights such as anti-dilution protection, liquidation preferences and preemptive rights to invest in future rounds of financing. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities or because we are inhibited by compliance with business development company requirements or the desire to maintain our tax status.

Bank borrowing or the issuance of debt securities or preferred stock by us, to fund investments in portfolio companies or to fund our operating expenses, would make our total return to common shareholders more volatile.

Use of debt or preferred stock as a source of capital entails two primary risks. The first is the risk of leverage, which is the use of debt to increase the pool of capital available for investment purposes. The use of debt leverages our available common equity capital, magnifying the impact on net asset value of changes in the value of our investment portfolio. For example, a business development company that uses 33 percent leverage (that is, $50 of leverage per $100 of common equity) will show a 1.5 percent increase or decline in net asset value for each 1 percent increase or decline in the value of its total assets. The second risk is that the cost of debt or preferred stock financing may exceed the return on the assets the proceeds are used to acquire, thereby diminishing rather than enhancing the return to common shareholders. If we issue preferred shares or debt, the common shareholders would bear the cost of this leverage. To the extent that we utilize debt or preferred stock financing for any purpose, these two risks would likely make our total return to common shareholders more volatile. In addition, we might be required to sell investments, in order to meet dividend, interest or principal payments, when it might be disadvantageous for us to do so.

As provided in the 1940 Act and subject to some exceptions, we can issue debt or preferred stock so long as our total assets immediately after the issuance, less some ordinary course liabilities, exceed 200 percent of the sum of the debt and any preferred stock outstanding. The debt or preferred stock may be convertible in accordance with SEC guidelines, which might permit us to obtain leverage at more attractive rates. The requirement under the 1940 Act to pay, in full, dividends on preferred shares or interest on debt before any dividends may be paid on our Common Stock means that dividends on our Common Stock from earnings may be reduced or eliminated. An inability to pay dividends on our Common Stock could conceivably result in our ceasing to qualify as a regulated investment company, or RIC, under the Code, which would in most circumstances be materially adverse to the holders of our Common Stock. As of the date hereof, we do not have any debt or preferred stock outstanding.

We are authorized to issue preferred stock, which would convey special rights and privileges to its owners senior to those of Common Stock shareholders.

We are currently authorized to issue up to 2,000,000 shares of preferred stock, under terms and conditions determined by our Board of Directors. These shares would have a preference over our Common Stock with respect to dividends and liquidation. The statutory class voting rights of any preferred shares we would issue could make it more difficult for us to take some actions that might, in the future, be proposed by the Board and/or holders of Common Stock, such as a merger, exchange of securities, liquidation or alteration of the rights of a class of our securities, if these actions were perceived by the holders of the preferred shares as not in their best interests. The issuance of preferred shares convertible into shares of Common Stock might also reduce the net income and net asset value per share of our Common Stock upon conversion.

Loss of status as a RIC would reduce our net asset value and distributable income.

We currently intend to qualify as a RIC for 2008 under the Code. As a RIC, we do not have to pay federal income taxes on our income (including realized gains) that is distributed to our shareholders. Accordingly, we are not permitted under accounting rules to establish reserves for taxes on our unrealized capital gains. If we failed to qualify for RIC status in 2008 or beyond, to the extent that we had unrealized gains, we would have to establish reserves for taxes, which would reduce our net asset value, accordingly. In addition, if we, as a RIC, were to decide to make a deemed distribution of net realized capital gains and retain the net realized capital gains, we would have to establish appropriate reserves for taxes that we would have to pay on behalf of shareholders. It is possible that establishing reserves for taxes could have a material adverse effect on the value of our Common Stock. See "Taxation."

We operate in a heavily regulated environment, and changes to, or non-compliance with, regulations and laws could harm our business.

We are subject to substantive SEC regulations as a business development company. Securities and tax laws and regulations governing our activities may change in ways adverse to our and our shareholders’ interests, and interpretations of these laws and regulations may change with unpredictable consequences. Any change in the laws or regulations that govern our business could have an adverse impact on us or on our operations. Changing laws, regulations and standards relating to corporate governance, valuation and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, new federal accounting standards and Nasdaq Global Market rules, are creating additional expense and uncertainty for publicly held companies in general, and for business development companies in particular. These new or changed laws, regulations and standards are subject to varying interpretations in many cases because of their lack of specificity, and as a result, their application in practice may evolve over time, which may well result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have and will continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors' audit of that assessment has required the commitment of significant financial and managerial resources.

Moreover, even though business development companies are not mutual funds, they must comply with several of the regulations applicable to mutual funds, such as the requirement for the implementation of a comprehensive compliance program and the appointment of a Chief Compliance Officer. Further, our Board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business, and we have significantly increased both our coverage under, and the related expense for, directors' and officers' liability insurance. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, our reputation may be harmed. Also, as business and financial practices continue to evolve, they may render the regulations under which we operate less appropriate and more burdensome than they were when originally imposed. This increased regulatory burden is causing us to incur significant additional expenses and is time consuming for our management, which could have a material adverse effect on our financial performance.

Market prices of our Common Stock will continue to be volatile.

We expect that the market price of our Common Stock will continue to be volatile. The price of the Common Stock may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include the following:

•	stock market and capital markets conditions;

•	internal developments in our Company with respect to our personnel, financial condition and compliance with all applicable regulations;

•	announcements regarding any of our portfolio companies;

•	announcements regarding developments in the nanotechnology field in general;

•	environmental and health concerns regarding nanotechnology, whether real or perceptual;

•	announcements regarding government funding and initiatives related to the development of nanotechnology;

•	general economic conditions and trends; and/or

•	departures of key personnel.

We will not have control over many of these factors, but expect that our stock price may be influenced by them. As a result, our stock price may be volatile, and you may lose all or part of your investment.

Quarterly results fluctuate and are not indicative of future quarterly performance.

Our quarterly operating results fluctuate as a result of a number of factors. These factors include, among others, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we and our portfolio companies encounter competition in our markets and general economic and capital markets conditions. As a result of these factors, results for any one quarter should not be relied upon as being indicative of performance in future quarters.

To the extent that we do not realize income or choose not to retain after-tax realized capital gains, we will have a greater need for additional capital to fund our investments and operating expenses.

As a RIC, we must annually distribute at least 90 percent of our investment company taxable income as a dividend and may either distribute or retain our realized net capital gains from investments. As a result, these earnings may not be available to fund investments. If we fail to generate net realized capital gains or to obtain funds from outside sources, it would have a material adverse effect on our financial condition and results of operations as well as our ability to make follow-on and new investments. Because of the structure and objectives of our business, we generally expect to experience net operating losses and rely on proceeds from sales of investments, rather than on investment income, to defray a significant portion of our operating expenses. These sales are unpredictable and may not occur. In addition, as a business development company, in order to pay dividends or repurchase shares, we are generally required to maintain a ratio of at least 200 percent of total assets to total borrowings and preferred stock, which may restrict our ability to borrow to fund these requirements. Lack of capital could curtail our investment activities or impair our working capital.

Investment in foreign securities could result in additional risks.

We may invest in foreign securities, and we currently have one investment in a foreign security. When we invest in securities of foreign issuers, we may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, social, political and economic instability, differences in securities regulation and trading, expropriation or nationalization of assets and foreign taxation issues. In addition, changes in government administrations or economic or monetary policies in the United States or abroad could result in appreciation or depreciation of our securities and could favorably or unfavorably affect our operations. It may also be more difficult to obtain and enforce a judgment against a foreign issuer. Any foreign investments made by us must be made in compliance with U.S. and foreign currency restrictions and tax laws restricting the amounts and types of foreign investments.

Although most of our investments are denominated in U.S. dollars, our investments that are denominated in a foreign currency are subject to the risk that the value of a particular currency may change in relation to the U.S. dollar, in which currency we maintain financial statements and valuations. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Risks related to this offering.

Investing in our stock is highly speculative and an investor could lose some or all of the amount invested.

Our investment objective and strategies result in a high degree of risk in our investments and may result in losses in the value of our investment portfolio. Our investments in portfolio companies are highly speculative and, therefore, an investor in our Common Stock may lose his or her entire investment. The value of our Common Stock may decline and may be affected by numerous market conditions, which could result in the loss of some or all of the amount invested in our Common Stock. The securities markets frequently experience extreme price and volume fluctuations that affect market prices for securities of companies in general, and technology and very small capitalization companies in particular. Because of our focus on the technology and very small capitalization sectors, and because we are a very small capitalization company ourselves, our stock price is especially likely to be affected by these market conditions. General economic conditions, and general conditions in tiny technology in general and nanotechnology in particular and in the semi-conductor and information technology, life sciences, materials science and other high technology industries, may also affect the price of our Common Stock.

We will have discretion over the use of proceeds of this offering.

We will have flexibility in applying the proceeds of this offering. We may pay operating expenses, including due diligence expenses on potential new investments, from the net proceeds. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of the offering, pending full investment, are used to pay operating expenses.

Our shares might trade at discounts from net asset value or at premiums that are unsustainable over the long term.

Shares of business development companies like us may, during some periods, trade at prices higher than their net asset value and during other periods, as frequently occurs with closed-end investment companies, trade at prices lower than their net asset value. The possibility that our shares will trade at discounts from net asset value or at premiums that are unsustainable over the long term are risks separate and distinct from the risk that our net asset value per share will decrease. The risk of purchasing shares of a business development company that might trade at a discount or unsustainable premium is more pronounced for investors who wish to sell their shares in a relatively short period of time because, for those investors, realization of a gain or loss on their investments is likely to be more dependent upon changes in premium or discount levels than upon increases or decreases in net asset value per share. Our Common Stock may not trade at a price higher than or equal to net asset value per share. On December 31, 2007, our stock closed at $8.79 per share, a premium of $2.86 over our net asset value per share of $5.93 as of December 31, 2007.

The Board of Directors intends to grant stock options to our employees pursuant to the Company’s Equity Incentive Plan. When exercised, these options may have a dilutive effect on existing shareholders.

In accordance with the Company’s Equity Incentive Plan, the Company’s Compensation Committee may grant options from time to time for up to 20 percent of the total shares of stock issued and outstanding. When options are exercised, net asset value per share will decrease if the net asset value per share at the time of exercise is higher than the exercise price. Alternatively, net asset value per share will increase if the net asset value per share at the time of exercise is lower than the exercise price. Therefore, existing shareholders will be diluted if the net asset value per share at the time of exercise is higher than the exercise price of the options. Even though issuance of shares pursuant to exercises of options increases the Company's capital, and regardless of whether such issuance results in increases or decreases in net asset value per share, such issuance results in existing shareholders owning a smaller percentage of the shares outstanding.

You have no right to require us to repurchase your shares.

You do not have the right to require us to repurchase your shares of Common Stock.

FORWARD-LOOKING INFORMATION

This Prospectus may contain "forward-looking statements" based on our current expectations, assumptions and estimates about us and our industry. These forward-looking statements involve risks and uncertainties. Words such as "believe," "anticipate," "estimate," "expect," "intend," "plan," "will," "may," "might," "could," "continue" and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of several factors more fully described in "Risk Factors" and elsewhere in this Prospectus. The forward-looking statements made in this Prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

You should understand that under Sections 27A(b)(2)(B) and (D) of the Securities Act of 1933 and Sections 21E(b)(2)(B) and (D) of the Securities Exchange Act of 1934, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 may not as a technical matter apply to statements made in connection with this offering.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be up to $27,348,400 based on the last reported price for our Common Stock on April 1, 2008 of $7.34.

We expect to invest or reserve for potential follow-on investment the net proceeds of any offering within two years from the completion of such offering. The net proceeds of this offering invested after two years will only be used for follow-on investments. Reserves for follow-on investments in any particular initial investment may be no more than the greater of twice the investment to date or five times the initial investment in the case of seed-stage investments, though we may invest more than the amount reserved for this purpose in any particular portfolio holding. Although we intend to make our initial investments exclusively in companies that we believe are involved significantly in tiny technology, we may also make follow-on investments in existing portfolio companies involved in other technologies. Pending investment in portfolio companies, we intend to invest the net proceeds of any offering of our Common Stock in time deposits and/or income-producing securities that are issued or guaranteed by the federal government or an agency of the federal government or a government-owned corporation, which may well yield less than our operating expense ratio. We may also use the proceeds of this offering for operating expenses, including due diligence expenses on potential investments. Our portfolio companies rarely pay us dividends or interest, and we do not generate enough income from fixed income investments to meet all of our operating expenses. If we pay operating expenses from the proceeds, it will reduce the net proceeds of the offering that we will have available for investment.

PRICE RANGE OF COMMON STOCK

Our Common Stock is traded on the Nasdaq Global Market under the symbol "TINY."

The following table sets forth for the quarters indicated, the high and low sale prices on the Nasdaq Global Market per share of our Common Stock and the net asset value and the premium or discount from net asset value per share at which the shares of Common Stock were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

	Market Price		Net Asset Value ("NAV") Per Share	Premium or Discount as a % of NAV
Quarter Ended	High	Low	at End of Period	High	Low

March 31, 2006	16.10	12.75	5.60	187.5	127.7
June 30, 2006	14.26	9.57	5.54	157.4	72.7
September 30, 2006	12.99	9.38	5.54	134.5	69.3
December 31, 2006	15.16	11.80	5.42	179.7	117.7

March 31, 2007	13.58	11.00	5.27	157.7	108.7
June 30, 2007	14.32	11.01	5.54	158.5	98.7
September 30, 2007	11.79	9.51	5.69	107.2	67.1
December 31, 2007	11.10	8.00	5.93	87.2	34.9

March 31, 2008	7.25	7.04	—	—	—

Historically, the shares of our Common Stock have traded at times at a discount and at other times at a premium to net asset value. Since 2003, our shares of Common Stock have traded at a premium to net asset value. The last reported price for our Common Stock on April 1, 2008 was $7.34 per share. As of April 1, 2008, we had approximately 134 shareholders of record.

BUSINESS

We are a venture capital company specializing in tiny technology. We were incorporated as a New York corporation in 1981. In 1995, we elected to be regulated as a business development company under the 1940 Act. Our investment objective is to achieve long-term capital appreciation, rather than current income, by making venture capital investments in early-stage companies. Although our portfolio includes insignificant non-tiny technology investments made prior to 2001, we now make our initial investments exclusively in tiny technology companies. By making these investments, we seek to provide our shareholders with a specific focus on tiny technology through a portfolio of venture capital investments that address a variety of markets and products. We believe that we are the only publicly traded business development company making initial venture capital investments exclusively in tiny technology.

Nanotechnology, microsystems and microelectromechanical systems, (MEMS), are often referred to collectively as "tiny technology," or "small technology," by scientists and others in this field. Nanotechnology in particular is multidisciplinary and widely applicable, and it incorporates technology that is significantly smaller than is currently in widespread commercial use. Microsystems are measured in micrometers, which are units of measurement in millionths of a meter. Nanotechnology is measured in nanometers, which are units of measurement in billionths of a meter. Because it is a new field, tiny technology, and particularly nanotechnology, has significant scientific, engineering, regulatory and commercialization risks.

Tiny technology, particularly nanotechnology, is distinguished by its applicability to a wide range of industries. As a venture capital company, we make it possible, through the ownership of our shares, for our shareholders to participate in this emerging field at an earlier stage than would typically be possible for them. By making investments in companies that control intellectual property relevant to tiny technology, we are building a portfolio that we believe will be difficult to replicate, as we believe it will likely become increasingly difficult to create new foundational intellectual property in nanotechnology.

As is usual in the venture capital industry, our venture capital investments are primarily in convertible preferred stock, which is usually the most senior security in a portfolio company’s equity capital structure until the company has substantial revenues, and which gives us seniority over the holders of Common Stock (usually including the founders) while preserving fully our participation in the upside potential of the portfolio company through the conversion feature and, in many cases, a dividend right payable in kind (which increases our participation in the portfolio company) or potentially in cash.

We have a long history of investing in venture capital and of business development. Our approach is traditional, including a patient examination of available early stage opportunities, thorough due diligence and close involvement with management. Unlike most private equity and venture capital funds, we will not be subject to any requirement to return capital to investors. Such requirements typically stipulate that these funds can only be invested once and, together with any capital gains on such investment, must be returned to investors, net of fees and carried interest in profits, after a pre-agreed time period. These provisions may cause private equity and venture capital funds to seek investments that are likely to be able to be sold relatively quickly or to seek returns on their investments through mergers, public equity offerings or other liquidity events more quickly than they otherwise might. Because we typically invest as part of a syndicate of venture capital firms, their time horizons often determine ours, though we may provide seed capital before forming a syndicate with other investors, or maintain our investment in an investee company after it goes public, even after our co-investors sell or distribute their shares.

In addition, to the investor, we offer:

•	a portfolio consisting of investments that are generally available only to a small, highly specialized group of professional venture capital firms as investors;

•
a qualified team of professionals, including six full-time members of management, five of whom are designated as Managing Directors: Charles E. Harris, Douglas W. Jamison, Alexei A. Andreev, Michael A. Janse and Daniel B. Wolfe, and a Vice President, Misti Ushio, to evaluate and monitor investments. One of our directors is also a consultant to us, Lori D. Pressman. These seven professionals collectively have expertise in venture capital, intellectual property and tiny technology to evaluate and monitor investments;

•	the opportunity to benefit from our experience in a new field expected to permeate a variety of industries; and

•	through the ownership of our publicly traded shares, a measure of liquidity not available in typical underlying venture capital portfolio investments.

While we intend to make initial investments exclusively in companies that we believe are involved significantly in tiny technology, we may also make follow-on investments in existing non-tiny technology portfolio companies. The balance of our funds is primarily invested in short-term U.S. government and agency securities. We are an internally managed investment company because our officers and employees, under the general supervision of our Board of Directors, control our operations. We have no investment adviser.

Subject to our compliance with business development company and tax code requirements, there are no limitations on the types of securities or other assets, foreign or domestic, in which we may invest. Investments may include the following:

•
equity, equity-related securities (including warrants) and debt with equity features from either private or public issuers, whether in corporate, partnership or other form, including development stage or start-up entities;

•	debt obligations of all types having varying terms with respect to security or credit support, subordination, purchase price, interest payments and maturity; and

•	to a limited extent, intellectual property, including patents, research and development in technology or product development that may lead to patents or other marketable technology.

Neither our investments nor an investment in our securities constitutes a balanced investment program. We have been and will continue to be risk seeking rather than risk averse in our investment approach. We reserve the fullest possible freedom of action regarding the types of investments we make and our relationship with our portfolio companies, subject to our certificate of incorporation, applicable law and regulations, and policy statements described herein. Our tiny technology investment policy is not a "fundamental policy" under the 1940 Act and, accordingly, may be changed without shareholder approval, although we will give shareholders at least 60 days prior written notice of any change.

Our business is subject to federal regulation under the 1940 Act, under which we have elected to operate as a business development company. As a business development company, we are subject to regulatory requirements, the most significant of which relate to our investments and borrowings. The 1940 Act provides that we may not make an investment in non-qualifying assets unless at the time at least 70 percent of the value of our total assets (measured as of the date of our most recently filed financial statements) consists of qualifying assets. We must also maintain a coverage ratio of assets to senior securities (such as debt and preferred stock) of at least 200 percent immediately after giving effect to the issuance of any senior securities. We are also required to offer managerial assistance to our portfolio companies, in addition to our investment. For tax purposes, we are a RIC under the Code.

We believe that increasing the size of our assets should lower our expenses as a proportion of average net assets because some of our costs, such as administration and public company expenses, are fixed and can be spread over a larger asset base and will decline as a percentage of assets as our assets increase. In addition, with more assets, we expect the average size of our investments to increase. Each due diligence investigation entails expenses whether or not we complete the transaction, and the cost of due diligence, negotiation and documentation of our investments does not vary proportionately with the size of the investment or intended investment.

Some expenses are expected to increase as new investments are made. We plan to add personnel to enable us to enlarge the scope of our activities and our expertise in tiny technology, and our hiring of new employees will increase with more assets under management. We also believe that a larger number of outstanding shares and a larger number of beneficial owners of shares could increase the level of our visibility and improve the trading liquidity of our shares on the Nasdaq Global Market. We may not realize any of these benefits.

Historical Investment Track Record

We incorporated under the laws of the State of New York in August 1981. In 1983, we invested in Otisville BioTech, Inc. Since our investment in Otisville in 1983 through December 31, 2007, we have made a total of 80 venture capital investments, including four private placement investments in securities of publicly traded companies (PIPES). We have sold 45 of these 80 investments, realizing total proceeds of $143,737,906 on our invested capital of $51,229,202. As measured from first dollar in to last dollar out, the average and median holding periods for these 45 investments were 3.69 years and 3.11 years, respectively. As measured by the 150 separate rounds of investment within these 45 investments, the average and median holding periods for the 150 separate rounds of investment were 2.87 years and 2.49 years, respectively. Nineteen of the 45 investments sold were profitable. The average and median holding periods, as measured from first dollar in, of these 19 profitable investments were 3.97 years and 3.35 years, respectively. Of these 19 profitable investments, seven were profitable sales after initial public offerings (IPOs), eight were profitable mergers and acquisitions transactions and four were profitable sales of PIPES. As measured from first dollar in, the average holding period for profitable exits after IPOs, mergers and acquisitions transactions and PIPES were 4.26 years, 4.06 years and 1.07 years, respectively.

Twenty-six of the 45 investments sold were unprofitable. Twenty-five of these investments were unprofitable non-IPO disposals, and we sold one investment, Princeton Video Image, Inc., that had had an IPO, at a loss. As measured from the first dollar in, the average holding period for the 25 unprofitable non-IPO exits was 3.33 years and the holding period for the unprofitable IPO exit was 7.74 years. Below is a list of holding periods for our eight historical IPOs. As measured from first dollar in to IPO date, the average and median holding periods were 4.56 years and 3.88 years, respectively.

Historical IPOs	Holding Period to IPO (yrs)

Alliance Pharmaceutical Corporation	6.39
Ag Services of America, Inc.	1.39
Molten Metal Technology, Inc.	3.25
Nanophase Technologies Corporation	3.07
Princeton Video Image, Inc. (formerly Princeton Electronic Billboard)	6.63
SciQuest, Inc. (formerly BioSupplyNet)	3.09
Genomica Corporation	4.52
NeuroMetrix, Inc.	8.14
Average	4.56
Median	3.88

In 1994, we invested in our first nanotechnology company, Nanophase Technologies Corporation. Recognizing the potential of tiny technology, we continued to monitor developments in the field, and since 2001 we have made tiny technology the exclusive focus of our initial investment activity. From August 2001 through December 2007, all 38 of our initial investments have been in companies involved in the development of products and technologies based on tiny technology.

At December 31, 2007, the remaining tiny technology venture capital investments in our portfolio, including one we invested in initially in 1994, were valued at $78,110,384, or 56.5 percent of our net assets, including net unrealized depreciation of $4,567,144. At December 31, 2007, we had 30 active tiny technology companies in our portfolio, and from first dollar in, the average and median holding periods for these 30 venture capital investments were 3.01 years and 2.82 years, respectively.

Tiny Technology Companies in Our Active Portfolio as of 12-31-07	Holding Period (yrs)

Adesto Technologies Corporation	0.86
Ancora Pharmaceuticals Inc.	0.66
BioVex Group, Inc.	0.26
BridgeLux, Inc. (formerly eLite Optoelectronics, Inc.)	2.62
Cambrios, Inc.	3.14

Crystal IS, Inc.	3.28
CSwitch, Inc.	3.60
D-Wave Systems, Inc.	1.70
Ensemble Discovery Corporation	0.57

Innovalight, Inc.	1.70
Kereos, Inc.	2.62
Kovio, Inc.	2.15
Lifco, Inc.	0.53
Mersana Therapeutics, Inc. (formerly Nanopharma Corporation)	5.88
Metabolon, Inc.	1.98
Molecular Imprints, Inc.	3.76
NanoGram Corporation	4.67
Nanomix, Inc.	3.03

Nanosys, Inc.	4.74
Nantero, Inc.	6.40
NeoPhotonics Corporation 2004	4.07
Nextreme Thermal Solutions, Inc.	3.07
Phoenix Molecular, Inc.	0.21
Polatis, Inc. (formerly Continuum Photonics, Inc.)	5.52
Questech Corporation (formerly Intaglio, Ltd.)	13.61
Siluria Technologies, Inc.	0.21
SiOnyx, Inc.	1.64
Solazyme, Inc.	3.10
Starfire Systems, Inc.	3.65
Xradia, Inc.	1.00

Average	3.01
Median	2.82

Tiny Technology

Tiny technology refers to nanotechnology, microsystems and MEMS, a variety of enabling technologies with critical dimensions below 100 micrometers. In our view, tiny technology is neither an industry nor a single technology. Tiny technology manifests itself in tools, materials, systems and devices that address broad markets, including instrumentation, alternative energy, electronics, photonics, computing, medical devices, pharmaceutical manufacturing, drug delivery and drug discovery. The development and commercialization of tiny technology often require the integration of multiple disciplines, including biology, physics, chemistry, materials science, computer science and the engineering sciences.

Examples of tiny technology-enabled products currently on the market are quite diverse. They include sensors, accelerometers used in automobiles to sense impact and deploy airbags, cosmetics with ingredients that block ultraviolet light but are invisible to the human eye, nanoclays used for strength in the running boards of minivans, textiles with liquid-stain repellant surfaces, fast-acting painkillers and pharmaceutical therapeutics.

The following is a summary of the products currently released or under development by our active portfolio companies:

Tiny Technology Companies in Our Portfolio as of 12-31-07	Products Released / Available for Purchase	Products in Development

Adesto Technologies		Semiconductor products
Ancora Pharmaceuticals Inc.	Custom carbohydrate synthesis projects	Synthetic carbohydrates for Pharmaceutical markets
BioVex Group, Inc.		Novel biologics for treatment of cancer and infectious disease
BridgeLux, Inc. (formerly eLite Optoelectronics, Inc.)	High brightness LEDs	Additional colors and types of HB-LEDs
Cambrios, Inc.		Transparent conductors
Crystal IS, Inc.	Aluminum Nitride Substrates	High-performance UV Devices
CSwitch, Inc.		High-bandwidth Configurable Switches
D-Wave Systems, Inc.		High-speed analog / quantum computing
Ensemble Discovery Corporation		DNA Programmed Chemistry for Discovery of New Therapeutics
Innovalight, Inc.		Thin-film photovaltics modules
Kereos, Inc.		Emulsion-based targeted therapeutics and molecular imaging agents
Kovio, Inc.		Semiconductor products using printed electronics.
Lifco, Inc.		Primary and rechargeable batteries
Mersana Therapeutics, Inc. (formerly Nanopharma Corporation)		Oncology-focused therapeutic products
Metabolon, Inc.	Metabolomics profiling services, Mselect and MProve Clinical	Biomarker discovery and diagnostic tools
Molecular Imprints, Inc.	Tools for nanoimprint lithography	Production scale tools for nanoimprint lithography
NanoGram Corporation	Tools and service business for discovery and production of nanoparticles	Application specific nanoparticles
Nanomix, Inc.	Carbon-nanotube based hydrogen sensors.	Carbon-nanotube based sensors

Tiny Technology Companies in Our Portfolio as of 12-31-07	Products Released / Available for Purchase	Products in Development

Nanosys, Inc.	Nanotechnology-enabled products for optical and life science applications	Flexible electronic devices, non-volatile memory, consumables for life sciences and fuel cells
Nantero, Inc.		Carbon-nanotube based non-volatile memory
NeoPhotonics Corporation	Active and passive optical components for optical networking	Additional products for optical networking
Nextreme Thermal Solutions, Inc.	Embedded thermoelectric cooler (eTEC) and UPF Optocooler and cooling LEDs and laser diodes	Thermoelectric devices for thermal management of integrated circuits and for power generation
Phoenix Molecular, Inc.		Products for the separation of chiral molecules
Polatis, Inc. (formerly Continuum Photonics, Inc.)	Microelectromechanical-enabled optical switches	Additional optical switching products
Questech Corporation (formerly Intaglio, Ltd.)	Decorative tiles made of stone and microscale-metal materials
Siluria Technologies, Inc.		Nanomaterial-enabled products for a diverse set of markets
SiOnyx, Inc.		Optical detectors for detection and imaging of visible and infrared light
Solazyme, Inc.	Algae-produced oil for biodiesel	Algae-produced products including nutraceuticals, industrial chemicals and energy
Starfire Systems, Inc.	Ceramic brake rotors and pads and silicon-carbide polymers	Ceramic-based parts for applications in electronics, aerospace and automotive industries
Xradia, Inc.	3-D x-ray transmission and x-ray fluorescence microscopes and optics	Additional x-ray imaging tools

Within tiny technology, nanotechnology refers to devices and processes with critical dimensions below 0.1 micron, equal to 100 nanometers. A nanometer is 0.000000001 meter, or one billionth of a meter. It is at the scale below 100 nanometers, the nanoscale, that quantum effects begin to dominate classical macroscale physics. At the nanoscale, size- and shape-dependent properties of materials allow previously unattainable material and device performance. Microsystems and MEMS both refer to materials, devices and processes that are on a micrometer size scale. A micrometer, which is also referred to as a micron, is 0.000001 meter, or one millionth of a meter. In practice, any device, or device enabled by components, in a size range from 100 microns down to 0.1 micron may be considered "micro."

Nanotechnology

There are various definitions of nanotechnology. Regardless of the definition used, the technology being defined qualifies as tiny technology. A commonly used measure of nanotechnology includes all materials, devices and processes with critical dimensions below 100 nanometers. Nanotechnology is defined by the U.S. Government’s National Nanotechnology Initiative as research and technology development at the atomic, molecular or macromolecular levels, in the length scale of approximately 1 - 100 nanometer range, to provide a fundamental understanding of phenomena and materials at the nanoscale and to create and use structures, devices and systems that have novel properties and functions because of their small and/or intermediate size.

The nanoscale is the scale at which quantum effects begin to dominate classical macroscale physics. At the nanoscale, size- and shape-dependent properties of materials allow heretofore unattainable material and device performance. Nanotechnology science and its implications are currently the subject of intense research and development efforts in governmental, academic and corporate sectors, in the United States and in other countries.

Government research funding and patenting activity, prerequisites to successful commercialization of nanotechnology, have been growing rapidly in recent years. Currently, researchers in the field are collaborating with entrepreneurs and venture capitalists to form companies around nanotechnology platforms. The first generation of nanotechnology products consists of instrumentation that permits visualization and manipulation of matter at the nanoscale, as well as passive nanostructures such as coatings, nanoparticles and polymers. Examples of commercial instrumentation include nanoimprint lithography equipment, new variations of the atomic force microscope and highly sensitive gene and protein detecting arrays. Examples of commercial nanostructures include cosmetics with ingredients that block ultraviolet light but that are invisible to the human eye, nanoclays used for strength in the running boards of minivans, textiles with liquid-stain repellant surfaces and fast-acting painkillers.

We believe that the next generation of nanotechnology products will likely consist of active nanostructures, including transistors, targeted drugs and chemicals, actuators and adaptive structures. Examples of products being developed include semiconductor nanowires that act as tiny transistors; functionalized, drug-delivering polymers that allow the release of therapeutics to be controlled by temperature, pH or a magnetic field at specified locations within the body; and engineered membrane structures for filtration.

We project that longer-term product opportunities may include integrated nanosystems involving heterogeneous nanocomponents and various assembling techniques. Patent applications explaining the science of these discoveries have recently been filed, and the first commercial entities formed to develop these technologies are emerging from universities, federal government labs and industrial research centers. Future product opportunities may include exponentially denser and faster electronic devices, with individual molecules acting as transistors; tissues and organs engineered from self-assembling polymers that form biomimetic structures; and new forms of computing developed by exploiting the superposition of quantum particles.

Microsystems

Microsystems are similar to MEMS, but without mechanical parts. Microsystems are microscale machines that sense information from the environment and provide a response to it. A microsystem often integrates mechanical, fluidic, optical and pneumatic components into a single system.

Examples of two established microsystem technologies include microarrays and lab-on-a-chip. Microarrays can identify thousands of genes simultaneously and usually perform one type of analysis multiple times. Lab-on-a-chip is a small chip containing microfluidic channels that quickly separate liquids and gases in order to permit microsensors to analyze the properties of the liquids and gases. The following are additional fields in which microsystems are currently being used:

•	Military/Aerospace — telemetry, communications, guidance systems, control circuitry and avionics.
•	Geophysical Exploration — seismic data acquisition and geophysical measurement equipment.
•	Medical Instrumentation — instrument motor controls and diagnostic devices.
•	Satellite Systems — power monitoring and control circuits.
•	Industrial Electronic Systems — measurement and diagnostics on rotating machinery.

•	Opto-Electronics — sub-miniature temperature controls and laser diode drivers for data transmission.

MEMS

MEMS often refers to three-dimensional devices with features between one and 100 microns that integrate electrical and mechanical structures. MEMS devices often contain a combination of sensors, actuators, mechanical structures and electronics that detect or respond to thermal, biological, chemical or optical information. To date, most commercial MEMS devices are batch fabricated out of silicon, using techniques based on standard semiconductor processes. Examples of devices incorporating MEMS technology include airbag release systems, smart pens for digital signatures, the Sony AIBO™ entertainment robot and Texas Instruments’ Digital Light Processing Cinema™ system.

Although the practical application of tiny technology requires great expertise to implement in manufacturing processes, we believe that tiny technology’s broad applicability potentially presents significant and diverse market opportunities. Our strategy is to invest in what we believe to be the best of these tiny technology companies in which we have the opportunity to invest, with emphasis on nanotechnology companies, assuming that we regard the terms of the investment to be acceptable.

GENERAL DESCRIPTION OF OUR PORTFOLIO COMPANIES

The following are brief descriptions of each portfolio company in which we were invested as of December 31, 2007. The portfolio companies are presented in three categories: companies where we directly or indirectly own more than 25 percent of the outstanding voting securities of the portfolio company; companies where we directly or indirectly own five percent to 25 percent of the outstanding voting securities of the portfolio company or where we hold one or more seats on the portfolio company’s Board of Directors and, therefore, are deemed to be an affiliated person under the 1940 Act; and companies where we directly or indirectly own less than five percent of the outstanding voting securities of the portfolio company and where we have no other affiliations. The value described below for each portfolio company is its fair value as determined by the Valuation Committee of our Board of Directors. Each portfolio company that we believe is not significantly involved in tiny technology is designated by an asterisk (*).

Controlled Affiliated Companies:

Evolved Nanomaterial Sciences, Inc. (ENS), was located at 675 Massachusetts Avenue, Cambridge, Massachusetts 02139, and was developing a number of nanotechnology-enabled approaches for the resolution of chiral molecules. As of December 31, 2007, we held 5,870,021 shares of Series A Convertible Preferred Stock (representing 52.10 percent of the total shares of Series A Convertible Preferred Stock Outstanding) of ENS. On September 30, 2007, ENS filed for Chapter 7 bankruptcy. As of the date above, our Valuation Committee valued the Series A Convertible Preferred Stock held by us at $0.

Phoenix Molecular, Inc., located at 111 West 57th Street, New York, New York 10019, is developing a number of nanotechnology-enabled approaches for the resolution of chiral molecules. As of December 31, 2007, we held 1,000 shares of Common Stock (representing 100 percent of the total shares of Common Stock outstanding) of Phoenix Molecular and $50,000 in Convertible Bridge Notes (representing 100 percent of the total Convertible Bridge Notes outstanding). As of the date above, our Valuation Committee valued the total amount of securities of Phoenix Molecular held by us at $50,743. Daniel B. Wolfe and Douglas W. Jamison serve as Directors of the company.

SiOnyx, Inc., located at 100 Cummings Center, Beverly, Massachusetts 01915, is developing silicon-based optoelectronic products enabled by its proprietary material, "Black Silicon." As of December 31, 2007, we held 233,499 shares of Series A Convertible Preferred Stock (representing 100 percent of the total shares of Series A Convertible Preferred Stock outstanding), 2,966,667 shares of Series A-1 Convertible Preferred Stock (representing 42.38 percent of the total shares of Series A-1 Convertible Preferred Stock outstanding), and 4,207,537 shares of Series A-2 Convertible Preferred Stock (representing 22.23 percent of the total shares of Series A-2 Convertible Preferred Stock) of SiOnyx. As of the date above, our Valuation Committee valued the total amount of shares of SiOnyx held by us at $4,304,616. The Chief Executive Officer of the company is Stephen D. Saylor. Charles E. Harris serves as a Director of the company, and Daniel B. Wolfe serves as an observer to the Board of Directors of the company.

Non-Controlled Affiliated Companies:

Adesto Technologies Corporation, located at 1225 Innsbruck Drive, Sunnyvale, California 94089, is a "fables" company that develops semiconductor products. As of December 31, 2007, we held 3,416,149 shares of Series A Convertible Preferred Stock (representing 18.37 percent of the total shares of Series A Convertible Preferred Stock outstanding) of Adesto. As of the above date, our Valuation Committee valued the total amount of shares of Adesto held by us at $1,147,826. The Chief Executive Officer of the company is Narbeh Derhacobian. Michael A. Janse serves as a Director of the company.

Ancora Pharmaceuticals Inc., located at 200 Boston Avenue, Medford, Massachusetts 02155, is developing unique carbohydrate-based therapeutics including immunomodulatory drugs such as vaccines and therapeutics to treat cardiovascular and metabolic disease.  Ancora also works with pharmaceutical and industrial partners to provide customized carbohydrate material. As of December 31, 2007, we held 909,091 shares of Series B Convertible Preferred Stock (representing 71.23 percent of the total shares of Series B Convertible Preferred Stock outstanding) of Ancora, as well as warrants to purchase 754,717 shares of Series B Convertible Preferred Stock of the company at $1.06 per share. As of the above date, our Valuation Committee valued the total amount of securities of Ancora held by us at $699,439. The Chief Executive Officer of the company is John Pena. Douglas W. Jamison serves as a Director of the company.

BridgeLux, Inc., located at 1170 Sonora Court, Sunnyvale, California 94086, is developing high-power indium gallium nitride light emitting diodes that are used in various solid state lighting, mobile appliance, signage, and automotive applications. As of December 31, 2007, we held 1,861,504 shares of Series B Convertible Preferred Stock (representing 11.70 percent of the total shares of Series B Convertible Preferred Stock outstanding) and 2,130,699 shares of Series C Convertible Preferred Stock (representing 6.61 percent of the total shares of Series C Convertible Preferred Stock outstanding) of BridgeLux , as well as warrants to purchase 163,900 shares of Series C Convertible Preferred Stock of the company at $0.7136 per share. As of the above date, our Valuation Committee valued of the total amount of securities of BridgeLux held by us at $6,219,995. The Chief Executive Officer of the company is Mark Swoboda. Michael A. Janse serves as an observer to the Board of Directors of the company.

Cambrios Technology Corporation, located at 2450 Bayshore Parkway, Mountain View, California 94043, is developing methods of synthesizing nanomaterials and assembling them into useful structures for use in applications in electronics, solar energy and solid-state lighting. As of December 31, 2007, we held 1,294,025 shares of Series B Convertible Preferred Stock (representing 10.78 percent of the total shares of Series B Convertible Preferred Stock outstanding) and 1,300,000 shares of Series C Convertible Preferred Stock (representing 6.66 percent of the total shares of Series C Convertible Preferred Stock outstanding) of Cambrios. As of the above date, our Valuation Committee valued the total amount of shares of Cambrios held by us at $2,594,025. The Chief Executive Officer of the company is Michael R. Knapp. Michael A. Janse serves as an observer to the Board of Directors of the company.

Chlorogen, Inc., was located at 893 North Warson Road, St. Louis, Missouri 63141, and was developing a chloroplast transformation technology for the production of plant-based proteins. As of December 31, 2007, we held 4,478,038 shares of Series A Convertible Preferred Stock (representing 13.57 percent of the total shares of Series A Convertible Preferred Stock outstanding), 2,077,930 shares of Series B Convertible Preferred Stock (representing 18.21 percent of the total shares of Series B Convertible Preferred Stock outstanding) and $176,811 in Convertible Bridge Notes (representing 14.76 percent of the total Convertible Bridge Notes outstanding) of Chlorogen. On November 30, 2007, Chlorogen filed a Certificate of Dissolution with the state of Delaware. As of the above date, our Valuation Committee valued the total amount of securities of Chlorogen held by us at $0.

Crystal IS, Inc., located at 70 Cohoes Avenue, Green Island, New York 12183, is developing methods to produce large, single-crystal substrates of aluminum nitride (AlN) for use in the gallium nitride semiconductor industry. As of December 31, 2007, we held 391,571 shares of Series A Convertible Preferred Stock (representing 5.66 percent of the total shares of Series A Convertible Preferred Stock outstanding) and 1,300,376 shares of Series A-1 Convertible Preferred Stock (representing 9.51 percent of the total shares of Series A-1 Convertible Preferred Stock outstanding) of Crystal IS, as well as warrants to purchase 21,977 shares of Series A-1 Convertible Preferred Stock of the company at $0.78 per share. As of the date above, our Valuation Committee valued the total amount of securities of Crystal IS held by us at $1,333,538. The Chief Executive Officer of the company is Ding Day. Michael A. Janse serves as an observer to the Board of Directors of the company.

CSwitch, Inc., located at 3131 Jay Street, Santa Clara, California 95054, is developing the next generation of low-power, efficient, and highly-integrated system-on-a-chip (SOC) solutions for a wide range of communications-based platforms. As of December 31, 2007, we held 6,863,118 shares of Series A-1 Convertible Preferred Stock (representing 9.76 percent of the total shares of Series A-1 Convertible Preferred Stock outstanding) and $529,852 in Convertible Bridge Notes (representing 9.62 percent of the total Convertible Bridge Notes outstanding) of CSwitch. As of the date above, our Valuation Committee valued the total amount of securities of CSwitch held by us at $3,973,140. The Chief Executive Officer of the company is Doug Laird. Alexei A. Andreev serves as a Director of the company.

D-Wave Systems, Inc., located at 100-4401 Still Creek Drive, Burnaby, British Columbia, V5C 6G9, Canada, is developing high-performance quantum computing systems for commercial use in logistics, bioinformatics, life and physical sciences, quantitative finance and electronic design automation. As of December 31, 2007, we held 2,000,000 shares of Series B Convertible Preferred Stock (representing 13.55 percent of the total number of shares of Series B Convertible Preferred Stock outstanding) of D-Wave. As of the date above, our Valuation Committee valued the Series B Convertible Preferred Stock of D-Wave Systems held by us at $2,226,488. The Chief Executive Officer of the company is Herb Martin. Alexei A. Andreev serves as a Director of the company. D-Wave Systems, Inc. is not an eligible portfolio company under the 1940 Act, because it operates primarily outside the United States.

Ensemble Discovery Corporation, located at 99 Erie Street, Cambridge, Massachusetts 02139, is developing classes of drugs and bioassays based on its proprietary DNA-Programmed Chemistry™ (DPC™) platform. Using DPC, Ensemble has built a product platform that will support the development of novel classes of therapeutics and bioassays for research and diagnostics. As of December 31, 2007, we held 1,449,275 shares of Series B Convertible Preferred Stock (representing 13.33 percent of the total shares of Series B Convertible Preferred Stock outstanding) of Ensemble. As of the date above, our Valuation Committee valued the Series B Convertible Preferred Stock held by us at $2,000,000. The Chief Executive Officer of the company is Michael D. Taylor. Daniel B. Wolfe serves as an observer to the Board of Directors of the company.

Innovalight, Inc., located at 965 East Arques, Sunnyvale, California 94085, is developing renewable energy products based on silicon nanotechnology. As of December 31, 2007, we held 16,666,666 shares of Series B Convertible Preferred Stock (representing 33.33 percent of the total shares of Series B Convertible Preferred Stock outstanding) and 5,810,577 shares of Series C Convertible Preferred Stock (representing 7.12 percent of the total shares of Series C Convertible Preferred Stock outstanding) of Innovalight. Innovalight is focused on bringing ultra low-cost solar power modules to the marketplace. The company uses a proprietary silicon-ink process to print thin-film solar power modules. Leveraging the advantages of solvent-based processing, Innovalight aims to accelerate the promise of more affordable solar power solutions for residential and commercial applications. The market for solar-energy solutions is estimated to be $15 billion and expected to grow to $36 billion by 2010. Innovalight is a development company and has yet to generate significant revenues from the commercial sale of products. The company’s main competition in this market include companies such as First Solar, Inc., Konarka, Inc., Miasole, Inc., Nanosolar, Inc., and HelioVolt Corporation as these companies are also focused on the commercialization of thin-film solar power modules. The company is highly dependent on its intellectual property position and its ability to protect this position. Revenue generated by the company may be affected positively or negatively by government regulations that favor one form of energy generation over another. The Chief Executive Officer of the company is Conrad Burke. The Chief Technical Officer and Vice President of Engineering is Homer Antoniadis. The Chairman of the Board of Directors of the company is Alf Bjørseth. As of the date above, our Valuation Committee valued the total amount of shares held by us at $7,711,784. Michael A. Janse serves as a Director of the company.

Kereos, Inc., located at 4041 Forest Park Ave., Saint Louis, Missouri 63108, is developing molecular imaging agents and targeted therapeutics for the detection and treatment of cancer and cardiovascular disease based on proprietary ligand-targeted emulsion technologies. As of December 31, 2007, we held 545,456 shares of Series B Convertible Preferred Stock (representing 8.06 percent of the total shares of Series B Convertible Preferred Stock outstanding) of Kereos. As of the date above, our Valuation Committee valued the Series B Convertible Preferred Stock held by us at $159,743. The Chief Executive Officer of the company is Robert A. Beardsley. Daniel B. Wolfe serves as an observer to the Board of Directors of the company.

Kovio, Inc., located at 1145 Sonora Court, Sunnyvale, California 94086, is developing semiconductor products using thin film technologies, printed electronics and nanoparticle inks. As of December 31, 2007, we held 2,500,000 shares of Series C Convertible Preferred Stock (representing 20.21 percent of the total shares of Series C Convertible Preferred Stock outstanding) and 800,000 shares of Series D Convertible Preferred Stock (representing 4.40 percent of the total shares of Series D Convertible Preferred Stock outstanding) of Kovio. As of the date above, our Valuation Committee valued the total amount of shares held by us at $4,125,000. The Chief Executive Officer of the company is Amir Mashkoori. Alexei A. Andreev serves as an observer to the Board of Directors of the company.

LifCo, Inc., located at 3943 Veselich Avenue, Los Angles, California 90039, is developing primary and rechargeable batteries enabled by nanotechnology. As of December 31, 2007, we held 1,208,262 shares of Series A Convertible Preferred Stock (representing 13.17 percent of the total shares of Series A Convertible Preferred Stock outstanding) of LifCo. As of the date above, our Valuation Committee valued the Series A Convertible Preferred Stock held by us at $946,528. The acting President is Rachid Yazami. On February 28, 2008, Lifco merged with CFX Battery, Inc., to form CFX Battery, Inc. Alexei A. Andreev serves as an observer to the Board of Directors of the company.

Mersana Therapeutics, Inc., located at 840 Memorial Drive, Cambridge, Massachusetts 02139, is a pharmaceutical company founded to develop advanced drug delivery systems based on proprietary molecular constructs and "biological stealth" materials.  As of December 31, 2007, we held 68,451 shares of Series A Convertible Preferred Stock (representing 87.50 percent of the total shares of Series A Convertible Preferred Stock outstanding) and 866,500 shares of Series B Convertible Preferred Stock (representing 8.22 percent of the total shares of Series B Convertible Preferred Stock outstanding) of Mersana, as well as warrants to purchase 91,625 shares of Series B Convertible Preferred Stock of the company at a price of $2.00 per share.  As of the date above, our Valuation Committee valued the total securities of Mersana held by us at $1,988,282.  The Chief Executive Officer of the company is Julie A. Olson.  Charles E. Harris serves as a Director of the company.

Metabolon, Inc., located at 800 Capitola Drive, Durham, North Carolina 27713, is using a proprietary technology platform in metabolomics to map changes in metabolic pathways for the identification of biomarkers and the early diagnosis of disease states. As of December 31, 2007, we held 2,173,913 shares of Series B Convertible Preferred Stock (representing 31.25 percent of the total shares of Series B Preferred Stock outstanding) of Metabolon. As of the date above, our Valuation Committee valued the Series B Convertible Preferred Stock held by us at $2,500,000. The Chief Executive Officer of the company is John Ryals. Douglas W. Jamison serves as an observer to the Board of Directors of the company.

NanoGram Corporation, located at 165 Topaz Street, Milpitas, California 95035, is developing a broad suite of intellectual property for use in fields including, nanomaterials-based films, discovery of new nanomaterials compositions, and rapid synthesis of nanopowders and films. As of December 31, 2007 we held 63,210 shares of Series I Convertible Preferred Stock (representing 1.99 percent of the total shares of Series I Convertible Preferred Stock outstanding), 1,250,904 shares of Series II Convertible Preferred Stock (representing 12.47 percent of the total shares of Series II Convertible Preferred Stock outstanding) and 1,242,144 shares of Series III Convertible Preferred Stock (representing 6.74 percent of the total shares of Series III Convertible Preferred Stock outstanding) 432,179 shares of Series IV Convertible Preferred Stock (representing 3.28 percent of the total shares of Series IV Convertible Preferred Stock outstanding) of NanoGram. As of the date above, our Valuation Committee valued the total amount of shares of NanoGram held by us at $5,887,222. The Chief Executive Officer of the company is Kieran F. Drain. Alexei A. Andreev serves as an observer to the Board of Directors of the company.

Nanomix, Inc., located at 5980 Horton Street, Emeryville, California 94608, is developing nanoelectronic sensors that integrate carbon nanotube electronics with silicon microstructures. As of December 31, 2007, we held 977,917 shares of Series C Convertible Preferred Stock (representing 18.12 percent of the total shares of Series C Convertible Preferred Stock outstanding) and 6,802,397 shares of Series D Convertible Preferred Stock (representing 9.10 percent of the total shares of Series D Convertible Preferred Stock outstanding) of Nanomix. As of the above date, our Valuation Committee valued the total amount of shares of Nanomix held by us at $1,010,468. The Chief Executive Officer of the company is Garrett Gruener. Michael A. Janse serves as a Director of the Company.

NanoOpto Corporation, was located at 1600 Cottontail Lane, Somerset, New Jersey 08873, and was developing and manufacturing discrete, integrated optical communications sub-components on a chip by utilizing nano-manufacturing technology. As of December 31, 2007, we held 267,857 shares of Series A-1 Convertible Preferred Stock (representing 10.39 percent of the total shares of Series A-1 Convertible Preferred Stock outstanding), 3,819,935 shares of Series B Convertible Preferred Stock (representing 14.81 percent of the total shares of Series B Convertible Preferred Stock outstanding), 1,932,789 shares of Series C Convertible Preferred Stock (representing 5.80 percent of the total Series C Convertible Preferred Stock outstanding) and 1,397,218 shares of Series D Convertible Preferred Stock (representing 8.19 percent of the total Series shares of Series D Convertible Preferred Stock outstanding) of NanoOpto, as well as warrants to purchase 193,279 shares of Series C Convertible Preferred Stock of the company at a price of $0.4359 per share and $268,654 in Convertible Bridge Notes of NanoOpto. On July 19, 2007, NanoOpto sold its assets to API Nanotronics, Inc. As of the above date, our Valuation Committee valued the total amount of securities of NanoOpto held by us at $105,714.

Nextreme Thermal Solutions, Inc., located at 3908 Patriot Drive, Durham, North Carolina, 27703, is developing next-generation thermoelectrics based on its unique, thin-film technology for applications that require high-performance solutions for thermal management solutions. As of December 31, 2007, we held 1,750,000 shares of Series A Convertible Preferred Stock (representing 12.59 percent of the total shares of Series A Convertible Preferred Stock outstanding) of Nextreme. As of the above date, our Valuation Committee valued the Series A Convertible Preferred Stock of Nextreme held by us at $1,750,000. The Chief Executive Officer of the company is Jesko von Windheim. Douglas W. Jamison serves as a Director of the Company.

Questech Corporation, located at 92 Park Street, Rutland, Vermont 05701, manufactures and sells tile and trim products, based on its proprietary technology, with revenue generated from stock products. We originally invested in Questech on May 26, 1994. We did not invest in Questech as a tiny technology company, but Questech’s proprietary technology is dependent on micro-scale processes. Thus, Questech may be regarded as a tiny technology holding. As of December 31, 2007, we held 655,454 shares of Common Stock (representing 8.07 percent of the total shares of Common Stock outstanding) of Questech, as well as warrants to purchase 10,000 shares of Common Stock of the company at $1.50 per share. As of the date above, our Valuation Committee valued the Common Stock of Questech held by us at $592,254. The Chief Executive Officer of the company is Barry J. Culkin.

Siluria Technologies, Inc., located at 2750 Sand Hill Road, Menlo Park, California 94025, is developing next-generation nanomaterials. As of December 31, 2007, we held 482,218 shares of Series S-2 Convertible Preferred Stock (representing 10.72 percent of the total shares of Series S-2 Convertible Preferred Stock outstanding) of Siluria. As of the above date, our Valuation Committee valued the Series S-2 Convertible Preferred Stock of Siluria held by us at $160,723. The General Manager of the company is Alex Tkachenko. Michael A. Janse serves as an observer to the Board of Directors of the company.

Solazyme, Inc., located at 561 Eccles Avenues, South San Francisco, California 94080, is harnessing the power of the sun through the directed evolution of selected photosynthetic microbes to provide efficient bioproduction solutions to the energy, pharmaceutical, chemical and nutraceutical industries. As of December 31, 2007, we held 988,204 shares of Series A Convertible Preferred Stock (representing 12.76 percent of the total shares of outstanding of Series A Convertible Preferred Stock) and 495,246 shares of Series B Convertible Preferred Stock (representing 5.77 percent of the total shares of outstanding of Series B Convertible Preferred Stock) of Solazyme. As of the date above, our Valuation Committee valued the total amount of shares of Solazyme held by us at $1,497,691. The Chief Executive Officer of the company is Jonathan S. Wolfson. Douglas W. Jamison serves as an observer to the Board of Directors of the company.

Xradia, Inc., located at 5052 Commercial Circle, Concord, California 94520, is developing and manufacturing a suite of high-resolution x-ray microscopes and fluorescence imaging systems for non-destructive imaging of embedded internal structures. As of December 31, 2007, we held 3,121,099 shares of Series D Convertible Preferred Stock (representing 57.14 percent of the total shares of Series D Convertible Preferred Stock Outstanding) of Xradia. As of the date above, our Valuation Committee fair valued the Series D Convertible Preferred Stock held by us at $4,000,000. The Chief Executive Officer of the company is Rod Browning. Alexei A. Andreev serves as a Director of the company.

Zia Laser, Inc., was located at 801 University Boulevard SE, Albuquerque, New Mexico 87106, and was developing quantum dot-based semiconductor laser technology for application in microprocessors. As of December 31, 2007, we held 1,500,000 shares of Series C Convertible Preferred Shares (representing 17.48 percent of the total shares of Series C Convertible Preferred Shares outstanding) of Zia Laser. On November 30, 2006, the assets of Zia Laser were acquired by Innolume, Inc. As of the above date, our Valuation Committee valued the Series C Convertible Preferred Shares of Zia Laser held by us at $21,329.

Unaffiliated Companies:

BioVex Group, Inc., located at 34 Commerce Way, Woburn, Massachusetts 01801, is developing biological treatments for cancer and the prevention of infectious disease. As of December 31, 2007, we held 2,799,552 shares of Series E Convertible Preferred Stock (representing 9.92 percent of the total shares of Series E Convertible Preferred Stock outstanding) of BioVex. As of the above date, our Valuation Committee valued the Series E Convertible Preferred Stock of BioVex held by us at $2,500,000. The Chief Executive Officer of the company is Philip Astley-Sparke. Misti Ushio serves as an observer to the Board of Directors of the company.

*Exponential Business Development Company, located at 460 Oakridge Common, South Salem, New York 10590, is a venture capital partnership that invests in early stage manufacturing, software development and communication technology industries in the Albany area. As of December 31, 2007, we held one Limited Partnership Unit (representing 0.87 percent of the total Limited Partnership Units outstanding) of the company. As of the date above, our Valuation Committee valued the Limited Partnership Unit held by us at $2,026. The manager of the portfolio of the company is Jeff Rubin, President of NewTek Capital, Inc.

Molecular Imprints, Inc., located at 1807 West Braker Lane, Austin, Texas 78758, is developing lithography systems and technology for manufacturing applications in the areas of nanodevices, microstructures, advanced packaging, bio devices, optical components and semiconductor devices. As of December 31, 2007, we held 1,333,333 shares of Series B Convertible Preferred Stock (representing 6.55 percent of the total shares of Series B Preferred Stock outstanding) and 1,250,000 shares of Series C Convertible Preferred Stock (representing 14.75 percent of the total shares of Series C Convertible Preferred Stock outstanding) of Molecular Imprints, as well as warrants to purchase 125,000 shares of Series C Convertible Preferred Stock of the company at a price of $2.00 per share. As of the date above, our Valuation Committee valued the total amount of securities of Molecular Imprints held by us at $4,500,000. The Chief Executive Officer of the company is Mark Melliar-Smith. Alexei A. Andreev serves as an observer to the Board of Directors of the company.

Nanosys, Inc., located at 2625 Hanover Street, Palo Alto, California 94304, is a company with broad-based intellectual property that is initially commercializing applications in macroelectronics, memory, and fuel cells. These applications incorporate zero and one-dimensional, nanometer-scale materials, such as nanowires and nanodots (quantum dots), as their principal active elements. As of December 31, 2007, we held 803,428 shares of Series C Convertible Preferred Stock (representing 4.00 percent of the total shares of Series C Convertible Preferred Stock outstanding) and 1,016,950 shares of Series D Convertible Preferred Stock (representing 6.28 percent of the total shares of Series D Preferred Stock outstanding) of Nanosys. As of the date above, our Valuation Committee valued the total amount of shares of Nanosys held by us at $5,370,116. The Chief Executive Officer of the company is Calvin Chow.

Nantero, Inc., located at 25-E Olympia Avenue, Woburn, Massachusetts 01801, is developing non-volatile random access memory based on carbon nanotubes. As of December 31, 2007, we held 345,070 shares of Series A Convertible Preferred Stock (representing 8.17 percent of the total shares of Series A Preferred Stock outstanding), 207,051 shares of Series B Convertible Preferred Stock (representing 3.08 percent of the total shares of Series B Convertible Preferred Stock outstanding) and 188,315 shares of Series C Convertible Preferred Stock (representing 3.75 percent of the total shares of Series C Convertible Preferred Stock outstanding) of Nantero. As of the date above, our Valuation Committee valued the total amount of shares of Nantero held by us at $2,246,409. The Chief Executive Officer of the company is Greg Schmergel.

NeoPhotonics Corporation, located at 2911 Zanker Road, San Jose, California 95134, is developing functional optical component arrays to offer integrated optical "systems on a chip" to component vendors. As of December 31, 2007, we held 716,195 shares of Common Stock (representing 1.50 percent of the total shares of Common Stock outstanding), 1,831,256 shares of Series 1 Convertible Preferred Stock (representing 4.05 percent of the total Series 1 Convertible Preferred Stock), 741,898 shares of Series 2 Convertible Preferred Stock (representing 3.46 percent of the total shares of Series 2 Convertible Preferred Stock outstanding) and 2,750,000 shares of Series 3 Convertible Preferred Stock (representing 2.76 percent of the total shares of Series 3 Convertible Preferred Stock outstanding) of NeoPhotonics, as well as warrants to purchase 30,427 shares of Common Stock of the company at $0.15 per share. As of the date above, our Valuation Committee valued the total amount of securities of NeoPhotonics held by us at $5,458,759. The Chief Executive Officer of the company is Timothy S. Jenks. Alexei A. Andreev serves as an observer to the Board of Directors of the company.

Polatis, Inc., located at 5 Fortune Drive, Billerica, Massachusetts 01821, is developing a family of MEMS switches for optical network applications, based on Polatis’s proprietary piezoelectric ceramic substrates. As of December 31, 2007, we held 16,775 shares of the Series A-1 Convertible Preferred Stock (representing 6.17 percent of the total shares of Series A-1 Convertible Preferred Stock outstanding), 71,611 shares of Series A-2 Convertible Preferred Stock (representing 4.65 percent of the total Series A-2 Convertible Preferred Stock outstanding), 4,774 shares of Series A-4 Convertible Preferred Stock (representing 4.65 percent of the total shares of Series A-4 Convertible Preferred Stock outstanding) and 16,438 shares of Series A-5 Convertible Preferred Stock (representing 1.79 percent of the total shares of Series A-5 Convertible Preferred Stock outstanding) of Polatis. As of the date above, our Valuation Committee valued the total amount of shares of Polatis held by us at $276,526. The Chief Executive Officer of the company is David Lewis. Lori D. Pressman serves as an observer to the Board of Directors of the company.

Starfire Systems, Inc., located at 10 Hermes Road, Malta, New York 12020, offers a family of patented silicon carbide forming polymers for the manufacture of advanced ceramic materials applications. As of December 31, 2007, we held 375,000 shares of Common Stock (representing 4.59 percent of the total shares of Common Stock outstanding) and 600,000 shares of Series A-1 Convertible Preferred Stock (representing 12.87 percent of the total shares of Series A-1 Convertible Preferred Stock outstanding) of Starfire. As of the above date, our Valuation Committee valued the total amount of shares of Starfire held by us at $750,000. The Chief Executive Officer of the company is Richard M. Saburro. Douglas W. Jamison serves as an observer to the Board of Directors of the company.

Although Ancora, BridgeLux, Crystal IS, Metabolon, Molecular Imprints, NanoGram, Nanomix, Nanosys, NeoPhotonics, Nextreme, Polatis, Questech, Solazyme, Starfire Systems and Xradia are all generating revenues ranging from nominal to significant from commercial sales of products and/or services, they are all still relatively early-stage companies with the attendant risks. Additionally, with the exceptions of BridgeLux, Exponential, Molecular Imprints, NeoPhotonics, Questech and Xradia we consider all of the foregoing portfolio companies to be development-stage companies. This term is used to describe a company that devotes substantially all of its efforts to establishing a new business, and either has not yet commenced its planned principal operations, or it has commenced such operations but has not realized significant revenue from them. Any of the private companies may require additional funding that may not be obtainable at all or on the terms of their most recent fundings, which would result in partial or complete write-downs in the value of our investment. In general, private equity is difficult to obtain, especially in the current capital markets environment. Each company is dependent upon a single or small number of customers and/or key operating personnel. All of the foregoing companies rely heavily upon the technology associated with their respective business or, in the case of Exponential, with the companies in which it invests. Therefore, each company places great importance on its relevant patents, trademarks, licenses, algorithms, trade secrets, franchises or concessions. Lastly, each company is particularly vulnerable to general economic, private equity and capital markets conditions and to changes in government regulation, interest rates or technology.

As a participant in the venture capital business, we invest primarily in private companies for which there is generally no publicly available information. Because of the private nature of these businesses, there is a need to maintain the confidentiality of the financial and other information that we have for the private companies in our portfolio. We believe that maintaining this confidence is important, as disclosure of such information could disadvantage our portfolio companies and could put us at a disadvantage in attracting new investments. Therefore, we do not intend to disclose financial or other information about our portfolio companies, unless required, because we believe doing so may put them at an economic or competitive disadvantage, regardless of our level of ownership or control.

DETERMINATION OF NET ASSET VALUE

Our investments can be classified into five broad categories for valuation purposes:

•	Equity-related securities;

•	Investments in intellectual property or patents or research and development in technology or product development;

•	Long-term fixed-income securities;

•	Short-term fixed-income securities; and

•	All other securities.

The 1940 Act requires periodic valuation of each investment in our portfolio to determine net asset value. Under the 1940 Act, unrestricted securities with readily available market quotations are to be valued at the current market value; all other assets must be valued at "fair value" as determined in good faith by or under the direction of the Board of Directors.

Our Board of Directors is responsible for (1) determining overall valuation guidelines and (2) ensuring the valuation of investments within the prescribed guidelines.

Our Valuation Committee, comprised of three or more independent Board members, is responsible for reviewing and approving the valuation of our assets within the guidelines established by the Board of Directors.

Fair value is generally defined as the amount that an investment could be sold for in an orderly disposition over a reasonable time. Generally, to increase objectivity in valuing our assets, external measures of value, such as public markets or third-party transactions, are utilized whenever possible. Valuation is not based on long-term work-out value, nor immediate liquidation value, nor incremental value for potential changes that may take place in the future. Effective for our fiscal year commencing on January 1, 2008, FAS 157 defines fair value as the price at which an asset would be sold or a liability transferred in its principal market (or more advantageous market) from the perspective of the reporting entity.

The values assigned to these investments are based on available information and do not necessarily represent amounts that might ultimately be realized, as these amounts depend on future circumstances and cannot reasonably be determined until the individual investments are actually liquidated or become readily marketable.

Our valuation policy with respect to the five broad investment categories is as follows:

Equity-Related Securities

Equity-related securities, including warrants, are valued using one or more of the following basic methods of valuation:

Analytical Method. The analytical method is generally used to value an investment position when there is no established public market in the company’s securities. This valuation method is inherently imprecise and ultimately the result of reconciling the judgments of our Valuation Committee members, based on the data available to them. The resulting valuation, although stated as a precise number, is necessarily within a range of values that vary depending upon the significance attributed to the various factors being considered. Some of the factors considered may include: the cost of our investment, transactions in a company’s securities or unconditional firm offers by responsible parties as a factor in determining valuation, the financial condition and operating results of the company, the long-term potential of the business and technology of the company, the values of similar securities issued by companies in similar businesses, the proportion of the company’s securities we own and the nature of any rights to require the company to register restricted securities under applicable securities laws, and the rights and preferences of the class of securities we own as compared to other classes of securities the portfolio company has issued. When the analytical method is used to value warrants, the Company utilizes the Black-Scholes model.

Public Market Method. The public market method is used when there is an established public market for the class of the company’s securities held by us or into which our securities are convertible. We discount market value for securities that are subject to significant legal or contractual transfer restrictions. Securities, for which market quotations are readily available and which are not subject to substantial legal or contractual and transfer restrictions, are carried at market value as of the time of valuation. Market value for securities traded on securities exchanges or on the Nasdaq Global Market is the last reported sales price on the day of valuation. For other securities traded in the over-the-counter market and listed securities for which no sale was reported on that day, market value is the mean of the closing bid price and asked price on that day. This method is the preferred method of valuation when there is an established public market for a company’s securities, as that market provides the most objective basis for valuation. If for any reason, the Valuation Committee determines that market quotations are not reliable, such securities shall be fair valued by the Valuation Committee.

Investments in Intellectual Property or Patents or Research and Development in Technology or Product Development

These investments are carried at fair value using the following basic method of valuation:

Analytical Method. The analytical method is used to value investments in intellectual property or patents or research and development in technology or product development. This valuation method is inherently imprecise and ultimately the result of reconciling the judgments of our Valuation Committee members. The resulting valuation, although stated as a precise number, is necessarily within a range of values that vary depending upon the significance attributed to the various factors being considered. Some of the factors considered may include: the cost of the investment; investments in the same or substantially similar intellectual property or patents or research and development in technology or product development or offers by responsible third parties; the results of research and development; product development progress; commercial prospects; term of patent; projected markets; and other substantive factors.

As of March 31, 2008, we did not have any investments in intellectual property or patents or research and development in technologies or products.

Long-Term Fixed-Income Securities

Fixed-income securities for which market quotations are readily available are carried at market value as of the time of valuation using the most recent bid quotations when available. Securities for which market quotations are not readily available are carried at fair value using one or more of the following basic methods of valuation:

•	Fixed-income securities are valued by independent pricing services that provide market quotations based primarily on quotations from dealers and brokers, market transactions, and other sources.

•	Other fixed-income securities that are not readily marketable are valued at fair value by our Valuation Committee.

Short-Term Fixed-Income Securities

Short-term fixed-income securities are valued in the same manner as long-term fixed-income securities until the remaining maturity of 60 days or less, after which time such securities may be valued at amortized cost if there is no concern over payment at maturity.

All Other Securities

All other securities are reported at fair value as determined in good faith by the Valuation Committee. As of March 31, 2008, we did not have any of these investments.

The reported values of securities for which market quotations are not readily available and for other assets reflect the Valuation Committee’s judgment of fair values as of the valuation date using the outlined basic methods of valuation. They do not necessarily represent an amount of money that would be realized if we had to sell the securities in an immediate liquidation. Thus, valuations as of any particular date are not necessarily indicative of amounts that we may ultimately realize as a result of future sales or other dispositions of investments we hold.

Determinations of Net Asset Value in Connection with Offerings

In connection with each offering of our Common Stock, our Board of Directors or a committee thereof is required to make the determination that we are not selling our Common Stock at a price below the then current net asset value of our Common Stock at the time at which the sale is made. Our Board of Directors considers the following factors, among others, in making such determination:

•	the net asset value of our Common Stock disclosed in the most recent periodic report we filed with the SEC;

•
our Management’s assessment of whether any material change in the net asset value of our Common Stock has occurred (including through the realization of gains on the sale of our portfolio securities) from the period beginning on the date of the most recently disclosed net asset value of our Common Stock to the period ending two days prior to the date of the sale of our Common Stock; and

•
the magnitude of the difference between the net asset value of our Common Stock disclosed in the most recent periodic report we filed with the SEC and our Management’s assessment of any material change in the net asset value of our Common Stock since the date of the most recently disclosed net asset value of our Common Stock, and the offering price of our Common Stock in the proposed offering.

Moreover, to the extent that there is even a remote possibility that we may (i) issue our Common Stock at a price below the then current net asset value of our Common Stock at the time at which the sale is made or (ii) trigger the undertaking (which we provided to the SEC in our registration statements) to suspend the offering of our Common stock if the net asset value of our Common Stock fluctuates by certain amounts in certain circumstances until the prospectus is amended, the Board of Directors will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine the net asset value of our Common Stock within two days prior to any such sale to ensure that such sale will not be below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine the net asset value of our Common Stock to ensure that such undertaking has not been triggered.

INVESTMENT POLICIES

Investments and Strategies

The following is a summary description of the types of assets in which we may invest, the investment strategies we may utilize and the attendant risks associated with our investments and strategies. For a full description of our investments and strategies, please refer to our Annual Report on Form 10-K.

Equity, Equity-Related Securities and Debt with Equity Features

We may invest in equity, equity-related securities and debt with equity features. These securities include common stock, preferred stock, debt instruments convertible into common or preferred stock, limited partnership interests, other beneficial ownership interests and warrants, options or other rights to acquire any of the foregoing.

We may make investments in companies with operating histories that are unprofitable or marginally profitable, that have negative net worth or that are involved in bankruptcy or reorganization proceedings. These investments would involve businesses that management believes have turn around potential through the infusion of additional capital and management assistance. In addition, we may make investments in connection with the acquisition or divestiture of companies or divisions of companies. There is a significantly greater risk of loss with these types of securities than is the case with traditional investment securities.

We may also invest in publicly traded securities of whatever nature, including relatively small, emerging growth companies that management believes have long-term growth possibilities. Pursuant to a rule adopted by the SEC, our investments in U.S. non-financial public companies whose securities are not listed on a securities exchange will generally be treated as qualifying assets for purposes of maintaining our business development company status if we acquire such investments in private placements or secondary market transactions.

Warrants, options and convertible or exchangeable securities generally give the investor the right to acquire specified equity securities of an issuer at a specified price during a specified period or on a specified date. Warrants and options fluctuate in value in relation to the value of the underlying security and the remaining life of the warrant or option, while convertible or exchangeable securities fluctuate in value both in relation to the intrinsic value of the security without the conversion or exchange feature and in relation to the value of the conversion or exchange feature, which is like a warrant or option. When we invest in these securities, we incur the risk that the option feature will expire worthless, thereby either eliminating or diminishing the value of our investment.

Our investments in equity securities usually involve securities of private companies that are restricted as to sale and cannot be sold in the open market without registration under the Securities Act of 1933 or pursuant to a specific exemption from these registrations. Opportunities for sale are more limited than in the case of marketable securities, although these investments may be purchased at more advantageous prices and may offer attractive investment opportunities. Even if one of our portfolio companies completes an initial public offering, we are typically subject to a lock-up agreement, and the stock price may decline substantially before we are free to sell. Even if we have registration rights to make our investments more marketable, a considerable amount of time may elapse between a decision to sell or register the securities for sale and the time when we are able to sell the securities. The prices obtainable upon sale may be adversely affected by market conditions or negative conditions affecting the issuer during the intervening time.

Venture Capital Investments

We expect to invest in development stage or start-up businesses. Substantially all of our long-term investments are in thinly capitalized, unproven, small companies focused on risky technologies. These businesses also tend to lack management depth, to have limited or no history of operations and to have not attained profitability. Because of the speculative nature of these investments, these securities have a significantly greater risk of loss than traditional investment securities. Some of our venture capital investments are likely to be complete losses or unprofitable and some will never realize their potential.

We may own 100 percent of the securities of a start-up investment for a period of time and may control the company for a substantial period. Start-up companies are more vulnerable than better capitalized companies to adverse business or economic developments. Start-up businesses generally have limited product lines, service niches, markets and/or financial resources. Start-up companies are not well-known to the investing public and are subject to potential bankruptcy, general movements in markets and perceptions of potential growth.

In connection with our venture capital investments, we may participate in providing a variety of services to our portfolio companies, including the following:

•	recruiting management;

•	formulating operating strategies;

•	formulating intellectual property strategies;

•	assisting in financial planning;

•	providing management in the initial start-up stages; and

•	establishing corporate goals.

We may assist in raising additional capital for these companies from other potential investors and may subordinate our own investment to that of other investors. We may also find it necessary or appropriate to provide additional capital of our own. We may introduce these companies to potential joint venture partners, suppliers and customers. In addition, we may assist in establishing relationships with investment bankers and other professionals. We may also assist with mergers and acquisitions. We do not derive income from these companies for the performance of any of the above services.

We may control, be represented on or have observer rights on the Board of Directors of a portfolio company by one or more of our officers or directors, who may also serve as officers of the portfolio company. We indemnify our officers and directors for serving on the Boards of Directors or as officers of portfolio companies, which exposes us to additional risks. Particularly during the early stages of an investment, we may in effect be involved in the conduct of the operations of the portfolio company. As a venture company emerges from the developmental stage with greater management depth and experience, we expect that our role in the portfolio company’s operations will diminish. Our goal is to assist each company in establishing its own independent capitalization, management and Board of Directors. We expect to be able to reduce our interest in those start-up companies which become successful.

Debt Obligations

We may hold debt securities for income and as a reserve pending more speculative investments. Debt obligations may include U.S. government and agency securities, commercial paper, bankers’ acceptances, receivables or other asset-based financing, notes, bonds, debentures, or other debt obligations of any nature and repurchase agreements related to these securities. These obligations may have varying terms with respect to security or credit support, subordination, purchase price, interest payments and maturity from private, public or governmental issuers of any type located anywhere in the world. We may invest in debt obligations of companies with operating histories that are unprofitable or marginally profitable, that have negative net worth or are involved in bankruptcy or reorganization proceedings, or that are start-up or development stage entities. In addition, we may participate in the acquisition or divestiture of companies or divisions of companies through issuance or receipt of debt obligations. As of March 31, 2008, the debt obligations held in our portfolio consisted of convertible bridge notes and U.S. Treasury securities.

It is likely that our investments in debt obligations will be of varying quality, including non-rated, unsecured, highly speculative debt investments with limited marketability. Investments in lower-rated and non-rated securities, commonly referred to as "junk bonds," are subject to special risks, including a greater risk of loss of principal and non-payment of interest. Generally, lower-rated securities offer a higher return potential than higher-rated securities but involve greater volatility of price and greater risk of loss of income and principal, including the possibility of default or bankruptcy of the issuers of these securities. Lower-rated securities and comparable non-rated securities will likely have large uncertainties or major risk exposure to adverse conditions and are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation. The occurrence of adverse conditions and uncertainties to issuers of lower-rated securities would likely reduce the value of lower-rated securities held by us, with a commensurate effect on the value of our shares.

The markets in which lower-rated securities or comparable non-rated securities are traded generally are more limited than those in which higher-rated securities are traded. The existence of limited markets for these securities may restrict our ability to obtain accurate market quotations for the purposes of valuing lower-rated or non-rated securities and calculating net asset value or to sell securities at their fair value. Any economic downturn could adversely affect the ability of issuers’ lower-rated securities to repay principal and pay interest thereon. The market values of lower-rated and non-rated securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-rated securities. In addition, lower-rated securities and comparable non-rated securities generally present a higher degree of credit risk. Issuers of lower-rated securities and comparable non-rated securities are often highly leveraged and may not have more traditional methods of financing available to them, so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss owing to default by these issuers is significantly greater because lower-rated securities and comparable non-rated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. We may incur additional expenses to the extent that we are required to seek recovery upon a default in the payment of principal or interest on our portfolio holdings.

The market value of investments in debt securities that carry no equity participation usually reflects yields generally available on securities of similar quality and type at the time purchased. When interest rates decline, the market value of a debt portfolio already invested at higher yields can be expected to rise if the securities are protected against early call. Similarly, when interest rates increase, the market value of a debt portfolio already invested at lower yields can be expected to decline. Deterioration in credit quality also generally causes a decline in market value of the security, while an improvement in credit quality generally leads to increased value.

Foreign Securities

We may make investments in securities of issuers whose principal operations are conducted outside the United States, and whose earnings and securities are stated in foreign currency. In order to maintain our status as a business development company, our investments in the stocks of companies organized outside the U.S. would be limited to 30 percent of our assets, because we must invest at least 70 percent of our assets in "qualifying assets" and securities of foreign companies are not "qualifying assets."

Compared to otherwise comparable investments in securities of U.S. issuers, currency exchange risk of securities of foreign issuers is a significant variable. The value of these investments to us will vary with the relation of the currency in which they are denominated to the U.S. dollar, as well as with intrinsic elements of value such as credit risk, interest rates and performance of the issuer. Investments in foreign securities also involve risks relating to economic and political developments, including nationalization, expropriation, currency exchange freezes and local recession. Securities of many foreign issuers are less liquid and more volatile than those of comparable U.S. issuers. Interest and dividend income and capital gains on our foreign securities may be subject to withholding and other taxes that may not be recoverable by us. We may seek to hedge all or part of the currency risk of our investments in foreign securities through the use of futures, options and forward currency purchases or sales.

Intellectual Property

We believe there is a role for organizations that can assist in technology transfer. Scientists and institutions that develop and patent intellectual property perceive the need for and rewards of entrepreneurial commercialization of their inventions.

Our form of investment may be:

•	funding research and development in the development of a technology;

•	obtaining licensing rights to intellectual property or patents;

•	acquiring intellectual property or patents; or

•	forming and funding companies or joint ventures to further commercialize intellectual property.

Income from our investments in intellectual property or its development may take the form of participation in licensing or royalty income, fee income, or some other form of remuneration. Investment in developmental intellectual property rights involves a high degree of risk that can result in the loss of our entire investment as well as additional risks including uncertainties as to the valuation of an investment and potential difficulty in liquidating an investment. Further, investments in intellectual property generally require investor patience as investment return may be realized only after or over a long period. At some point during the commercialization of a technology, our investment may be transformed into ownership of securities of a development stage or start-up company as discussed under "Venture Capital Investments" above.

Other Strategies

In pursuit of our investment strategy, we may employ one or more of the following strategies in order to enhance investment results.

Borrowing and Margin Transactions

We may from time to time borrow money or obtain credit by any lawful means from banks, lending institutions, other entities or individuals, in negotiated transactions. We may issue, publicly or privately, bonds, debentures or notes, in series or otherwise, with interest rates and other terms and provisions, including conversion rights, on a secured or unsecured basis, for any purpose, up to the maximum amounts and percentages permitted for closed-end investment companies under the 1940 Act. The 1940 Act currently prohibits us from borrowing any money or issuing any other senior securities (other than preferred stock and other than temporary borrowings of up to five percent of our assets), if in giving effect to the borrowing or issuance, the value of our total assets would be less than 200 percent of our total liabilities (other than liabilities not constituting senior securities). We may pledge assets to secure any borrowings. We currently have no leverage and have no current intention to issue preferred stock.

A primary purpose of our borrowing power is for leverage, to increase our ability to acquire investments both by acquiring larger positions and by acquiring more positions. Borrowings for leverage accentuate any increase or decrease in the market value of our investments and thus our net asset value. Since any decline in the net asset value of our investments will be borne first by holders of Common Stock, the effect of leverage in a declining market would be a greater decrease in net asset value applicable to the Common Stock than if we were not leveraged. Any decrease would likely be reflected in a decline in the market price of the Common Stock. To the extent the income derived from assets acquired with borrowed funds exceeds the interest and other expenses associated with borrowing, our total income will be greater than if borrowings were not used. Conversely, if the income from assets is not sufficient to cover the borrowing costs, our total income will be less than if borrowings were not used. If our current income is not sufficient to meet our borrowing costs (repayment of principal and interest), we might have to liquidate our investments when it may be disadvantageous to do so. Our borrowings for the purpose of buying most liquid equity securities will be subject to the margin rules, which require excess liquid collateral marked to market daily. If we are unable to post sufficient collateral, we would be required to sell securities to remain in compliance with the margin rules. These sales might be at disadvantageous times or prices.

Repurchase of Shares

Our shareholders do not have the right to compel us to redeem our shares. We may, however, purchase outstanding shares of our Common Stock from time to time, subject to approval of our Board of Directors and compliance with applicable corporate and securities laws. The Board of Directors may authorize purchases from time to time when they are deemed to be in the best interests of our shareholders, but could do so only after notification to shareholders. The Board of Directors may or may not decide to undertake any purchases of our Common Stock.

Our repurchases of our common shares would decrease our total assets and would therefore likely have the effect of increasing our expense ratio. Subject to our investment restrictions, we may borrow money to finance the repurchase of our Common Stock in the open market pursuant to any tender offer. Interest on any borrowings to finance share repurchase transactions will reduce our net assets. If, because of market fluctuations or other reasons, the value of our assets falls below the required 1940 Act coverage requirements, we may have to reduce our borrowed debt to the extent necessary to comply with the requirement. To achieve a reduction, it is possible that we may be required to sell portfolio securities at inopportune times when it may be disadvantageous to do so. Since 1998, we have repurchased a total of 1,828,740 shares of our Common Stock at a total cost of $3,405,531, or $1.86 per share. On July 23, 2002, because of our strategic decision to invest in tiny technology, our Board of Directors reaffirmed its commitment not to authorize the repurchase of additional shares of our Common Stock.

Portfolio Company Turnover

Changes with respect to portfolio companies will be made as our management considers necessary in seeking to achieve our investment objective. The rate of portfolio turnover will not be treated as a limiting or relevant factor when circumstances exist which are considered by management to make portfolio changes advisable.

Although we expect that many of our investments will be relatively long term in nature, we may make changes in our particular portfolio holdings whenever it is considered that an investment no longer has substantial growth potential or has reached its anticipated level of performance, or (especially when cash is not otherwise available) that another investment appears to have a relatively greater opportunity for capital appreciation. We may also make general portfolio changes to increase our cash to position us in a defensive posture. We may make portfolio changes without regard to the length of time we have held an investment, or whether a sale results in profit or loss, or whether a purchase results in the reacquisition of an investment which we may have only recently sold. Our investments in privately held companies are illiquid, which limits portfolio turnover.

The portfolio turnover rate may vary greatly from year to year as well as during a year and may also be affected by cash requirements.

MANAGEMENT OF THE COMPANY

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages, positions and principal occupations during the past five years of our directors and executive officers. We have no advisory board. Our business address and that of our officers and directors is 111 West 57th Street, Suite 1100, New York, New York 10019.

Executive Officers

Messrs. Harris, Jamison, Wolfe, Andreev and Janse are Managing Directors and are primarily responsible for the day to day management of our portfolio. They have served in this capacity since 1984, 2002, 2008, 2005 and 2007, respectively.

Charles E. Harris. Mr. Harris, 65, currently serves as our Chairman, Chief Executive Officer and as a Managing Director. He has served as our Chief Executive Officer since July 1984 and as a Managing Director since January 2004. He has been a member of our Board of Directors and served as Chairman of the Board since April 1984. He also served as our Chief Compliance Officer from February 1997 to February 2001. He is Chairman of the Board, Chief Executive Officer and a Director of Harris & Harris Enterprises, a wholly owned subsidiary of the Company. His wife serves as our Corporate Secretary. He is a director of Mersana Therapeutics, Inc., and of SiOnyx, Inc., privately held nanotechnology-enabled companies in which we have investments. He was a member of the Advisory Panel for the Congressional Office of Technology Assessment. Prior to joining us, he was Chairman of Wood, Struthers and Winthrop Management Corporation, the investment advisory subsidiary of Donaldson, Lufkin and Jenrette. He is currently a member of the New York Society of Security Analysts. He was, until 2004, a Trustee and head of the Audit Committee of Cold Spring Harbor Laboratory, a not-for-profit institution that conducts research and education programs in the biological sciences, and he is currently a member of its President’s Council. He also serves as a Trustee and head of the Audit Committee of the Nidus Center, a not-for-profit, life sciences, business incubator in St. Louis, Missouri. He is a life-sustaining fellow of MIT and a shareholder of its Entrepreneurship Center. He is an "interested person" as defined in Section 2(a)(19) of the 1940 Act, as a beneficial owner of more than five percent of our Common Stock, as a control person and as one of our officers. He was graduated from Princeton University (A.B.) and from the Columbia University Graduate School of Business (M.B.A.).

Douglas W. Jamison. Mr. Jamison, 38, has served as President and as Chief Operating Officer since January 1, 2005, as Treasurer since March 2005, as a Managing Director since January 2004, as Chief Financial Officer from January 2005 through December 2007 and as Vice President from September 2002 through December 2004. He has been a member of our Board of Directors since May 2007. Since January 2005, he has been President and a Director of Harris & Harris Enterprises, Inc., a wholly owned subsidiary of Harris & Harris Group, Inc. Upon Mr. Harris's retirement, scheduled for December 31, 2008, the Board of Directors has named Mr. Jamison to succeed Mr. Harris in Mr. Harris's positions as Chairman and Chief Executive Officer. Mr. Jamison is a director of Ancora Pharmaceuticals, Inc., of Nextreme Thermal Solutions, Inc., and of Phoenix Molecular Corporation, privately held nanotechnology-enabled companies in which we have investments. He is Co-Editor-in-Chief of "Nanotechnology Law & Business." He is Co-Chair of the Advisory Board, Converging Technology Bar Association, a member of the University of Pennsylvania Nano-Bio Interface Ethics Advisory Board and a member of the Advisory Board, Massachusetts Technology Collaborative Nanotechnology Venture Forum. His professional societies include the Association of University Technology Managers. From 1997 to 2002, he worked as a senior technology manager at the University of Utah Technology Transfer Office, where he managed intellectual property in physics, chemistry and the engineering sciences. He was graduated from Dartmouth College (B.A.) and the University of Utah (M.S.).

Daniel B. Wolfe. Mr. Wolfe, 31, has served as Chief Financial Officer and as a Managing Director since January 2008, as Principal from January 2007 to January 2008, as Senior Associate from January 2006 to January 2007, and as Vice President from July 2004 to January 2008. He is a director of Phoenix Molecular Corporation, a privately held nanotechnology-enabled company in which we have an investment. Prior to joining us, he served as a consultant to Nanosys, Inc. (from 2002 to 2004), to CW Group (from 2001 to 2004) and to Bioscale, Inc. (from January 2004 to June 2004). From February 2000 to January 2002, he was the Co-founder and President of Scientific Venture Assessments, Inc., a provider of scientific analysis of prospective investments for venture capital placements and of scientific expertise to high-technology companies. He was graduated from Rice University (B.A., Chemistry), where his honors included the Zevi and Bertha Salsburg Memorial Award in Chemistry and the Presidential Honor Roll, and from Harvard University (A.M., Ph.D., Chemistry), where he was an NSF Predoctoral Fellow.

At our request, Mr. Wolfe was interim Chief Executive Officer of Evolved Nanomaterial Sciences, Inc. ("ENS"), one of our portfolio companies, from July 1, 2007 to September 28, 2007. ENS filed for Chapter 7 bankruptcy on September 30, 2007.

Alexei A. Andreev. Mr. Andreev, 35, has served as an Executive Vice President and as a Managing Director since March 2005. From 2002 to March 2005, he was an Associate with Draper Fisher Jurvetson, a venture capital firm. In 2001, he was a Summer Associate with TLcom Capital Partners, a London-based venture capital fund backed by Morgan Stanley. From 1997 to 2000, he was an Associate at Renaissance Capital Group/Sputnik Funds, a venture capital fund in Moscow, Russia. Previously, he was a researcher at the Centre of Nanotechnology, Isan, in Troitsk, Russia. He is a director of CSwitch, Inc., of D-Wave Systems, Inc., and of Xradia, Inc., privately-held nanotechnology-enabled companies in which we have investments. He is a director of the American Business Association of Russian Expatriates. He was graduated with a B.S. with honors in Engineering/Material Sciences, with a Ph.D. in Solid State Physics from Moscow Steel and Alloys Institute and with an M.B.A. from the Stanford Graduate School of Business.

Michael A. Janse. Mr. Janse, 39, has served as an Executive Vice President and as a Managing Director since April 2007. From January 2007 to April 2007 he was a Principal with ARCH Venture Partners and was an Associate from June 2002 to January 2007, following earlier roles as an intern and then consultant.  He concentrated on investment opportunities in advanced semiconductor products, nanotechnology, and novel materials. From 1995 to 2000, Mr. Janse worked in Motorola's Semiconductor Products Sector (now Freescale Semiconductor, Inc.) as a process engineer, and later marketed semiconductor components to manufacturers of personal computers and networking products. He is a director of Adesto Technologies Corp., of Innovalight, Inc., and of Nanomix, Inc., privately-held nanotechnology-enabled companies in which we have investments. He was graduated from Brigham Young University (B.S., Chemical Engineering) and The University of Chicago (M.B.A.).

Sandra Matrick Forman, Esq. Ms. Forman, 42, has served as General Counsel, as Chief Compliance Officer and as Director of Human Resources since August 2004. From 2001 to 2004, she was an Associate at Skadden, Arps, Slate, Meagher & Flom LLP, in the Investment Management Group. From May to August 2000, she was a summer associate with Latham & Watkins LLP in its London office. From August to December 2000, she served as an intern in the office of the General Counsel, United States Department of Defense, Office of the Secretary of Defense. From June to August 1999, she served as an intern for the Honorable Ronald S. Lew, United States Federal District Court, Central District of California. She was graduated from New York University (B.A.), where her honors included National Journalism Honor Society, and from the University of California Los Angeles (J.D.), where her honors included Order of the Coif and membership on the Law Review. She is currently a member of the working group for the National Venture Capital Association model documents.

Misti Ushio. Ms. Ushio, 36, has served as a Vice President and Associate since May 2007. From June 2006 to May 2007, Ms. Ushio was a Technology Licensing Officer at Columbia University. From May 1996 to May 2006, she was employed by Merck & Co., Inc., most recently as a Senior Research Biochemical Engineer with the Bioprocess R&D group. She was graduated from Johns Hopkins University (B.S., Chemical Engineering), Lehigh University (M.S., Chemical Engineering) and University College London (Ph.D., Biochemical Engineering).

Patricia N. Egan. Ms. Egan, 33, has served as Chief Accounting Officer, as Vice President and as Senior Controller since June 2005. From June 2005 to December 2005 and since August 2006, she served as an Assistant Secretary. She also serves as Chief Accounting Officer, as Treasurer and as Secretary of Harris & Harris Enterprises, Inc., a wholly owned subsidiary of the Company. From 1996 to 2005, she served as a Manager at PricewaterhouseCoopers LLP in its financial services group. She was graduated from Georgetown University (B.S., Accounting), where her honors included the Othmar F. Winkler Award for Excellence in Community Service. She is a Certified Public Accountant.

Mary P. Brady. Ms. Brady, 46, has served as a Vice President, as Controller and as an Assistant Secretary since November 2005. From 2003 through 2005, she served as a senior accountant at Clarendon Insurance Company in its program accounting group. She served from 2000 to 2003 as a senior associate at PricewaterhouseCoopers LLP in its financial services group. She was graduated Summa Cum Laude from Lehman College (B.S., Accounting). She is a Certified Public Accountant.

Jennifer M. McGovern. Ms. McGovern, 30, has served as an Assistant Vice President, Counsel and an Assistant Secretary from August 2007. From June 2006 to August 2006, she worked as a law clerk at Luskin, Stern & Eisler LLP. From January 2006 to April 2006, she was an intern in the Office of the General Counsel, New York Stock Exchange. From July 1999 to June 2004, she worked at BlackRock, Inc., first as an Analyst, and then as an Associate, in the Private Client Group. She was graduated from Columbia University (B.A., Art History, Economics), and from Brooklyn Law School (J.D.), cum laude, where she was the Managing Editor of the Brooklyn Journal of International Law and a member of the Moot Court Honor Society.

Susan T. Harris. Ms. Harris, 63, has served as our Secretary since July 2001. From July 1999 to July 2003, she was employed by Harris & Harris Enterprises, Inc., our wholly owned subsidiary, working primarily in financial public relations. From July 2001 to July 2003, she served as Secretary and Treasurer of Harris & Harris Enterprises, Inc. Since 1972, she has been an investor relations consultant, operating as a sole proprietor prior to 1999, and again from July 2003 to the present. She was graduated from Wellesley College (B.A., Economics). Ms. Harris’s husband serves as the Chairman, Chief Executive Officer and as a Managing Director of the Company.

Board of Directors

Our Board of Directors supervises our management. The responsibilities of each director include, among other things, the oversight of the investment approval process, the quarterly valuation of our assets, and the oversight of our financing arrangements.

Interested Directors:

Charles E. Harris. See biography under "Executive Officers."

Douglas W. Jamison. See biography under “Executive Officers.”

Kelly S. Kirkpatrick, Ph.D. Dr. Kirkpatrick, 41, has served as a member of our Board of Directors since March 2002. She will not stand for re-election at the 2008 Annual Meeting of Shareholders. She has served as a consultant to us on nanotechnology and in our due diligence work on certain prospective investments. She is an independent business consultant. From 2000 to 2002, she served in the Office of the Executive Vice Provost of Columbia University, as Director of the Columbia University Nanotechnology Initiative and as Director for Research and Technology Initiatives. From 1998 to 2000, she served in the White House Office of Science and Technology Policy, as a Senior Policy Analyst involved in the National Nanotechnology Initiative. From 1997 to 1998, she was a Science Policy Coordinator for Sandia National Laboratories. From 1995 to 1996, she served in the office of Senator Joseph Lieberman as Legislative Assistant, Congressional Science and Engineering Fellow. She was graduated from University of Richmond (B.S., Chemistry with a business option) and Northwestern University (Ph.D., Materials Science and Engineering). She may be considered to be an "interested person" of the Company because of the consulting work she does for us.

Lori D. Pressman. Ms. Pressman, 50, has served as a member of our Board of Directors since March 2002. She has served as a consultant to us on tiny technology, intellectual property and in our due diligence work on certain prospective investments. She also acts as an observer for us at Board meetings of certain portfolio companies in the Boston area. She is a business consultant providing advisory services to start-ups and venture capital companies , including certain of our portfolio companies. She consults internationally on technology transfer practices and metrics for non-profit and government organizations. From 1999 to 2001, she was Chair of the Survey Statistics and Metrics Committee of the Association of University Technology Managers. From September 1989 to July 2000, she was employed by MIT in its Technology Licensing Office; she served as a Technology Licensing Officer from 1989 to 1995 and as Assistant Director of the Technology Licensing Office from 1996 to 2000. She was graduated from the Massachusetts Institute of Technology (S.B., Physics) and the Columbia School of Engineering (MSEE). She may be considered to be an "interested person" of the Company because of the consulting work she does for us.

Independent Directors:

W. Dillaway Ayres, Jr. Mr. Ayres, 57, has served as a member of our Board of Directors since November 2006. He has served as the Chief Operating Officer of Cold Spring Harbor Laboratory, a research and educational institution in the biological sciences, since November of 2000. Prior to joining Cold Spring Harbor Laboratory in 1998, Mr. Ayres had a 20-year business career during which he worked as a corporate executive, investment banker and entrepreneur. In 1996, he co-founded Business & Trade Network, Inc., a business-to-business, venture capital-backed Internet company. Prior to that he worked for five years as a Managing Director of Veronis, Suhler & Associates, a boutique investment banking firm in New York specializing in the media/ communications industry. At Veronis, Suhler, he focused on investing the firm’s private equity fund. He was graduated from Princeton University (A.B., English) and from the Columbia University Graduate School of Business (M.B.A., Finance).

Dr. C. Wayne Bardin. Dr. Bardin, 73, has served as a member of our Board of Directors since December 1994. Since 1996, he has served as the President of Bardin LLC, a consulting firm to pharmaceutical companies. From 1998 to 2003, he served as President of Thyreos Corp., a privately held, start-up pharmaceutical company. From 1978 through 1996, he was Vice President of The Population Council. His professional appointments have included: Professor of Medicine, Chief of the Division of Endocrinology, The Milton S. Hershey Medical Center of Pennsylvania State University and Senior Investigator, Endocrinology Branch, National Cancer Institute. He has also served as a consultant to several pharmaceutical companies. He has been appointed to the editorial boards of 15 journals. He has also served on national and international committees and boards for the National Institutes of Health, World Health Organization, The Ford Foundation and numerous scientific societies. He was graduated from Rice University (B.A.), Baylor University (M.S., M.D.) and he received a Doctor Honoris Causa from the University of Caen, the University of Paris and the University of Helsinki.

Dr. Phillip A. Bauman. Dr. Bauman, 52, has served as a member of our Board of Directors since February 1998. Since 1999, he has been Senior Attending of Orthopedic Surgery at St. Luke’s/Roosevelt Hospital Center in Manhattan and since 2000, he has served as an elected member of the Executive Committee of the Medical Board of St. Luke's/Roosevelt Hospital. Since 2005, he has been on the Board of Managers for the Hudson Crossing Surgery Center. Since 1997, he has been Assistant Professor of Orthopedic Surgery at Columbia University. Since 1994, he has been a Vice President of Orthopedic Associates of New York. He is an active member of the American Academy of Orthopaedic Surgeons, the American Orthopaedic Society for Sports Medicine, the New York State Society of Orthopaedic Surgeons and the American Medical Association. He was graduated from Harvard College (A.B.), Harvard University (A.M., Biology) and the College of Physicians and Surgeons at Columbia University (M.D.).

G. Morgan Browne. Mr. Browne, 73, has served as a member of our Board of Directors since June 1992. Since 2004, he has been President and since 2000, a Trustee of Planting Fields Foundation, a supporting institution of Planting Fields Arboretum State Historic Park. He is Chairman of the OSI Pharmaceuticals Foundation which supports cancer and diabetes patient care and science education. From 2001 to 2003, he served as Chief Financial Officer of Cold Spring Harbor Laboratory, a not-for-profit institution that conducts research and education programs in the biological sciences. From 1985 to 2000, he was the Administrative Director of Cold Spring Harbor Laboratory. In prior years, he was active in the management of numerous scientifically based companies as an officer, as an individual consultant and as an associate of Laurent Oppenheim Associates, Industrial Management Consultants. He was a founding director of the New York Biotechnology Association. He was graduated from Yale University (B.A.).

Dugald A. Fletcher. Mr. Fletcher, 78, was appointed Lead Independent Director on November 2, 2006. Since 1996, he has served as a member of our Board of Directors. Since 1984, h e has served as President of Fletcher & Company, Inc., a management consulting firm. Until the end of 1997, he was Chairman of Binnings Building Products Company, Inc. His previous business appointments include: adviser to Gabelli/Rosenthal LP, a leveraged buyout fund; Chairman of Keller Industries, building and consumer products; Senior Vice President of Booz-Allen & Hamilton; President of Booz-Allen Acquisition Services; Executive Vice President of Paine Webber Jackson & Curtis and a Director of Paine Webber, Inc.; and President of Baker Weeks and Co., Inc., a New York Stock Exchange member firm. He is currently a Trustee of the Gabelli Growth Fund and a Director of the Gabelli Convertible and Income Securities Fund, Inc. He was graduated from Harvard College (A.B.) and Harvard Business School (M.B.A.).

Charles E. Ramsey. Mr. Ramsey, 65, has served as a member of our Board of Directors since October 2002. Since 1997, he has been a consultant. He is a retired founder and principal of Ramsey/Beirne Associates, Inc., an executive search firm that specialized in recruiting top officers for high technology companies, many of which were backed by venture capital. He is Chairman Emeritus of Bridges to Community, a non-governmental organization dedicated to construction projects in Nicaragua. As Chairman Emeritus, he serves on the Executive, Personnel and Administration and Fund Development Committees. He was graduated from Wittenberg University (B.A.).

James E. Roberts. Mr. Roberts, 62, has served as a member of our Board of Directors since June 1995. Since January 2006, he has been President of AequiCap Insurance Company and since September 2007, President of AequiCap Program Administrators. Mr. Roberts is also a senior officer of various other AequiCap affiliated entities. From November 2002 to October 2005, he was Executive Vice President and Chief Underwriting Officer of the Reinsurance Division of Alea North America Company and Senior Vice President of Alea North America Insurance Company. From October 1999 to November 2002, he was Chairman and Chief Executive Officer of the Insurance Corporation of New York, Dakota Specialty Insurance Company, and Recor Insurance Company Inc., all members of the Trenwick Group, Ltd. From October 1999 to March 2000, he served as Vice Chairman of Chartwell Reinsurance Company (also a member of Trenwick Group, Ltd.) and from March 2000 to November 2002 he was the company's Chairman and CEO. He was graduated from Cornell University (A.B.).

Richard P. Shanley. Mr. Shanley, 61, joined our Board on March 12, 2007. From February 2001 to December 31, 2006, he was a partner of Deloitte & Touche LLP. From March 1976 to January 2001, he was employed by Eisner LLP and was a partner from 1982 until 2001. During his over 30 years of public accounting experience, he served as lead audit partner on numerous audit engagements for public and private companies and companies making public stock offerings, including those requiring application of Sarbanes-Oxley Section 404. He served as lead audit partner primarily for biotech, pharmaceutical and high-tech companies, including companies enabled by nanotechnology. He has been actively involved on the Biotech Council of New Jersey, the New Jersey Technology Council, the New York Biotechnology Association, the Connecticut Venture Group, the Biotechnology Industry Organization and the NanoBusiness Alliance. He is an active member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants. He is currently serving his fourth term on the New York State Society of CPA's Professional Ethics Committee. He is a licensed Certified Public Accountant in New Jersey and New York. He was graduated from Fordham University (B.S.) and Long Island University (M.B.A. in Accounting).

Committees of the Board of Directors

Our Board of Directors maintains six standing committees: an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating Committee, a Valuation Committee and an Independent Directors Committee. All of the members of each committee other than Mr. Harris and Mr. Jamison (who sit on the Executive Committee) are non-interested directors (as defined in Section 2(a)(19) of the 1940 Act).

The Executive Committee has and may exercise those rights, powers and authority that the Board of Directors from time to time grants to it, except where action by the full Board is required by statute, an order of the SEC or our charter or bylaws. The Executive Committee did not meet as a separate committee and did not act by unanimous written consent in 2007. The members of the Executive Committee are Messrs. Harris (Chairman), Jamison, Browne, Ramsey and Dr. Bardin.

The Audit Committee operates pursuant to a charter that sets forth the responsibilities of the Audit Committee. The Audit Committee’s responsibilities include selecting and retaining our independent registered public accounting firm, reviewing with the independent registered public accounting firm the planning, scope and results of their audit and our financial statements and the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing our annual financial statements and receiving our audit reports and financial statements. The Audit Committee met four times and did not act by unanimous written consent in 2007. In 2007, the members of the Audit Committee were Messrs. Fletcher (Chairman), Roberts, Browne, Ayres and Shanley, all of whom are considered independent under the rules promulgated by the Nasdaq Global Market.

The Compensation Committee operates pursuant to a written charter and determines the compensation for our executive officers and the amount of salary and bonus to be included in the compensation package for each of our officers. The Compensation Committee met four times and acted by unanimous written consent once in 2007. The members of the Compensation Committee are Messrs. Roberts (Chairman), Fletcher, Ramsey and Dr. Bauman.

The Nominating Committee acts pursuant to a written charter as an advisory committee to the Board by identifying individuals qualified to serve on the Board as directors and on committees of the Board, and recommending nominees to stand for election as directors at the next annual meeting of shareholders. The Nominating Committee met one time and did not act by unanimous written consent in 2007. The members of the Nominating Committee are Dr. Bardin (Chairman) and Messrs. Ayres, Shanley and Dr. Bauman.

The Nominating Committee will consider director candidates recommended by shareholders. In considering candidates submitted by shareholders, the Nominating Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Nominating Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. To have a candidate considered by the Nominating Committee, a shareholder must submit the recommendation in writing and must include:

•    The name of the shareholder and evidence of the person's ownership of shares of the Company, including the number of shares owned and the length of time of ownership;

•    The name of the candidate, the candidate's resume or a listing of his or her qualifications to be a Director of the Company and the person's consent to be named as a Director if selected by the Nominating Committee and nominated by the Board and consent to serve if elected; and

•    If requested by the Nominating Committee, a completed and signed director's questionnaire.

The shareholder recommendation and information described above must be sent to the Company's Corporate Secretary, c/o Harris & Harris Group, Inc., 111 West 57th Street, Suite 1100, New York, New York 10019, and must be received by the Corporate Secretary not less than 90 days nor more than 120 days prior to the anniversary of the date of the Company's immediately preceeding annual meeting of shareholders or, if the meeting has moved by more than 30 days, it must be received by the Corporate Secretary not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

The Valuation Committee reviews and approves the valuation of our assets, from time to time, as prescribed by the 1940 Act, pursuant to Valuation Procedures established by our Board of Directors. The Valuation Committee met six times and did not act by unanimous written consent in 2007. The members of the Valuation Committee are Messrs. Browne (Chairman), Ayres, Fletcher, Ramsey, Roberts, Shanley and Drs. Bardin and Bauman.

The Independent Directors Committee has the responsibility of proposing corporate governance and long-term planning matters to the Board of Directors and making the required determinations pursuant to the 1940 Act. The Independent Directors Committee met four times and did not act by unanimous written consent in 2007. The members of the Independent Directors Committee are Messrs. Fletcher (Chairman), Ayres, Browne, Ramsey, Roberts, Shanley and Drs. Bardin and Bauman.

On November 2, 2006, the Board of Directors appointed an Ad Hoc Pricing Committee. The Pricing Committee is responsible for approving the price of any offering of our Common Stock, approving the number of shares being offered in such offering, providing final approval of the underwriting agreement and handling any other details as are necessary to effect any transactions pursuant to this registration statement. The members of the Pricing Committee are Messrs. Harris (Chairman), Browne and Dr. Bardin.

The following table sets forth the dollar range of equity securities beneficially owned by each director as of December 31, 2007.

Name of Director	Dollar Range of Equity Securities Beneficially Owned (1)(2)(3)
Interested Directors
Charles E. Harris(4)	Over $100,000
Douglas W. Jamison (4)	Over $100,000
Kelly S. Kirkpatrick (5)(6)	$50,001 - $100,000
Lori D. Pressman (5)	$50,001 - $100,000

Independent Directors
W. Dillaway Ayres, Jr.	$10,001 - $50,000
Dr. C. Wayne Bardin	Over $100,000
Dr. Phillip A. Bauman	Over $100,000
G. Morgan Browne	Over $100,000
Dugald A. Fletcher	Over $100,000
Charles E. Ramsey	Over $100,000
James E. Roberts	Over $100,000
Richard P. Shanley	$10,001 - $50,000

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) under the 1934 Act.

(2)	The dollar ranges are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 and over $100,000.

(3)	The dollar ranges are based on the price of the equity securities as of December 31, 2007.

(4)	Denotes an individual who is an "interested person" as defined in the 1940 Act.

(5)	Denotes an individual who may be considered an "interested person" because of consulting work performed for us.

(6)	Ms. Kirkpatrick will not be standing for re-election at the 2008 Annual Meeting of Shareholders.

Principal Shareholders and Ownership by Directors and Executive Officers

Set forth below is information as of March 31, 2008, with respect to the beneficial ownership of our Common Stock by (i) each of our directors and named executive officers (as defined below) and (ii) all of our directors and executive officers as a group. Except as otherwise indicated, to our knowledge, all shares are beneficially owned and investment and voting power is held by the persons named as owners. At this time, we are unaware of any shareholder owning 5 percent or more of the outstanding shares of Common Stock other than the ones noted below. Unless otherwise provided, the address of each holder is c/o Harris & Harris Group, Inc., 111 West 57th Street, Suite 1100, New York, New York 10019.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Outstanding Common Shares Owned(2)

Independent Directors:
W. Dillaway Ayres, Jr.	6,331(3)	*
Dr. C. Wayne Bardin	29,324	*
Dr. Phillip A. Bauman	31,759(4)	*
G. Morgan Browne	36,191	*
Dugald A. Fletcher	24,621	*
Charles E. Ramsey	41,717	*
James E. Roberts	26,047	*
Richard P. Shanley	5,324	*

Interested Directors:
Charles E. Harris	1,675,666(5)	7.0
Douglas W. Jamison	267,324(6)	1.1
Kelly S. Kirkpatrick	7,851	*
Lori D. Pressman	9,437	*

Named Executive Officers:
Alexei A. Andreev	271,697(7)	1.2
Sandra M. Forman	126,902(8)	*
Michael A. Janse	237,891(9)	1.0

All directors and executive officers as a group (20 persons)	3,003,324(10)	12.0

* Less than 1 percent.

(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

(2)
The percentage of ownership is based on 23,314,573 shares of common stock outstanding as of March 31, 2008, together with the exercisable options for such shareholder, as applicable. In computing the percentage ownership of a shareholder, shares that can be acquired upon the exercise of outstanding options are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(3)	Includes 5,441 shares owned by Bardin LLC for the Bardin LLC Profit-Sharing Keogh.

(4)
Includes 5,637 shares owned by Ms. Milbry C. Polk, Dr. Bauman's wife; 100 shares owned by Adelaide Polk-Bauman, Dr. Bauman's daughter; 100 shares owned by Milbry Polk-Bauman, Dr. Bauman's daughter; and 100 shares owned by Mary Polk-Bauman, Dr. Bauman's daughter. Ms. Milbry C. Polk is the custodian for the accounts of the three children.

(5)
Includes 1,039,559 shares owned by Mrs. Susan T. Harris, Mr. Harris’s wife and our Corporate Secretary, 30,766 shares owned by Mr. Harris and 600,841 shares that can be acquired upon the exercise of outstanding options by Mr. Harris.

(6)	Includes 247,681 shares that can be acquired upon the exercise of outstanding options.

(7)	Includes 261,428 shares that can be acquired upon the exercise of outstanding options.

(8)
Includes 250 shares owned by Edward Forman, Ms. Forman's husband, 270 shares owned jointly with Edward Forman and 119,200 shares that can be acquired upon the exercise of outstanding options by Ms. Forman.

(9)	Includes 237,891 shares that can be acquired upon the exercise of outstanding options.

(10)	Includes 1,668,513 shares that can be acquired upon the exercise of outstanding options.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis
Overview

This Compensation Discussion & Analysis ("CD&A") describes the material elements of compensation awarded to, earned by, or paid to our principal executive officer, principal financial officer and the three most highly paid executive officers (other than the principal executive officer and the principal financial officer) serving as such at the end of 2007 (the "named executive officers"), who are:

•	Charles E. Harris, our Chairman, Chief Executive Officer and a Managing Director;
•	Douglas W. Jamison, our President, Chief Operating Officer, Chief Financial Officer (in 2007) and a Managing Director;
•	Alexei A. Andreev, an Executive Vice President and a Managing Director;
•	Michael A. Janse, an Executive Vice President and a Managing Director; and
•	Sandra M. Forman, our General Counsel, Chief Compliance Officer and Director of Human Resources.

This CD&A focuses on the information contained in the following tables and related footnotes and narrative for primarily the last completed fiscal year, and we also describe compensation actions taken before or after the last completed fiscal year to the extent it enhances the understanding of our executive compensation for the last completed fiscal year. Pursuant to our Compensation Committee's written charter, the Committee oversees the design and administration of our executive compensation program. The Committee ensures that the total compensation paid to our executive officers is fair, reasonable and competitive.

Compensation Program Objectives and Philosophy

In General. The objectives of the Company's compensation program are to:

•	attract, motivate and retain employees by providing market-competitive compensation while preserving company resources;
•	maintain our leadership position as a venture capital firm specializing in tiny technology, especially nanotechnology; and
•	align management's interests with shareholders' interests.

To achieve the above objectives, the Committee has designed a comprehensive compensation program in 2007 for our executive officers and all 12 of our permanent, full-time employees that is composed of a base salary and equity awards in the form of stock options. The Committee believes that the equity component of compensation is a crucial component of our compensation package. Shorter-term and longer-term vesting stock options are utilized for shorter-term and longer-term incentive, and to make the Company's compensation program more competitive, particularly with compensation programs of private partnerships that, unlike the Company, are able to award carried interests taxable as long-term gains and to permit co-investments in deals. Such private partnerships also are more easily able to pay cash bonuses because they do not have the expenses associated with being publicly traded. Our executive compensation programs and related data are reviewed throughout the year and on an annual basis by the Committee to determine if the compensation program is providing its intended results.

The Committee believes that retention is especially important for a company of our size (12 permanent employees) and the specialized nature of our business. Our employees have been selected and trained to support our focus on investment in tiny-technology companies and our specialized regulation and administration as a business development company. Our tiny-technology focus requires highly specialized scientific knowledge. There are relatively few individuals who have both such scientific knowledge and venture capital experience. Additionally, our business development company structure requires specialized management, administrative, legal and financial knowledge of our specific regulatory regime. Because there are very few business development companies, it would be difficult to find replacements for certain executive, legal and financial positions.

Competitive Market. For our investment-team members, the competition for retention and recruitment is primarily private venture capital firms, hedge funds and, to a lesser extent, investment banking firms. Such a fund commonly pays at least 20 percent of the profits (including capital gains), or carried interest, of each newly-raised fund to the management firm, which awards interests to its partners and employees. For our legal and accounting professionals, in addition to the foregoing, the competition is other public companies without regard to industry, asset management companies and legal and accounting firms. The Company does not have a readily identifiable peer group, because most business development companies are not early-stage venture-capital companies, and most other early-stage venture-capital companies are not publicly traded. Thus, we do not emphasize the use of peer comparison groups in the design of our compensation program. We do utilize compensation comparables, on an individual basis, to the extent that they seem appropriately analogous, as provided to the Committee by an independent compensation consultant, as one factor in determining compensation.

Compensation Process. On an annual basis, the Committee reviews and approves each element of compensation for each of our executive officers, taking into consideration the recommendation of our Chief Executive Officer (for compensation other than his own, which is subject to his employment agreement as discussed below) in the context of the Committee's compensation philosophy, to ensure that the total compensation program and the weight of each of its elements meets the overall objectives discussed above. For the Chief Compliance Officer, the Committee recommends her compensation to the full Board, for approval by at least a majority of the non-interested directors (as defined in Section 2(a)(19) of the 1940 Act).

In 2007, an independent compensation consultant, Johnson & Associates, supplied the Committee with market data on all officers' positions. The information provided for 2007-2008 was for private-equity firms, venture capital firms and broad investment management firms, and was adjusted in an effort to reflect compensation for a venture capital firm with $100 - $200 million in assets under management. Data was also provided for public companies with comparable market capitalizations. Further data was provided for 1940 Act compliance personnel (collectively, the "Identified Group"). The independent consultant did not identify the names of companies included in the Indentified Group. The Committee considers recommendations from the Chief Executive Officer regarding salaries, along with factors such as individual performance, current and potential impact on Company performance, reputation, skills and experience. When determining compensation, the Committee considers the importance of retaining certain key officers whose replacement would be challenging owing to the Company's status as a 1940 Act company and owing to its tiny-technology specialty. The Committee also considers the highly specialized nature of certain positions in determining overall compensation.

When addressing executive compensation matters, the Committee generally meets outside the presence of all executive officers except our Chief Executive Officer and our General Counsel, each of whom leaves the meeting when his/her compensation is reviewed.

Regulatory Considerations. The 1940 Act permits business development companies to either pay out up to 20 percent of net income after taxes through the implementation of a profit-sharing plan or issue up to 20 percent of shares issued and outstanding through implementation of a stock-option plan. The exercise price of stock options may not be less than the current market value at the date of issuance of the options.

We have applied for exemptive relief from the SEC permitting us to issue restricted stock pursuant to the Harris & Harris Group, Inc. 2006 Equity Incentive Plan (the "Stock Plan") to employees and to permit non-employee directors to participate in the Stock Plan. Until such time as we receive such exemptive relief and such provisions are approved by shareholders, we will not issue any shares of restricted stock and our non-employee directors will not participate in the Stock Plan.

The Company has been informed that the SEC has commenced its review of the exemptive application, and we have received and responded to formal written comments. We cannot, however, evaluate whether or when an order regarding our application for the relief requested may be granted.

We have also designed our Stock Plan with the intention that awards made thereunder generally will qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986 (the "Code"), but we reserve the right to pay amounts thereunder that do not qualify as such performance-based compensation if we determine such payments to be appropriate in light of our compensation objectives from time to time. Section 162(m) of the Code disallows a tax deduction to publicly held companies for compensation paid to their chief executive officer or any of their three other most highly compensated executive officers and chief financial officer, to the extent that compensation exceeds $1 million per covered officer in any fiscal year. However, if compensation qualifies as performance-based, the limitation does not apply.

Our status as a regulated investment company under Subchapter M of the Code makes the deductibility of our compensation arrangements a much less important factor for the Committee to consider than it would be if we were an operating company. Under Subchapter M, the Company cannot deduct operating expenses from its long-term capital gains, which are its most significant form of income. The Company presently has more operating expenses than it can deduct for tax purposes, even before equity compensation.

Compensation Components

The principal elements of our executive compensation program for 2007 are base salary, equity and other benefits and perquisites. The Committee believes that each element is essential to achieve the Company's objectives as set forth above. The Committee is mindful of keeping cash compensation expenses at as low a level of total operating expenses as is consistent with maintaining the Company's competitiveness versus private venture capital funds while meeting the expenses of complying with the regulatory requirements of a publicly traded company. Therefore, the equity component of compensation is key to keeping overall compensation competitive, while making prudent use of the Company's resources.

Base Salaries. We recognize the need to pay our named executive officers, and other employees, a competitive annual base salary. We review base salaries for our named executive officers annually. In 2007, the Committee compared salary ranges for all executive officers against the Identified Group. Base salaries are generally adjusted annually for inflation and also based on changes in the marketplace and an executive's individual performance, salary position among peers, career growth potential and/or a change in responsibilities. Other than Mr. Harris, whose salary was set pursuant to his employment agreement as described below, all of the named executive officers are paid the same base salary.

Effective January 1, 2007, the base salary of Sandra M. Forman, our General Counsel, Chief Compliance Officer and Director of Human Resources, was increased from $215,000 in 2006 to $267,403 in 2007, to remain market competitive for her services and to put her base salary on parity with our Managing Directors.

All other named executive officers received cost of living adjustments in 2007. There presently are no contemplated increases in base salary for any of the named executive officers in 2008 other than cost-of-living adjustments.

Equity Incentive Awards.

In General

Commencing in 2006, we have provided the opportunity for our named executive officers and other employees to earn longer-term and shorter-term equity incentive awards. Equity incentive awards in the form of options potentially generate cash for the Company that can be used for portfolio company investments and for working capital.

Longer-Term Equity Incentive Awards

The longer-term equity incentive awards provide employees with the incentive to stay with us for longer periods of time, which in turn provides us with greater stability. Longer-term equity incentive awards are meant to substitute for carried interest that our investment professionals would receive were they employed by private-sector venture capital firms, which typically pay at least 20 percent of profits before any taxes, and that carried interest is usually in the form of long-term capital gains, not ordinary income. The Committee believes that strategically timed awards of restricted stock are also important to ensuring the retention, stability and desired succession of executive talent, but the Company is not permitted to grant awards of restricted stock unless the Company receives an exemptive order from the SEC to do so. On July 11, 2006, we filed an application with the SEC to obtain such exemptive relief (as described above) and in June 2007 and February 2008, the Company responded to comments from the staff of the SEC on the application. If we receive the exemptive relief, the Committee will not grant any awards of restricted stock unless the amended Stock Plan is approved by shareholders, and such awards would be longer term.

Shorter-Term Equity Incentive Awards

Shorter-term equity incentive awards help to motivate employees in the short term, as we generally do not pay annual cash bonuses. Without cash bonuses or cash retained through the exercise and sale of shorter-term options, the Committee's independent compensation consultant has advised that certain key positions are not competitive when compared with the Identified Group. Shorter-term equity incentive awards also permit each executive officer to increase his/her ownership in Company stock, pursuant to minimum share ownership guidelines established by our Board. Shorter-term vesting periods also have the potential of generating cash for the company in the short term, through the purchase of stock in the course of the exercise of options, that can be used for making venture-capital investments and for working capital.

If the named executive officers, exclusive of Mr. Harris, as he is scheduled to retire on December 31, 2008, do not receive sufficient cash from the exercise and sale of stock options in a year to provide market-competitive total compensation, as determined by the Committee, based on advice from the independent compensation consultant, the Committee will pay the named executive officers cash bonuses. No such discretion was exercised in 2007. The Committee believes that retention of key employees is crucial because of the specialized nature of our business as described more fully below. Additionally, the Committee has considered that, owing to the scheduled retirement of Mr. Harris, the importance of retaining the other team members has increased.

Awards Under the Stock Plan

In accordance with the Stock Plan, which was approved by shareholders at the 2006 Annual Meeting of Shareholders, the Committee can issue options from time to time for up to 20 percent of the total shares of stock issued and outstanding. Thus, the number of shares of stock able to be reserved for the grant of awards under the Stock Plan will automatically increase (or decrease) with each increase (or decrease) in the number of shares of stock issued and outstanding. The Board intends to increase the number of shares reserved for stock option grants (currently 4,662,915) from time to time as the number of outstanding shares increases. The Committee may grant awards under the Stock Plan to the full extent permitted at the time of each grant in order to compete with private equity firms by retaining the specially qualified and trained personnel that have been carefully recruited and developed for the Company's specialized business. Because our primary competitors are organized as private partnerships, they do not have the overhead of a publicly traded company. As a consequence, unlike the Company, they can afford for cash compensation to be a larger percentage of their total expenses. Unlike us, they are not prohibited from paying out at least 20 percent of their profits to key employees, primarily in the form of long-term capital gains. They also, unlike us, are permitted to grant their employees co-investment rights.

Under the Stock Plan, no more than 25 percent of the shares of stock reserved for the grant of the awards under the Stock Plan may be restricted stock awards at any time during the term of the Stock Plan. If any shares of restricted stock are awarded, such awards will reduce on a percentage basis the total number of shares of stock for which options may be awarded. If we do not receive exemptive relief from the SEC to issue restricted stock, all shares granted under the Stock Plan may be subject to stock options. If we were to receive such exemptive relief and were to issue the full 25 percent of the shares of stock reserved for grant under the Stock Plan as restricted stock, no more than 75 percent of the shares granted under the Stock Plan could be subject to stock options. No more than 1,000,000 shares of our common stock may be made subject to awards under the Stock Plan to any individual in any year.

On June 27, 2007, the Committee and the full Board of Directors approved individual stock-option awards for certain officers and employees of the Company. The terms and conditions of the stock options granted were set forth in award agreements between the Company and each award recipient. A total of 1,700,609 stock options were granted with vesting dates ranging from December 2007 to June 2014, with an exercise price of $11.11, which was the closing volume weighted average price on the date of the grant. Upon exercise, the shares will be issued from our previously authorized but unissued shares.

The Committee has generally granted the same number of stock options to each of the Managing Directors, with the exception of Mr. Harris as discussed below. Additionally, in 2007, the Committee granted an additional 50,000 options to Mr. Jamison in anticipation of his growing role in the Company as the successor to Mr. Harris as Chief Executive Officer in 2009 upon Mr. Harris's retirement. In 2007, Mr. Janse received an additional 429,128 options to give him an equivalent number of options to Mr. Andreev.

The number of options per employee and the vesting and expiration dates were originally proposed by the independent consultant after conversations with the Chairman of the Committee and input from the Chief Executive Officer (with respect to options other than his own). All awards granted to executive officers vest subject to continued employment with the Company through each applicable vesting date, except for certain retirees. All stock-option awards to officers will be subject to stock-retention guidelines (as described below on page 60).

In 2006 and 2007, new grants were planned in advance of, and in anticipation of, the expiration of prior grants. Commencing in 2008, the Committee may give quarterly, rather than annual, grants to executive officers. The Committee believes that giving four smaller grants quarterly, rather than one annual grant, will more closely align employees' interests with those of shareholders. We do not time stock option grants in coordination with the release of material, non-public information, nor do we time the release of material, non-public information for the purpose of affecting the value of executive compensation.

Option grants in 2007 were not subject to performance goals. Other than stock options being tied to stock price, no other items of corporate performance were taken into account at the time of grant, because of the difficulty of determining annual performance metrics. Business development companies like us do not report earnings per share; moreover, write-downs and write-offs of investments are an expected part of our risk-seeking strategy, and it is not uncommon for even our most successful investments to take years to come to fruition. The Committee may create performance goals for the vesting of restricted stock (subject to receipt of an exemptive order). If performance goals are used in the future, the Board will have the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events affecting the Company or the financial statements of the Company, in response to changes in applicable laws or regulations or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

Generally, the Committee is made aware of the tax and accounting treatment of various compensation alternatives. SFAS 123(R) requires us to record the fair value of equity awards on the date of grant as a component of equity. We account for the Stock Plan in accordance with the provisions of SFAS No. 123(R), "Share-Based Payment," which requires that we determine the fair value of all share-based payments to employees, including the fair value of grants of employee stock options, and record these amounts as an expense in the Statement of Operations over the vesting period with a corresponding increase to our additional paid-in capital. The increase to our operating expenses is offset by the increase to our additional paid-in capital, resulting in no net impact to our net asset value. Thus, the granting of options is expected to have no net impact on our net asset value. If and when the options are exercised, the net asset value per share will be decreased if the net asset value per share at the time of exercise is higher than the exercise price, and increased if the net asset value per share at the time of exercise is lower than the exercise price. As a result, although we consider the accounting treatment of granting options, we do not consider the accounting treatment to be a dominant factor in the form and/or design of awards.

Additionally, we do not record tax benefits associated with expensing of stock options, because we intend to qualify as a RIC under Subchapter M of the Code. As a RIC, we cannot use all of our existing operating expenses for tax purposes.

10b5-1 Plans

We have established a policy of permitting our officers to enter into trading plans to sell shares of our common stock in accordance with Rule 10b5-1 of the Securities Act of 1934. The policy allows our participating officers to adopt a pre-arranged stock trading plan to buy or sell pre-determined amounts of our common stock over a period of time. This policy was established in recognition of the liquidity and diversification objectives of our officers, including enabling our officers to sell certain shares of our common stock (such as some of the shares of our common stock they acquire upon exercise of stock options, to pay for the exercise of options, to provide for taxes triggered by the exercise of options and to generate cash from the exercise of options).

Benefits and Perquisites. We provide the opportunity for our named executive officers and other full-time employees to receive certain perquisites and general health and welfare benefits, discussed more fully below, which consist of life- and health-insurance benefits, reimbursement for certain medical expenses and gym-membership fees. We also offer participation in our defined contribution 401(k) plan. For the year ended December 31, 2007, the Committee approved a 401(k) plan match of 100 percent of employee contributions. Except as provided in our employment agreement with Mr. Harris, our executive officers generally receive the same benefits and perquisites as our full-time administrative employees.

Profit Sharing. Prior to the adoption of the Stock Plan, the Company maintained the Amended and Restated Harris & Harris Group, Inc. Employee Profit-Sharing Plan (the "2002 Plan"). Under the 2002 Plan, approximately 90 percent of the amount determined as "qualifying income" was paid out to participants pursuant to distribution percentages determined by the Committee. The remaining payment was paid out after we finalized our tax returns for each plan year. Effective May 4, 2006, the 2002 Plan was terminated. On January 31, 2007, a final profit sharing award of $261,661 was paid to certain participants related to the 2005 plan year after finalization of our tax returns for 2005. Please see the "Non-Equity Incentive Plan Compensation" column and accompanying footnote in the 2007 Summary Compensation Table for more information about profit sharing awards.

Internal Pay Equity. In 2007, the Committee discussed the internal pay equity of the named executive officers. The Committee noted that Mr. Harris's compensation is appropriate based on the unique qualifications and skills required for the Chief Executive Officer position in our Company and his role as Founder. The Committee further noted that our investment professionals work together as a team rather than as a collection of individuals, which was the basis for the Committee's decision to pay all Managing Directors (except for Mr. Harris) identically. The Committee believes that, on a small team, all members must pull their full weight. Accordingly, the Committee believes that the team approach to compensation promotes teamwork among the Managing Directors. The Committee also noted that Ms. Forman's base salary was on parity with the Managing Directors to make her compensation competitive based on her 1940 Act specialty and her management role in the Company as General Counsel, Chief Compliance Officer and Director of Human Resources. The Committee further noted that the Managing Directors should receive more stock options than other employees based on their income-generating role and to keep their total compensation competitive with private venture-capital firms.

Compensation of our Chief Executive Officer

The Committee reviews all elements of the compensation of Charles E. Harris, our Chairman, Chief Executive Officer and a Managing Director, on an annual basis and then makes a determination about his compensation without his presence, subject to his employment agreement.

Pursuant to that agreement, as most recently amended as of August 2, 2007 (the "Employment Agreement"), during the period of employment, Mr. Harris is to receive compensation in the form of base salary, with automatic yearly adjustments to reflect inflation, which amounted to a minimum required base salary of $246,651 for 2006. In addition, the Board may increase such salary, and subsequently decrease it, but not below the level provided for by the automatic adjustments described above. Mr. Harris's base salary for 2006 was increased to $300,000 (thereby also increasing his SERP benefit as described below) in part in recognition of a 74 percent decrease in Mr. Harris's profit-sharing allocation in recent years in order to provide additional profit sharing to other employees. This was the first salary increase for Mr. Harris, other than cost-of-living adjustments, since 1994. Mr. Harris's base salary for 2007 and 2008 was increased to $306,187 and $314,623, respectively, based on cost-of-living adjustments.

In 2007, the Committee granted to Mr. Harris the following stock options:

	Expiration Date	Year of Vesting		Exercise
	of Options	2007	2008	Price

9 Yr NQSO (vest 50% on
12/27/07, 50% vest of 12/27/08)	6/26/2016	120,491	120,490	$11.11

The amount of options granted to Mr. Harris was based on creating long-term incentives for Mr. Harris with respect to strategy and investment, balance sheet, personnel and lease decisions despite his scheduled retirement, in recognition of his role as Founder of the Company, and as an incentive for him to sign upon his retirement a three-year non-compete agreement covering the period after his retirement.

Under his employment agreement, Mr. Harris is entitled to participate in all compensation and employee benefit plans or programs, and to receive all benefits, perquisites, and emoluments, for which salaried employees are eligible. Under the Employment Agreement, we furnish Mr. Harris with certain perquisites, which include a company car, health-club membership, personal trainer, membership in certain social or country clubs, a reimbursement for an annual physical examination and up to a $5,000 annual reimbursement, adjusted for inflation, over the period of the agreement, for personal financial or tax advice.

The Employment Agreement also provides Mr. Harris with life insurance for the benefit of his designated beneficiary in the amount of at least $2,000,000; provides reimbursement for uninsured medical expenses, not to exceed $10,000 per annum, adjusted for inflation, over the period of the agreement; provides Mr. Harris and his spouse with long-term care insurance; and provides Mr. Harris with disability insurance providing for continuation of 100 percent of his base salary for a specified period. These benefits are for the term of the Employment Agreement. The Employment Agreement provides that the term of Mr. Harris's employment may not be extended beyond December 31, 2008, unless a committee of the Board consisting of non-interested Directors extends the date by one year pursuant to the Executive Mandatory Retirement Benefit Plan, and Mr. Harris agrees to serve beyond December 31, 2008.

Mr. Harris's Employment Agreement also provides for a supplemental executive retirement plan (the "SERP") and a severance compensation agreement for his benefit. See "2007 Non-Qualified Deferred Compensation" below for more information about the SERP. For more information about Mr. Harris's severance compensation, please see "Potential Payments upon Termination or Change in Control" below.

The Committee determined that the Employment Agreement, the severance compensation agreement and the awards made to Mr. Harris in 2007 pursuant to the Stock Plan are appropriate based on the unique qualifications and skills required for the Chief Executive Officer position in our Company. Our Chief Executive Officer must have expertise in managing a public company, managing a business development company and managing a venture-capital company. He must also have knowledge of tiny technology, particularly nanotechnology, have stature within both the nanotechnology community and the venture-capital community and have relationships with the investment banking community.

Share Ownership Guidelines

Our Board of Directors has established a retained stock-ownership policy for our officers. Pursuant to the policy, each executive officer is expected to own at least 25 percent of the net shares (after sales of stock to cover the purchase price and taxes triggered by the exercise of options) that he or she purchases in a calendar year through the exercise of options covering up to $75,000 of underlying stock based on current market value on the day of each transaction. Each executive officer must then retain at least 50 percent of the net shares (after sales of stock to cover the purchase price and taxes triggered by the exercise of options) above $75,000 until his or her purchases reach the following share ownership levels:

Ownership Level

Managing Directors (including CEO)	$4,500,000
Other Deal Team Members (including General Counsel)	$2,500,000
Other Officers	1 X Base Salary

After reaching the above ownership levels, each executive officer is expected to retain 25 percent of the net shares (after sales of stock to cover the purchase price and taxes triggered by the exercise of options) that he or she purchases in any calendar year through the exercise of options. The policy aligns the interests of our officers and directors with the interests of shareholders. Our Chief Executive Officer currently exceeds the guidelines. Other executive officers are working toward the ownership levels as stock options are exercised.

Compensation and Share Ownership of Our Managing Directors

Messrs. Harris, Jamison, Andreev, Janse and Wolfe are Managing Directors and are primarily responsible for the day-to-day management of our portfolio. They have served in this capacity since 1984, 2002, 2005, 2007 and 2008 respectively, although the title "Managing Director" was first utilized by our Company in 2004.

See the “Compensation Discussion and Analysis - Compensation of our Chief Executive Officer” above for more information about the compensation of Mr. Harris. Messrs. Jamison, Andreev, Janse and Wolfe each receive a fixed base salary as determined by our Compensation Committee, participate in the Equity Incentive Plan (as described above) and receive all benefits, perquisites, and emoluments for which salaried employees are eligible.

The following table sets forth the dollar range of equity securities beneficially owned by each Managing Director as of December 31, 2007.

Name of Managing Director	Dollar Range of Equity Securities Beneficially Owned (1)(2)
Charles E. Harris	Over $1,000,000 (3)
Douglas W. Jamison	Over $1,000,000(4)
Alexei A. Andreev	Over $1,000,000(5)
Michael A. Janse	Over $1,000,000(6)
Daniel B. Wolfe	$500,001- $1,000,000(7)
___________________

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the 1934 Act.

(2)	The dollar ranges are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000 and over $1,000,000.

(3)	Includes 600,841 shares that can be acquired upon the exercise of outstanding options.

(4)	Includes 247,681 shares that can be acquired upon the exercise of outstanding options.

(5)	Includes 261,428 shares that can be acquired upon the exercise of outstanding options.

(6)	Includes 237,891 shares that can be acquired upon the exercise of outstanding options.

(7)	Reported as of March 31, 2008. Mr. Wolfe was promoted to Managing Director as of January 1, 2008. Includes 111,999 shares that can be acquired upon the exercise of outstanding options.

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with portfolio companies that may be considered related party transactions. Other than these transactions, for the fiscal year ended December 31, 2007, there were no transactions, or proposed transactions, in which the registrant was or is a participant in which any related person had or will have a direct or indirect material interest.

In order to ensure that the Company does not engage in any prohibited transactions with any persons affiliated with the Company, the Company has implemented procedures, which are set forth in the Company’s Compliance Manual. Our Audit Committee must review in advance any "related party" transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000 and in which such related party had, or will have, a direct or indirect material interest. The Board of Directors reviews these procedures on an annual basis.

In addition, the Company’s Code of Conduct for Directors and Employees ("Code of Conduct"), which is signed by all employees and directors on an annual basis, requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and the interests of the Company. Pursuant to the Code of Conduct, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to the Chief Compliance Officer. The Independent Directors Committee is charged with monitoring and making recommendations to the Board of Directors regarding policies and practices relating to corporate governance. If there were any actions or relationships that might give rise to a conflict of interest, such actions or relationships would be reviewed and approved by the Board of Directors.

Remuneration of Named Executive Officers

2007 Summary Compensation Table

The following table sets forth a summary for the years ended December 31, 2007, and December 31, 2006, of the cash and non-cash compensation paid to our named executive officers. The primary elements of each named executive officer’s total compensation reported in the table are base salary and equity incentives consisting of stock options. The Summary Compensation Table should be read in conjunction with the CD&A and the other tables and narrative descriptions that follow.

Name and Principal Position	Year	Salary ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	Change in Pension Value and Nonqualified Compensation Earnings(3) ($)	All Other Compensation ($)(4)(6)(7)	Total ($)
Charles E. Harris Chairman of the Board, Chief Executive Officer, Managing Director(5)	2007 2006	306,187 300,000	3,374,224 2,034,482	0 29,067	42,063 54,692	418,479 405,628	4,140,953 2,823,869
Douglas W. Jamison President, Chief Operating Officer, Chief Financial Officer (2007), Managing Director, Former Vice President	2007 2006	267,403 262,000	953,931 668,677	0 3,957	0 —	15,500 15,000	1,236,834 949,634
Alexei A. Andreev Managing Director, Executive Vice President	2007 2006	267,403 262,000	897,250 668,677	0 0	— —	15,500 15,000	1,180,153 945,677
Michael A. Janse Managing Director, Executive Vice President(8)	2007 2006	184,211 —	873,201 —	0 —	— —	45,500 —	1,102,912 —
Sandra M. Forman, Esq. General Counsel, Chief Compliance Officer, Director of Human Resources	2007 2006	267,403 215,000	559,229 381,595	0 1,580	— —	15,500 15,000	842,132 613,175

(1)
The figures in this column do not represent amounts actually paid to the named executive officers, but represent the aggregate dollar amount of compensation cost recognized by us in 2007 under FAS 123(R) for options granted in 2007 and prior years. We use the Black-Scholes model to calculate compensation cost under FAS 123(R). You may find more information about the assumptions we use in the Black-Scholes model under "Fair Valuation of Option Awards."

(2)
These amounts represent the actual amounts earned as a result of realized gains during the year ended December 31, 2005, and paid out in 2006 and 2007, under the Harris & Harris Group Employee Profit-Sharing Plan. These 2006 amounts are in addition to the $1,107,088 for Mr. Harris, $165,308 for Mr. Jamison, and $62,685 for Ms. Forman reported in the 2005 proxy and were determined in 2006 based on the finalization of our 2005 tax returns.

(3)	Represents increase in pension obligation. There were no preferential or above market earnings on Mr. Harris’s deferred compensation.

(4)
The amounts reported for Mr. Harris for 2007 represent actual amounts of benefits paid or payable including personal use of an automobile totaling $10,252, membership in a private club totaling $11,026, membership in a health club and use of a trainer totaling $19,333, medical care reimbursement, consultation with a financial planner totaling $21,505, long-term disability insurance, group term-life insurance, long-term care insurance for him and his wife and $20,500 in employer contributions to the Harris & Harris Group, Inc. 401(k) Plan. It also includes the employer contribution to his SERP totaling $306,187.

(5)	In 2007 and 2006, Mr. Harris's wife received compensation of $25,000 and $21,000, respectively for serving as our Secretary.

(6)	The amounts reported for Mr. Janse for 2007 represent qualified moving expenses paid totaling $30,000 and $15,500 in employer contributions to the Harris & Harris Group 401(k) Plan.

(7)
Except for Mr. Harris (see footnote 4 above), and Mr. Janse (see footnote 6 above), amounts reported for 2007 represent our contributions on behalf of the named executive to the Harris & Harris Group, Inc. 401(k) Plan. The named executive did not earn any other compensation reportable in this column that met the threshold reporting requirements.

(8)	Mr. Janse joined the Company in April 2007.

Fair Valuation of Option Awards

We account for the Stock Plan in accordance with the provisions of SFAS No. 123(R), "Share-Based Payment," which requires that we determine the fair value of all share-based payments to employees, including the fair value of grants of employee stock options, and record these amounts as an expense in the Statement of Operations over the vesting period with a corresponding increase to our additional paid-in capital. The increase to our operating expenses is offset by the increase to our additional paid-in capital, resulting in no net impact to our net asset value. Additionally, we do not record the tax benefits associated with the expensing of stock options, because we currently intend to qualify as a RIC under Subchapter M of the Code.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model as permitted by SFAS No. 123(R). The stock options were awarded in five different grant types, each with different contractual terms. The assumptions used in the calculation of fair value using the Black-Scholes model for each contract term for grants in 2007 were as follows:

Type of Award	Contractual Term	Number of Options Granted	Expected Term in Yrs	Expected Volatility Factor	Expected Dividend Yield	Risk-free Interest Rates	Fair Value Per Share

Non-qualified stock options	1.5 Years	380,000	1	42.6%	0%	4.93	$2.11
Non-qualified stock options	2.5 Years	600,540	2	40.1%	0%	4.91	$2.92
Non-qualified stock options	3.5 Years	338,403	3	44.7%	0%	4.93	$3.94
Non-qualified stock options	9 Years	381,666	Ranging from 4.75- 6.28	Ranging from 57.8% to 59.9%	0%	Ranging from 4.97% to 5.01%	Ranging from $5.92 to $6.85

Total		1,700,609

An option's expected term is the estimated period between the grant date and the exercise date of the option. As the expected-term period increases, the fair value of the option and the compensation cost will also increase. The expected-term assumption is generally calculated using historical stock option exercise data. The Company does not have historical exercise data to develop such an assumption. In cases where companies do not have historical data and where the options meet certain criteria, SEC Staff Accounting Bulletin 107 ("SAB 107") provides the use of a simplified expected-term calculation. Accordingly, the Company calculated the expected terms using the SAB 107 simplified method.

Expected volatility is the measure of how the stock's price is expected to fluctuate over a period of time. An increase in the expected volatility assumption yields a higher fair value of the stock option. Expected volatility factors for the stock options were based on the historical fluctuations in the Company’s stock price over a period commensurate with the expected term of the option, adjusted for stock splits and dividends.

The expected-dividend yield assumption is traditionally calculated based on a company's historical dividend yield. An increase to the expected-dividend yield results in a decrease in the fair value of the option and resulting compensation cost. Although the Company has declared deemed dividends in previous years, most recently in 2005, the amounts and timing of any future dividends cannot be reasonably estimated. Therefore, for purposes of calculating fair value, the Company has assumed an expected- dividend yield of 0 percent.

The risk-free interest rate assumptions are based on the annual yield on the measurement date of a zero-coupon U.S. Treasury bond, the maturity of which equals the option’s expected term. Higher assumed interest rates yield higher fair values.

2007 Grants of Plan-Based Awards

The following table presents information regarding the equity incentive awards granted to the named executive officers during the fiscal year ended December 31, 2007.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards* ($/Sh)	Closing Price on Grant Date ($)	Grant Date Fair Value of Stock and Option Awards
Charles E. Harris	June 27, 2007	N/A	240,981	$11.11	$11.15	$1,460,345
Douglas W. Jamison	June 27, 2007	N/A	250,000	$11.11	$11.15	$785,737
Alexei A. Andreev	June 27, 2007	N/A	200,000	$11.11	$11.15	$628,590
Michael A. Janse	June 27, 2007	N/A	629,128	$11.11	$11.15	$2,038,717
Sandra M. Forman	June 27, 2007	N/A	135,000	$11.11	$11.15	$420,312

*Equals the closing volume weighted average price on the date of grant.

2007 Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding the outstanding equity awards held by each of the named executive officers as of December 31, 2007.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Charles E. Harris	8,820	9,891(1)	$10.11	June 26, 2016
	451,530	230,000(1)	$10.11	June 26, 2016
	20,000	0	$10.11	June 26, 2008
	0	26,666(2)	$10.11	June 26, 2009
	120,491	120,490(3)	$11.11	June 26, 2016
Douglas W. Jamison	8,647	69,237(4)	$10.11	June 26, 2016
	138,200	0	$10.11	June 26, 2008
	53,334	106,666(2)	$10.11	June 26, 2009
	47,500	0	$11.11	Dec. 27, 2008
	0	110,135(3)	$11.11	Dec. 27, 2009
	0	92,365(5)	$11.11	Dec. 27, 2010
Alexei A. Andreev	12,735	69,237(4)	$10.11	June 26, 2016
	157,359	0	$10.11	June 26, 2008
	53,334	106,666(2)	$10.11	June 26, 2009
	38,000	0	$11.11	Dec. 27, 2008
	0	88,108(3)	$11.11	Dec. 27, 2009
	0	73,892(5)	$11.11	Dec. 27, 2010
Michael A. Janse	9,891	69,237(6)	$11.11	June 26, 2016
	228,000	0	$11.11	Dec. 27, 2008
	0	248,108(3)	$11.11	Dec. 27, 2009
	0	73,892(5)	$11.11	Dec. 27, 2010
Sandra M. Forman	12,600	69,237(4)	$10.11	June 26, 2016
	55,000	0	$10.11	June 26, 2008
	25,000	50,000(2)	$10.11	June 26, 2009
	26,600	0	$11.11	Dec. 27, 2008
	0	61,676(3)	$11.11	Dec. 27, 2009
	0	46,724(5)	$11.11	Dec. 27, 2010

(1)	Options vest 100 percent on June 26, 2008.
(2)	Options vest in two equal installments on June 26, 2008, and December 26, 2008.
(3)	Options vest 100 percent on December 27, 2008.
(4)	Options vest in seven equal installments on June 26, 2008, June 26, 2009, June 26, 2010, June 26, 2011, June 26, 2012, June 26, 2013, and June 26, 2014.
(5)	Options vest 100 percent on December 27, 2009.
(6)	Options vest in seven equal installments on June 27, 2008, June 27, 2009, June 27, 2010, June 27, 2011, June 27, 2012, June 27, 2013, and June 27, 2014.

2007 Option Exercises and Stock Vested

The following table presents information regarding the exercises of stock options by named executive officers for the fiscal year ended December 31, 2007.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Charles E. Harris	192,466	244,291
Douglas W. Jamison	199,048	359,391
Alexei A. Andreev	185,040	343,632
Michael A. Janse	0	0
Sandra M. Forman	121,834	210,136

2007 Pension Benefits

The following table presents information about the pension benefits attributable to the named executive officers as of December 31, 2007, and any pension benefit payments to them during 2007.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Charles E. Harris	Executive Mandatory Retirement Plan	24	147,302	0
Douglas W. Jamison	Executive Mandatory Retirement Plan	3	0	0

The present value of accumulated benefits amount reported in the table above was calculated pursuant to FAS 87, "Employers' Accounting for Pensions" and FAS 158, "Employers' Accounting for Pensions and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)." Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability values related to our pension plan. These factors include a discount rate assumption of 5.75 percent and use of the 94GAM mortality table. The calculation also assumes that the benefit is earned uniformly over the employees' careers. Any benefit attributable to service prior to the effective date of the plan is amortized over each person's future working lifetime.

Executive Mandatory Retirement Benefit Plan

On March 20, 2003, in order to begin planning for eventual management succession, the Board of Directors voted to establish the Executive Mandatory Retirement Benefit Plan for individuals who are employed by us in a bona fide executive or high policy-making position. The plan was amended and restated effective January 1, 2005, to comply with certain provisions of the Internal Revenue Code. There are currently four individuals that qualify under the plan: Charles E. Harris, the Chairman and Chief Executive Officer, Douglas W. Jamison, the President and Chief Operating Officer, Daniel B. Wolfe, the Chief Financial Officer, and Mel P. Melsheimer, the former President, Chief Operating Officer and Chief Financial Officer. Under this plan, mandatory retirement takes place effective December 31 of the year in which the eligible individuals attain the age of 65. On an annual basis beginning in the year in which the designated individual attains the age of 65, a committee of the Board consisting of non-interested directors may determine for our benefit to postpone the mandatory retirement date for that individual for one additional year.

Under applicable law prohibiting discrimination in employment on the basis of age, we can impose a mandatory retirement age of 65 for our executives or employees in high policy-making positions only if each employee subject to the mandatory retirement age is entitled to an immediate retirement benefit at retirement age of at least $44,000 per year. The benefits payable at retirement to Mr. Harris and Mr. Melsheimer under our existing 401(k) plan do not equal this threshold. The plan was established to provide the difference between the benefit required under the age discrimination laws and that provided under our existing plans. For individuals retiring after 2007, the benefit under the plan is paid to the qualifying individual in the form of a lump sum, and is paid six months and one day after the individual's separation from service with the Company, pursuant to certain exceptions. Mr. Harris's projected mandatory benefit will be approximately $147,302 and paid as a lump sum six months and one day after his expected retirement on December 31, 2008.

2007 Non-Qualified Deferred Compensation

The following table presents information regarding the Company's Amended and Restated Supplemental Executive Retirement Plan for the fiscal year ended December 31, 2007. Other than for Mr. Harris, we do not maintain any pension or non-qualified pension benefits except as disclosed in "Executive Mandatory Retirement" above.

Name	Executive Contributions in Last FY ($)	Registrant Contribution in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Charles E. Harris	0	306,187	210,533	0	2,667,020

(1)	This amount is included in the Summary Compensation Table under "All Other Compensation."

SERP

The Employment Agreement provides that we adopt a supplemental executive retirement plan (the "SERP") for the benefit of Mr. Harris. Under the SERP, we will cause an amount equal to one-twelfth of Mr. Harris's current annual salary to be credited each month (a "Monthly Credit") to a special account maintained on our books for the benefit of Mr. Harris (the "SERP Account"), provided that Mr. Harris is employed by us on the last business day of such month. The amounts credited to the SERP Account are deemed invested or reinvested in such investments as are requested by Mr. Harris and agreed to by the Company. The SERP Account is credited and debited to reflect the deemed investment returns, losses and expenses attributed to such deemed investments and reinvestments in accordance with the terms of the SERP. Mr. Harris's benefit under the SERP equals the balance in the SERP Account and such benefit will always be 100 percent vested (i.e., not forfeitable).

In 2005, Mr. Harris received a $125,000 distribution from the SERP Account. The balance of the SERP Account will be paid in a lump sum on May 30, 2008, and any subsequent balance attributable to subsequent monthly credits will be paid on July 31, 2009.

If Mr. Harris dies before the entire benefit under the SERP Account has been paid to him, the amount remaining in the SERP Account will be distributed to his beneficiary in a lump-sum payment on the 90th day after the date of his death.

Potential Payments upon Termination or Change in Control

Other than Mr. Harris, our Chairman and Chief Executive Officer, none of our executive officers has a change in control agreement or is entitled to any special payments solely upon a change in control.

In the event of termination without cause or by constructive discharge, Mr. Harris's Employment Agreement provides for the continuation of certain benefits over specified periods, as well as severance pay, payable to Mr. Harris (or to his estate if he dies before all payments are made), equal to two times his base salary distributed over a period of two years.

In addition, Mr. Harris is entitled to receive severance pay pursuant to the severance compensation agreement that he entered into with us, effective August 15, 1990, as amended and restated effective as of January 1, 2005. The severance compensation agreement provides that if, following a change in our control, as defined in the agreement, Mr. Harris's employment is terminated by us without cause or by him within one year of such change in control, he shall be entitled to receive compensation in a lump sum payment equal to 2.99 times his average base salary plus other amounts included in Mr. Harris's income as compensation from the Company (but excluding bonus, incentive, profit-sharing plan and equity compensation) as in effect over the most recent five years preceding the year in which the change in control occurred. Under the severance compensation agreement, Mr. Harris is also entitled to receive a lump-sum payment equal to any amounts forfeited on account of his termination, under any employee pension benefit plan, including benefits under the Company's executive mandatory retirement benefit plan. In addition, he is entitled to receive medical and health insurance coverage under the Company's retiree medical benefit plan and all other benefits he would be eligible to receive in the event of termination without cause or by constructive discharge, although no duplicate benefits will be provided. In the event that Mr. Harris is entitled to receive 2.99 times his base salary under the severance compensation agreement, he shall not also be paid two times his base salary under the employment agreement.

On June 30, 1994, we adopted the Medical Benefit Retirement Plan. On February 10, 1997, we amended this plan to include employees who have seven full years of service and have attained 58 years of age. On November 3, 2005, we amended this plan to reverse the 1997 amendment for future retirees and to remove dependents other than spouses from the plan. The coverage is secondary to any government or subsequent employer-provided health-insurance plans. The annual premium cost to us with respect to the entitled retiree shall not exceed $12,000, subject to an index for inflation. As of December 31, 2007, and 2006, we had liabilities of $913,904 and $791,972, respectively, for the plan; there are no plan assets.

The options of retirees who qualify for the Medical Benefit Retirement Plan will remain exercisable (to the extent exercisable at the time of the optionee's termination) post retirement, subject to certain conditions, if such retiree executes a post-termination non-solicitation agreement, in a form reasonably acceptable to the Company, until the expiration of its term.

The following chart sets forth amounts that would have been payable to Mr. Harris had he realized a qualifying termination of employment under his severance agreement or Employment Agreement, determined as if the triggering event had occurred on December 31, 2007. Other than Mr. Harris, we do not maintain any established severance plan for our employees. Due to the number of factors that affect the calculations in the table, actual amounts paid or distributed may be different.

Termination Scenarios

Charles E. Harris	Termination Following Change of Control ($)	Termination Without Cause or Constructive Discharge ($)	Termination for Cause ($)	Mandatory Retirement ($)	Voluntary Termination ($)	Death ($)	Disability ($)

Lump Sum Salary Payments	885,434	612,374	0	0	0	612,374	0
Medical Insurance Benefits	194,423	194,423	0	194,423	194,423	194,423	194,423
Pension Benefits	147,302	0	0	147,302	0	0	0
All Other Perqs.	146,101	146,101	0	0	0	0	373,256
SERP Payments	2,667,020	2,667,020	2,667,020	2,667,020	2,667,020	2,667,020	2,667,020
Total	4,040,280	3,619,918	2,667,020	3,008,745	2,861,443	3,473,817	3,234,699

In addition, pursuant to his stock option agreements, if Mr. Harris voluntarily terminates his employment and executes a post-termination non-solicitation agreement and a post-termination three-year non-compete agreement in forms reasonably acceptable to the Company, his options (to the extent exercisable at the time of his termination) will remain exercisable until the expiration of their terms. If Mr. Harris’s employment terminates under any of the other termination scenarios outlined in the table immediately above, his options will remain exercisable for periods ranging from zero to one year, depending on the type of option and termination scenario. Mr. Harris’s exercisable options as of December 31, 2007 are reflected in the table “2007 Outstanding Equity Awards at Fiscal Year-End.”

Remuneration of Directors

The following table sets forth the compensation paid by us to our directors for the fiscal year ended December 31, 2007. During 2007, we did not grant any stock option awards or pay or accrue any pension or retirement benefits for our directors.

2007 Director Compensation

Name of Director	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Independent Directors:
W. Dillaway Ayres, Jr.	42,000	0	42,000
Dr. C. Wayne Bardin	42,000	0	42,000
Dr. Phillip A. Bauman	45,000	0	45,000
G. Morgan Browne	45,000	0	45,000
Dugald A. Fletcher	57,000	0	57,000
Mark A. Parsells(1)	18,823	0	18,823
Charles E. Ramsey	42,000	0	42,000
James E. Roberts	47,250	0	47,250
Richard P. Shanley	29,710	0	29,710

Name of Director	Fees Earned or Paid in Cash ($)	All Other Compensation ($)		Total ($)

Interested Directors:
Charles E. Harris(2)	0	0		0
Douglas W. Jamison(2)	0	0		0
Kelly S. Kirkpatrick(3)	22,500	7,500	(4)	30,000
Lori D. Pressman	24,000	35,938	(5)	59,938
——————————
(1)	Mark A. Parsells did not stand for re-election at the Annual Meeting held on May 3, 2007.

(2)	Mr. Harris and Mr. Jamison do not receive additional compensation as Directors. Refer to the "2007 Summary Compensation Table" for details of Mr. Harris's and Mr. Jamison’s compensation for 2007.

(3)	Ms. Kirkpatrick will not stand for re-election at the 2008 Annual Meeting of Shareholders.

(4)	Represents $7,500 for consulting services. Ms. Kirkpatrick may be considered an "interested person" because of consulting work performed for us.

(5)	Represents $35,938 for consulting services. Ms. Pressman may be considered an "interested person" because of consulting work performed for us.

There are no outstanding option awards to directors.

The directors who are not officers receive $1,500 for each meeting of the Board of Directors and $1,500 for each committee meeting they attend, and a monthly retainer of $750. Each non-employee committee Chairman receives an additional monthly retainer of $250. The Lead Independent Director receives an additional monthly retainer of $500. We also reimburse our directors for travel, lodging and related expenses they incur in attending Board and committee meetings. The total compensation and reimbursement for expenses paid or payable to all directors in 2007 was $468,497.

The Board of Directors has adopted a policy that 50 percent of all director fees must be used to purchase our common stock. In 2007, the directors collectively bought 26,555 shares in the open market.

OTHER INFORMATION

We are not subject to any material pending or, to our knowledge, threatened legal proceedings.

Our custodian, J.P. Morgan Chase Bank, 345 Park Avenue, New York, New York 10154-1002, holds our securities in safekeeping.

Our transfer and dividend-paying agent is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038.

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017. It also provides tax return preparation services for us.

BROKERAGE

In 2005, we paid $48,732 in brokerage commissions for the sale of our shares in NeuroMetrix, Inc. We did not effect any transactions in portfolio securities in 2007 or 2006 except for the purchase and sale of treasury securities, for which we do not pay any brokerage commissions. Brokers are selected on the basis of our best judgment as to which brokers are most likely to be in contact with likely buyers of the thinly traded securities of our portfolio companies. We will also consider the competitiveness of such broker’s commission rates. We might pay a premium for a broker’s knowledge of the potential buyers.

DIVIDENDS AND DISTRIBUTIONS

As a regulated investment company under the Code, we will not be subject to U.S. federal income tax on our investment company taxable income that we distribute to shareholders, provided that at least 90 percent of our investment company taxable income for that taxable year is distributed to our shareholders. We currently intend to retain our net capital gains for investment and pay the associated federal corporate income tax. We may change this policy in the future.

To the extent that we retain any net capital gain, we may pay deemed capital gain dividends to shareholders. If we do pay a deemed capital gain dividend, you will not receive a cash distribution, but instead you will receive a tax credit equal to your proportionate share of the tax paid by us. When we declare a deemed dividend, our dividend-paying agent will send you an IRS Form 2439 which will reflect receipt of the deemed dividend income and the tax credit. This tax credit, which we pay at the applicable corporate rate, is normally at a higher rate than the rate payable by individual shareholders on the deemed dividend income. The excess credit can be used by the shareholder to offset other taxes due in that year or to generate a tax refund to the shareholder. In addition, each shareholder’s tax basis in his shares of Common Stock is increased by the excess of the capital gain on which we paid taxes over the amount of taxes we paid. See "Taxation."

We did not pay a cash dividend or declare a deemed capital gain dividend for 2007.

TAXATION

Taxation of the Company

We have elected and qualified and intend to continue to qualify to be taxed as a regulated investment company under Subchapter M of the Code. Accordingly, we must, among other things, (a) derive in each taxable year at least 90 percent of our gross income (including tax-exempt interest) from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to our business of investing in stock, securities or currencies; (b) diversify our holdings so that, at the end of each fiscal quarter (i) at least 50 percent of the market value of our total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than five percent of the value of our total assets and not more than 10 percent of the outstanding voting securities of any issuer (subject to the exception described below), and (ii) not more than 25 percent of the market value of our total assets is invested in the securities of any issuer (other than U.S. government securities and the securities of other regulated investment companies) or of any two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses, and (c) annually distribute at least 90 percent of our investment company taxable income as a dividend.

In the case of a regulated investment company which furnishes capital to development corporations, there is an exception to the rule relating to the diversification of investments described above. This exception is available only to registered management investment companies which the SEC determines to be principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available ("SEC Certification"). We have received SEC Certification since 1999, including for 2006, but it is possible that we may not receive SEC Certification in future years. Pursuant to the SEC Certification, we are generally entitled to include, in the computation of the 50 percent value of our assets (described in (b)(i) above), the value of any securities of an issuer, whether or not we own more than 10 percent of the outstanding voting securities of the issuer, if the basis of the securities, when added to our basis of any other securities of the issuer that we own, does not exceed five percent of the value of our total assets.

As a regulated investment company, in any fiscal year with respect to which we distribute at least 90 percent of the sum of our (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gains over net long-term capital losses and other taxable income other than any net capital gain reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) net tax exempt interest (the excess of its gross tax exempt interest over certain disallowed deductions), we (but not our shareholders) generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains that we distribute to shareholders. To the extent that we retain our net capital gains for investment, we will be subject to U.S. federal income tax. We currently intend to retain our net capital gains for investment and pay the associated federal corporate income tax. We may change this policy in the future.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible four percent excise tax payable by us. To avoid this tax, we must distribute (or be deemed to have distributed) during each calendar year an amount equal to the sum of:

(1)	at least 98 percent of our ordinary income (not taking into account any capital gains or losses) for the calendar year;

(2)
at least 98 percent of our capital gains in excess of our capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by a company with a November or December year-end to use the company’s fiscal year); and

(3)	any undistributed amounts from previous years on which we paid no U.S. federal income tax.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the four percent excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

If in any particular taxable year, we do not qualify as a regulated investment company, all of our taxable income (including its net capital gains) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and distributions will be taxable to the shareholders as ordinary dividends to the extent of our current and accumulated earnings and profits.

We may decide to be taxed as a corporation even if we would otherwise qualify as a regulated investment company.

Company Investments

We may make certain investments which would subject us to special provisions of the Code that, among other things, may affect the character of the gains or losses realized by us and require us to recognize income or gain without receiving cash with which to make distributions.

In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. We do not expect to satisfy the requirement to pass through to the shareholders their share of the foreign taxes paid by us.

Due to our expected investments, in general, distributions will not be eligible for the dividends received deduction allowed to corporate shareholders and will not qualify for the reduced rate of tax for qualified dividend income allowed to individuals.

Taxation of Shareholders

Distributions we pay to you from our ordinary income or from an excess of net short-term capital gains over net long-term capital losses (together referred to hereinafter as "ordinary income dividends") are taxable to you as ordinary income to the extent of our earnings and profits. Distributions made to you from an excess of net long-term capital gains over net short-term capital losses ("capital gain dividends"), including capital gain dividends credited to you but retained by us, are taxable to you as long-term capital gains, regardless of the length of time you have owned our shares. Distributions in excess of our earnings and profits will first reduce the adjusted tax basis of your shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to you (assuming the shares are held as a capital asset). Generally, you will be provided with a written notice designating the amount of any (i) ordinary income dividends no later than 30 days after the close of the taxable year, and (ii) capital gain dividends or other distributions no later than 60 days after the close of the taxable year.

In the event that we retain any net capital gains, we may designate the retained amounts as undistributed capital gains in a notice to our shareholders. If a designation is made, shareholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate tax paid by us. In addition, the tax basis of shares owned by a shareholder would be increased by an amount equal to the difference between (i) the amount included in the shareholder’s income as long-term capital gains and (ii) the shareholder’s proportionate share of the corporate tax paid by us. Shareholders should consult their tax advisors for further information about the impact of a deemed dividend on their state or local taxes.

Dividends and other taxable distributions are taxable to you even though they are reinvested in additional shares of our Common Stock. If we pay you a dividend in January which was declared in the previous October, November or December to shareholders of record on a specified date in one of these months, then the dividend will be treated for tax purposes as being paid by us and received by you on December 31 of the year in which the dividend was declared.

A shareholder will realize gain or loss on the sale or exchange of our common shares in an amount equal to the difference between the shareholder’s adjusted basis in the shares sold or exchanged and the amount realized on their disposition. Generally, gain recognized by a shareholder on the sale or other disposition of our common shares will result in capital gain or loss to you, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss upon the sale or exchange of our shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you. A loss realized on a sale or exchange of our shares will be disallowed if other substantially identical shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

In general, federal withholding taxes at a 30 percent rate (or a lower rate pursuant to a tax treaty) will apply to distributions to shareholders (except to those distributions designated by us as capital gain dividends) that are nonresident aliens or foreign partnerships, trusts or corporations (a "non-U.S. investor"). Different tax consequences may result if a non-U.S. investor is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 or more days during a taxable year and certain other conditions are met.

Backup Withholding

We are required in some circumstances to backup withholding on taxable dividends and other payments paid to non-corporate holders of our shares who do not furnish us with their correct taxpayer identification number and certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

The foregoing is a general discussion of the provisions of the Code and the Treasury regulations in effect as they directly govern our taxation and our shareholders. These provisions are subject to change by legislative or administrative action, and any change may be retroactive. The discussion does not purport to deal with all of the U.S. federal income tax consequences applicable to us, or which may be important to particular shareholders in light of their individual investment circumstances or to some types of shareholders subject to special tax rules, such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding notes in connection with a hedging, straddle, conversion or other integrated transaction, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. Shareholders are urged to consult their tax advisers regarding specific questions as to U.S. federal, foreign, state and local income or other taxes.

CERTAIN GOVERNMENT REGULATIONS

A business development company is regulated by the 1940 Act. A business development company must be organized in the United States for the purpose of investing primarily in companies that are organized in the United States and engaged primarily in businesses other than certain financial businesses and that either do not have any securities listed on a national securities exchange or are controlled by the business development company. In addition, the business development company must make managerial assistance available to these portfolio companies. A business development company may use capital provided by public shareholders and from other sources to invest in what are usually private investments. A business development company provides shareholders the ability to retain the liquidity of a publicly traded stock, while sharing in the possible benefits, if any, of investing primarily in what are usually privately owned companies.

As a business development company, we may not acquire any assets other than "qualifying assets" unless, at the time we make the acquisition, the value of our qualifying assets represents at least 70 percent of the value of our total assets. The principal categories of qualifying assets relevant to our business are:

•	securities purchased in transactions not involving any public offering, the issuer of which is an eligible portfolio company;

•	securities received in exchange for or distributed with respect to securities described in the bullet above or pursuant to the exercise of options, warrants or rights relating to the securities; and

•	cash, cash items, government securities or high quality debt securities (within the meaning of the 1940 Act), maturing in one year or less from the time of investment.

An eligible portfolio company is generally a domestic company that is not an investment company (other than a small business investment company wholly owned by a business development company) and is not engaged primarily in certain financial businesses and that:

•	does not have a class of securities registered on a national securities exchange;

•	is actively controlled by the business development company and has an affiliate of a business development company on its Board of Directors; or

•	meets other criteria as may be established by the SEC.

Control under the 1940 Act is presumed to exist where a business development company beneficially owns more than 25 percent of the outstanding voting securities of the portfolio company.

To include securities described above as qualifying assets for the purpose of the 70 percent test, a business development company must make available to the issuer of those securities (whether directly or through cooperating parties) significant managerial assistance such as providing significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. We offer to provide managerial assistance to each of our portfolio companies.

As a business development company, we are entitled to issue senior securities in the form of stock or indebtedness, including bank borrowings and debt securities, as long as our senior securities have an asset coverage of at least 200 percent immediately after each issuance. See "Risk Factors."

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of members of our Board of Directors who are not interested persons and, in some cases, may have to seek prior approval from the SEC.

As with other companies regulated by the 1940 Act, a business development company must adhere to substantive regulatory requirements. A majority of our directors must be persons who are not interested persons, as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our shareholders arising from willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of that person’s office.

We maintain a code of ethics under Rule 17j-1 of the 1940 Act that establishes procedures for personal investment and restricts some transactions by our personnel. Our code of ethics generally does not permit investment by our employees in private securities that may be purchased or held by us. The code of ethics is filed as an exhibit to our registration statement of which this Prospectus is a part. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on operations of the Public Reference Room by calling the SEC at 202-942-8090. In addition, the code of ethics is available on the EDGAR Database on the SEC Internet site at http://www.sec.gov. You may obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, 450 5th Street, N.W., Washington, D.C. 20549.

We may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company unless authorized by vote of a majority of the outstanding voting securities, voting on the matter at a meeting at which a quorum is present.

We vote proxies relating to our portfolio securities in what management believes is in the best interest of our shareholders. We carefully review on a case by case basis each proposal submitted to a shareholder vote to determine its impact on the portfolio securities held by us. Although we generally vote against proposals that may have a negative impact on our portfolio securities, we may vote for such a proposal if there exists a compelling long-term reason to do so.

Our proxy voting decisions are made by the Managing Directors who are responsible for monitoring each of our investments. To ensure that our vote is not the product of a conflict of interest, we required that: (i) anyone involved in the decision-making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision-making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

Shareholders may obtain information regarding how we voted proxies with respect to our public portfolio companies by making a written request for proxy voting information or by contacting us by telephone at 1-877-TINY-TECH.

CAPITALIZATION

We are authorized to issue 45,000,000 shares of Common Stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.10 per share. Each share within a particular class or series thereof has equal voting, dividend, distribution and liquidation rights. When issued, in accordance with the terms thereof, shares of Common Stock will be fully paid and non-assessable. Shares of Common Stock are not redeemable and have no preemptive, conversion, or cumulative voting rights.

The following table shows the number of shares of (i) capital stock authorized, (ii) the amount held by us or for our own account, and (iii) capital stock outstanding for each class of our authorized securities as of December 31, 2007.

Title of Class	Amount Authorized	Amount Held by Company or for its Own Account	Amount Outstanding
Common Stock	45,000,000	1,828,740	23,314,573
Preferred Stock	2,000,000	0	0

Issuance of Preferred Stock

Our Board of Directors is authorized by our articles of incorporation to issue up to 2,000,000 shares of preferred stock having a par value of $0.10 per share. The Board of Directors is authorized to divide the preferred stock into one or more series and to determine the terms of each series, including, but not limited to, the voting rights, redemption provisions, dividend rate and liquidation preference. Any terms must be consistent with the requirements of the 1940 Act. The 1940 Act currently prohibits us from issuing any preferred stock if after giving effect to the issuance the value of our total assets, less all liabilities and indebtedness other than senior securities, would be less than 200 percent of the aggregate amount of senior securities representing indebtedness plus the aggregate involuntary liquidation value of our preferred stock (other than up to 5 percent borrowings for temporary purposes). Leveraging with preferred stock raises the same general potential for loss or gain and other risks as does leveraging with borrowings described above.

Options and Warrants

We have no warrants outstanding. As of March 31, 2008, we had 4,315,776 options outstanding, which were granted pursuant to our Equity Incentive Plan described herein. Under the 1940 Act, we cannot issue options and/or warrants for more than 25 percent of our outstanding voting securities.

PLAN OF DISTRIBUTION

We may sell our Common Stock through underwriters or dealers, directly to one or more purchasers through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of our Common Stock will be named in the applicable Prospectus Supplement.

The distribution of our Common Stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share must equal or exceed the net asset value per share of our Common Stock exclusive of any underwriting commissions or discounts.

In connection with the sale of our Common Stock, underwriters or agents may receive compensation from us in the form of discounts, concessions or commissions. Underwriters may sell our Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our Common Stock may be deemed to be underwriters under the Securities Act of 1933, and any discounts and commissions they receive from us and any profit realized by them on the resale of our Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable Prospectus Supplement. The maximum commission or discount to be received by any NASD member or independent broker-dealer will not exceed eight percent. We will not pay any compensation to any underwriter or agent in the form of warrants, options, consulting or structuring fees or similar arrangements.

Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the Nasdaq Global Market.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our Common Stock may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

If so indicated in the applicable Prospectus Supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our Common Stock from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contacts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Common Stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, our Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, our special counsel in connection with the offering of Common Stock.

EXPERTS

Our audited financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 have been incorporated by reference from our 2007 Annual Report on Form 10-K in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing. PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, New York 10017.

We will furnish, without charge, a copy of such financial statements upon request by writing to 111 West 57th Street, Suite 1100, New York, New York 10019, Attention: Investor Relations, or calling 1-800-TINY-TECH.

FURTHER INFORMATION

We are subject to the informational requirements of the 1934 Act and in accordance therewith file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by us can be inspected and copied at public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, its Northeast Regional Office, 233 Broadway, New York, New York 10279 and its Chicago Regional Office, Suite 900, 175 West Jackson Boulevard, Chicago, Illinois 60604. You can obtain information on the operation of the Public Reference room by calling the SEC at (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements, and other information. The address of the SEC’s website is http://www.sec.gov. Copies of this material may also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our Common Stock is listed on the Nasdaq Global Market and our reports, proxy statements and other information concerning us can be inspected and copied at the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

PRIVACY POLICY

We are committed to maintaining the privacy of our shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in some cases, we may share information with select other parties.

Generally, we do not receive any non-public personal information relating to our shareholders, although some non-public personal information of our shareholders may become available to us. We do not disclose any non-public personal information about our shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third party administrator).

We restrict access to non-public personal information about our shareholders to our employees and to employees of our service providers and their affiliates with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our shareholders.

HARRIS & HARRIS GROUP, INC.

4,000,000 Shares

Common Stock

The date of the Prospectus is     , 2008

__________________

This Prospectus constitutes a part of a registration statement on Form N-2 (together with all the exhibits and the appendix thereto, the "Registration Statement") filed by us with the SEC under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to us and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of the material terms of such documents.

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus. If given or made, any information or representation must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or the solicitation of an offer to buy shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation would be unlawful.

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements - The following financial statements and related documents have been incorporated by reference into the Registration Statement:

(a) Annual Report on Form 10-K
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Assets and Liabilities as of December 31, 2007, and 2006
Consolidated Statements of Operations for the years ended December 31, 2007, 2006, and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2007, 2006, and 2005
Consolidated Schedule of Investments as of December 31, 2007, and 2006
Notes to Consolidated Schedule of Investments
Notes to Consolidated Financial Statements
Financial Highlights for the years ended December 31, 2007, 2006, and 2005

Statements, schedules and historical information other than those listed above have been omitted since they are either not applicable, or not required or the required information is shown in the financial statements or notes thereto.

(2) Exhibits:

(a)   (1) Restated Certificate of Incorporation of Harris & Harris Group, Inc., dated September 23, 2005, incorporated by reference as Exhibit 99 to Form 8-K filed on September 27, 2005.

(2) Certificate of Amendment of the Certificate of Incorporation of Harris & Harris Group, Inc., dated May 19, 2006, incorporated by reference as Exhibit 3.1 to the Company's Form 10-Q filed on August 9, 2006.

(b) Restated By-laws of the Company, incorporated by reference as Exhibit 2(b) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-112862), filed on March 22, 2004.

(c) Not applicable.

(d) Form of Specimen Certificate of Common Stock.(2)

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i)   (1) Harris & Harris Group, Inc. Amended and Restated Employee Profit-Sharing Plan, incorporated by reference as Exhibit 10.8 to the Company’s Form 10-K for the year ended December 31, 2007 (File No. 814-00176), filed on March 13, 2008.

(2) Harris & Harris Group, Inc., 2006 Equity Incentive Plan, incorporated by reference as Appendix B to the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders filed on April 3, 2006.

(3) Form of Incentive Stock Option Agreement incorporated by reference as Exhibit 10.1 to the Company's Form 8-K (File No. 814-00176) filed on June 26, 2006.

(4) Form of Non-Qualified Stock Option Agreement, incorporated by reference as Exhibit 10.2 to the Company's Form 8-K (File No. 814-00176) filed on June 26, 2006.

(5) Harris & Harris Group, Inc. Directors Stock Purchase Plan 2001.(2)

(6) Amended and Restated Employment Agreement between Harris & Harris Group, Inc. and Charles E. Harris, dated August 2, 2007, incorporated by reference as Exhibit 10.1 to the Company’s Form 8-K (File No. 814-00176) filed on August 3, 2007.

(7) Amended and Restated Severance Compensation Agreement, dated August 2, 2007, incorporated by reference as Exhibit 10.2 to the Company’s Form 8-K (File No. 814-00176) filed on August 3, 2007.

(8) Deferred Compensation Agreement, incorporated by reference as Exhibit 10.5 to the Company’s Form 10-K for the year ended December 31, 2004 (File No. 814-00176) filed on March 16, 2005.

(9) Amendment No. 4 to Deferred Compensation Agreement, incorporated by reference as Exhibit 10 to the Company's Form 10-Q (File No. 814-00176) filed on August 9, 2006.

(10) Amendment No 2. to Deferred Compensation Agreement, incorporated by reference as Exhibit 10.1 to the Company's Form 8-K (File No. 814-00176) filed on October 15, 2004.

(11) Amendment No. 1 to Deferred Compensation Agreement.(1)

(12) Trust Under Harris & Harris Group, Inc. Deferred Compensation Agreement.(2)

(13) Amended and Restated Harris & Harris Group, Inc. Executive Mandatory Retirement Benefit Plan, dated August 2, 2007, incorporated by reference as Exhibit 10.4 to the Company’s Form 8-K (File No. 814-00176) filed on August 3, 2007.

(14) Amended and Restated Supplemental Executive Retirement Plan, dated August 2, 2007, incorporated by reference as Exhibit 10.3 to the Company’s Form 8-K (File No. 814-00176) filed on August 3, 2007.

(j) Harris & Harris Group, Inc. Custodian Agreement with JP Morgan, incorporated by reference as Exhibit 2(j) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-112862) filed on March 22, 2004.

(k)       (1) Form of Indemnification Agreement which has been established with all directors and executive officers of the Company, incorporated by reference as Exhibit 2(i)(7) to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-112862) filed on March 22, 2004.

(2) Agreement of Sub-Sublease, dated April 18, 2003, by and between Prominent USA, Inc. and Harris & Harris Group, Inc., incorporated by reference as exhibit 10.17 to the Company’s Form 10-K for the year ended December 31, 2007 (File No. 814-00176), filed on March 13, 2008.

(3) Amendment to Agreement of Sub-Sublease, dated May 9, 2003, by and between Prominent USA, Inc., and Harris & Harris Group, Inc., incorporated by reference as exhibit 10.18 to the Company’s Form 10-K for the year ended December 31, 2007 (File No. 814-00176), filed on March 13, 2008.

(4) Assignment and Assumption, Modification and Extension of Sublease Agreement, dated December 17, 2004, by and among the Economist Newspaper Group, Inc., National Academy of Television Arts & Sciences, and Harris & Harris Group, Inc., incorporated by reference as exhibit 10.19 to the Company’s Form 10-K for the year ended December 31, 2007 (File No.814-00176) filed on March 13, 2008.

(l) Opinion letter of Skadden, Arps, Slate, Meagher & Flom, LLP.(3)

(m) Not applicable.

(n) Consent of the Independent Registered Public Accounting Firm.(1)

(o) Not applicable.

(p) Not applicable.

(q) Not applicable.

(r) Code of Ethics Pursuant to Rule 17j-1, incorporated by reference as Exhibit 14 to the Company's Form 8-K (File No. 814-00176) filed on March 7, 2008.

(s) Powers of Attorney.(2)(4)

(1) Filed herewith.

(2) Previously filed with the Company's Registration Statement on Form N-2 (File No. 333-138996) filed on November 29, 2006.

(3) Previously filed with Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File No. 333-138996) filed on April 23, 2007

Item 26. Marketing Arrangements

The information contained under the heading "Plan of Distribution" on page 76 of the Prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with this offering described in this Registration Statement:

Registration fees	$5,000
Nasdaq listing fee	$6,500
Printing (other than stock certificates)	$0
Accounting fees and expenses	$40,000
Legal fees and expenses	$115,000
Miscellaneous	$83,500
Total	$250,000

Item 28. Persons Controlled by or Under Common Control with Company

At December 31, 2007	Organized under laws of	Percentage of voting securities owned by the Registrant
Harris & Harris Enterprises, Inc.	Delaware	100%

Item 29. Number of Holders of Securities (as of April 1, 2008)

Title of class	Number of record holders
Common Stock, $.01 par value	134

Item 30. Indemnification

Article 8 ("Article 8") of our Certificate of Incorporation, as adopted by our board of directors in October 1992, and approved by our shareholders in December 1992 and restated in September 2005, provides for the indemnification of our directors and officers to the fullest extent permitted by applicable New York law, subject to the applicable provisions of the 1940 Act.

Scope of Indemnification Under New York Law. BCL §§ 721-726 provide that a director or officer of a New York corporation who was or is a party or a threatened party to any threatened, pending or completed action, suit or proceeding (i) shall be entitled to indemnification by the corporation for all expenses of litigation when he is successful on the merits, (ii) may be indemnified by the corporation for judgments, fines, and amounts paid in settlement of, and reasonable expenses incurred in, litigation (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and for a purpose he reasonably believed to be in or not opposed to the best interest of the corporation (and, in criminal proceedings, had no reasonable cause to believe that his conduct was unlawful), and (iii) may be indemnified by the corporation for amounts paid in settlement and reasonable expenses incurred in a derivative suit (i.e., a suit by a shareholder alleging a breach of a duty owed to the corporation by a director or officer) even if he is not successful on the merits, if he acted in good faith, for a purpose which he believed to be in, or not opposed to, the best interest of the corporation. However, no indemnification may be made in accordance with clause (iii) if he is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability and in view of all of the circumstances, he is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above and the advancement of litigation expenses, may be made only upon a determination by (i) a majority of a quorum of disinterested directors, (ii) independent legal counsel, or (iii) the shareholders that indemnification is proper because the applicable standard of conduct has been met. In addition, litigation expenses to a director or officer may only be made upon receipt of an undertaking by the director or officer to repay the expenses if it is ultimately determined that he is not entitled to be indemnified. The indemnification and advancement of expenses provided for by BCL §§ 721-726 are not deemed exclusive of any rights the indemnitee may have under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise. When any action with respect to indemnification of directors is taken by amendment to the by-laws, resolution of directors, or agreement, the corporation must mail a notice of the action taken to its shareholders of record by the earlier of (i) the date of the next annual meeting, or (ii) fifteen months after the date of the action taken.

The foregoing provisions are subject to Section 17(h) of the 1940 Act, which provides that neither the certificate of incorporation or by-laws nor any agreement may protect any director or officer against any liability to the Company or any of its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties.

The Indemnification Agreements. Pursuant to the Indemnification Agreement, the Company would indemnify the indemnified director or officer (the "Indemnitee") to the fullest extent permitted by New York law as in effect at the time of execution of the Indemnification Agreement and to such fuller extent as New York law may permit in the future, subject in each case to the applicable provisions of the 1940 Act. An Indemnitee would be entitled to receive indemnification against all judgments rendered, fines levied, and other assessments (including amounts paid in settlement of any claims, if approved by the Company), plus all reasonable costs and expenses (including attorneys’ fees) incurred in connection with the defense of any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative (an "Action"), related to or arising from (i) any actual or alleged act or omission of the Indemnitee at any time as a director, officer, employee, or agent of the Company or any of its affiliates or subsidiaries, or (ii) the Indemnitee’s past, present, or future status as a director, officer, employee or agent of the Company or any of its affiliates or subsidiaries. An Indemnitee would also be entitled to advancement of all reasonable costs and expenses incurred in the defense of any Action upon a finding by a court or an opinion of independent counsel that the Indemnitee is more likely than not to prevail. If the Company makes any payment to the Indemnitee under the Indemnification Agreement and it is ultimately determined that the Indemnitee was not entitled to be indemnified, the Indemnitee would be required to repay the Company for all amounts paid to the Indemnitee under the Indemnification agreement. An Indemnitee would not be entitled to Indemnification or advancement of expenses under the Indemnification Agreement with respect to any proceeding or claim brought by him against the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We maintain directors’ and officers’ liability insurance.

Item 31. Business and Other Connections of Investment Adviser

Not applicable because the Company has no investment adviser.

Item 32. Location of Accounts and Records

Certain accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated there under are maintained at the offices of the Company at 111 West 57th Street, Suite 1100, New York, New York 10019. Certain accounts, books and other documents pertaining to the Company’s subsidiaries are maintained at 111 West 57th Street, Suite 1100, New York, New York 10019.

Item 33. Management Services

Global Shares provides stock plan administration services for our Equity Incentive Plan. The total cost of these services for 2008 is estimated to be $17,500.

Item 34. Undertakings

1.	We undertake to suspend the offering of shares until we amend our prospectus if:

(1)
subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10 percent from our net asset value per share as of the effective date of the Registration Statement; or

(2)	the net asset value increases to an amount greater than our net proceeds as stated in the Prospectus.

2.	Not applicable.

3.	Not applicable.

4.	We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)
to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)
that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)
that for the purposes of determining any liability under the Securities Act of 1933, each filing of our annual report or quarterly reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	We hereby undertake:

(a)
that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 497(e) and Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b)
that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 2nd day of April, 2008.

HARRIS & HARRIS GROUP, INC.

By:	/s/ Charles E. Harris
	Name:	Charles E. Harris
	Title:	Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Charles E. Harris	Chairman of the Board and	April 2, 2008
Charles E. Harris	Chief Executive Officer
(Principal Executive Officer)

/s/ Daniel B. Wolfe	Chief Financial Officer	April 2, 2008
Daniel B. Wolfe	(Principal Financial Officer)

/s/ Patricia N. Egan	Chief Accounting Officer, Senior	April 2, 2008
Patricia N. Egan	Controller and Vice President

*	Director	April 2, 2008
W. Dillaway Ayres, Jr.

*	Director	April 2, 2008
Dr. C. Wayne Bardin

*	Director	April 2, 2008
Dr. Phillip A. Bauman

*	Director	April 2, 2008
G. Morgan Browne

*	Director	April 2, 2008
Dugald A. Fletcher

/s/ Douglas W. Jamison	Director	April 2, 2008
Douglas W. Jamison

*	Director	April 2, 2008
Kelly S. Kirkpatrick

*	Director	April 2, 2008
Lori D. Pressman

*	Director	April 2, 2008
Charles E. Ramsey

*	Director	April 2, 2008
James E. Roberts

*	Director	April 2, 2008
Richard P. Shanley

*By:	/s/ Charles E. Harris
Attorney-in-fact

EXHIBITS

(n)	Consent of the Independent Registered Public Accounting Firm.

(i) (11)	Amendment No. 1 to Deferred Compensation Agreement.